

Marriott



SEE THE WORLD

MARRIOTT INTERNATIONAL, INC. 2012 ANNUAL REPORT

Marriott International at a Glance

	THE AMERICAS	ASIA PACIFIC	EUROPE	MIDDLE EAST & AFRICA
YEAR ENDING 2012				
Properties Open	3,339	137	284	41
Rooms	550,319	44,829	53,321	11,925
HOTELS UNDER DEVELOPMENT				
Hotels	574	140	37	41
Rooms	75,500	37,000	6,600	10,100

GLOBAL GROWTH

74 Countries **3,801** Properties **660,394** Rooms

OUR STRATEGY

NEXT GENERATION TRAVELERS
Understand and attract Gen X, Y and future guests

OWNER PREFERENCE
Generate value for our hotel owners and franchisees

BRAND DISTINCTION
Invest in innovation and differentiation

PORTFOLIO POWER
Build loyalty with the most compelling family of brands

TECHNOLOGY LEADERSHIP
Empower connections for guests and associates

GLOBAL GROWTH
Expand our footprint and profitability

POWERFUL BRANDS

LUXURY
- THE RITZ-CARLTON®
- THE RITZ-CARLTON DESTINATION CLUB®
- BVLGARI®
- JW MARRIOTT®

LIFESTYLE/ COLLECTIONS
- EDITION®
- AUTOGRAPH COLLECTION®
- RENAISSANCE®
- AC HOTELS

SIGNATURE
- MARRIOTT HOTELS & RESORTS®

MODERN ESSENTIALS
- COURTYARD®
- SPRINGHILL SUITES®
- FAIRFIELD INN & SUITES®

EXTENDED STAY
- RESIDENCE INN®
- TOWNEPLACE SUITES®
- MARRIOTT EXECUTIVE APARTMENTS®

DESTINATION ENTERTAINMENT
- GAYLORD HOTELS®
- MARRIOTT VACATION CLUB®
- GRAND RESIDENCES BY MARRIOTT®



J.W. Marriott, Jr.
Executive Chairman and Chairman of the Board

A Message From the Executive Chairman

This year's annual report invites you to "See the World," featuring iconic landmarks around the globe. We're working hard to make sure you can do just that by staying in our hotels. When I started as chief executive officer in 1972, we had one hotel outside the U.S., in Acapulco, Mexico. Today, we have more than 600 properties outside the U.S., and nearly 70 percent of our hotel rooms under construction are beyond North America's shores. It's an exciting time to be in the lodging business.

2012 was an outstanding year; my first as the company's executive chairman. Our strong performance is a tribute to the commitment and hard work of our associates all around the world and the exceptional quality of our properties. As we continue to evolve as a company, we're staying true to our core values—Putting People First, Pursuing Excellence, Embracing Change, Acting with Integrity and Serving Our World. Our strength lies in these values and helps propel our vision of making Marriott the #1 hospitality company in the world.

"Take care of your associates and they'll take care of the guests" was the philosophy of our founder, my father—J. Willard Marriott. At Marriott, caring for people and the community is part of who we are. Around the globe, we offer our associates fair treatment, respect and opportunities for personal and professional growth. We know that when we feel valued and respected, it helps make our guests feel that way too.

Marriott has a longstanding reputation for excellent customer service, which dates back to the start of our company more than 85 years ago. To fulfill our vision, Marriott continually seeks innovative and creative ways to meet the needs of guests. We maintain high standards in every aspect of our business, from human rights to environmental and social sustainability. We're gratified to regularly earn recognition for our commitment to our customers and associates.

We empower our associates to get involved in community service projects and initiatives all over the world. As we grow globally, Marriott is focused on critical areas of need where we can serve the communities where we operate ... shelter and food, the environment, readiness for work, the well-being of children and global diversity and inclusion. Worldwide in 2012, our associates raised $4.3 million for their communities during company-sponsored events and volunteered nearly 460,000 hours.

Last year, I visited more than 200 hotels across the globe. Wherever I travel, I see the dedication, passion and pride that our associates display every day. This is who we are; our business is to welcome travelers. We don't manufacture machines or produce consumer goods. We provide outstanding service, fabulous destinations and exceptional experiences.

On behalf of all associates, we invite you to join us. And when you do, we'll be there to welcome you at our more than 3,800 properties across the globe. Wishing you great travels!

J.W. Marriott, Jr.


$1,185
$1,303
$1,420
2010
2011
2012

TOTAL FEES
(Dollars in millions)


618,104
643,196
660,394
2010
2011
2012

TOTAL ROOMS


14%
13%
35%
2010
2011
2012

RETURN ON INVESTED CAPITAL[1]

[1] *See page 92 for additional information on this non-GAAP measure, including a reconciliation, our reasons for providing this measure and limitations on its use.*



Arne M. Sorenson
President and
Chief Executive Officer

To Our Shareholders

It's exciting to be at the helm of such a tremendous company, working with a talented and experienced team to grow the business and increase shareholder value. I appreciate Bill Marriott's confidence and support.

More of you are traveling internationally than ever—in 2012, the United Nations' World Tourism Organization reported that more than 1 billion trips were taken by people who traveled outside their borders. We are setting our sights to get to 2 billion! It's an ambitious goal; that's why I joined the board of Brand USA, and attended the World Economic Forum in Davos, Switzerland, where we urged governments around the world to adopt "smart visa" policies to stimulate global travel. Travel creates jobs and spurs economic growth. From Turkey to China; from Russia to the United Arab Emirates; and in the U.S., governments are increasingly thinking about international travel and tourism as trade, and they are working to remove barriers and be more strategic in granting visas and welcoming visitors.


JW MARRIOTT
MARQUIS

Officially recognized as the world's tallest hotel at a height of 355 meters, only 26 meters short of the Empire State Building in New York City, the JW Marriott® Marquis® is Dubai's world-class convention and business destination hotel.

2012 PERFORMANCE HIGHLIGHTS

2012 was an excellent year for our company. Here are some of the highlights:

- For the full year 2012, diluted earnings per share (EPS) totaled $1.72. Adjusting the prior year for the timeshare spin-off and other charges, EPS increased 31 percent and adjusted Earnings Before Interest Expense, Taxes, Depreciation and Amortization (EBITDA) rose 16 percent.[1] Full year fee revenue totaled $1.4 billion matching peak 2007 levels. Incentive management fees alone rose 19 percent. Return on invested capital reached 35 percent in 2012.[1]
- Revenue Per Available Room (RevPAR) for the company's worldwide comparable systemwide properties increased more than 6 percent in 2012 and average daily rates rose nearly 4 percent. We saw RevPAR improve around the world despite economic weakness in Europe and political uncertainty in the Middle East. In North America, a strengthening economy and modest industry supply growth pushed both room rates and RevPAR higher.
- Marriott Rewards,® our award-winning guest loyalty program, and our new The Ritz-Carlton Rewards® program, together surpassed 41 million members accounting for more than half of our room nights worldwide.
- Marriott.com, one of the top consumer retail sites in the world, accounted for more than $8.1 billion in property-level gross revenues in 2012.
- During 2012, we opened 125 properties with over 27,000 rooms. We acquired the Gaylord brand with valuable long-term management agreements; opened high-profile hotels such as the JW Marriott Essex House in New York City; increased our Autograph Collection distribution now spanning four continents; and expanded our Greater China hotel portfolio to 62 properties. Our hotel development organization had an outstanding year signing a record 57,000 rooms worldwide. Our worldwide pipeline of rooms under construction, approved for development or pending conversion reached nearly 130,000 rooms.
- Our portfolio of luxury brands—BVLGARI Hotels & Resorts, The Ritz-Carlton, JW Marriott, and our latest luxury lifestyle brand, EDITION, together reached over 180 properties and more than 50,000 rooms worldwide.

[1] *See pages 18 and 92-95 for additional information on these non-GAAP measures, including reconciliations, our reasons for providing these measures and limitations on their use.*

- We repurchased 31 million shares in 2012 for approximately $1.2 billion. Including $191 million in dividends, we returned more than $1.3 billion to shareholders during the year.

STRATEGY FOR SUCCESS

As we grow globally, we remain committed to the enduring core values that set us apart, and the talented people who make this company great. Our vision remains to be the best hospitality company in the world. Our strategy combines our unique culture with an extensive portfolio of global brands, a customer-focused sales organization, tremendous guest loyalty and a broad distribution of hotels at multiple price points. By focusing on managing and franchising hotels, rather than owning them, we drive strong shareholder value and high return on invested capital.

With 18 lodging brands our *portfolio power* allows us to meet the development strategies of individual owners and franchisees and propel distribution and growth. By emphasizing *brand distinction* under the Marriott International umbrella, guests can stay with us even as their travel needs and budgets change.

Our flagship brand, Marriott Hotels & Resorts, continues to broaden its leadership and distribution around the world while changing to meet new customer expectations. New service initiatives and a marketing campaign will be introduced in 2013. The new lobby concept, already available in more than 200 hotels, should be found everywhere by 2015.

Our luxury brands are thriving with a new Ritz-Carlton in Vienna, Austria and the star-studded opening of the JW Marriott Marquis Dubai, the tallest hotel in the world. EDITION, our newest luxury lifestyle brand, combines an energetic atmosphere, attitude and style, showcasing some of the best dining and entertainment options. Sophisticated public spaces, finishes, design and details serve the experience, instead of driving it. The EDITION London is scheduled to open in 2013. Other EDITION hotels are planned for Los Angeles, Calif.; New York, N.Y.; Miami Beach, Fla.; Abu Dhabi in the United Arab Emirates; Sanya, China; Gurgaon, India; and Bangkok, Thailand.

Our acquisition of the Gaylord brand and hotel management company in 2012 adds fuel to our already leading group and meeting portfolio. These incredible hotels bring a fresh, new focus on entertainment, lots of great opportunities to surprise and delight our guests, and enhance our leadership in the major meeting market. Gaylord should benefit from Marriott's strong reservation system, sales organization, frequent traveler program, and back-of-the-house systems.

Since the launch of the Autograph Collection three years ago, the brand already has nearly 40 hotels open and another 22 in the development pipeline. From gilded palaces to modernist icons to exotic escapes, every hotel is a landmark of individuality. As a member of the Autograph Collection, owners of independent hotels can take advantage of Marriott's powerful distribution and marketing channels while remaining unique.

Demand for our Modern Essentials brands—Courtyard, Fairfield Inn & Suites, Residence Inn, SpringHill Suites and TownePlace Suites—is increasing in North America as well as globally. There are significant opportunities for Fairfield℠ with unique market-driven designs in India and Brazil, while our SpringHill Suites brand will soon reach a milestone 300th hotel with its first property in New York City. Celebrating its 30th anniversary, Courtyard's rapid growth around the world should allow this power brand to reach 1,000 hotels by year-end 2014.

In early March,[2] we announced our newest brand, MOXY HOTELS,℠ a European economy 3-star concept that appeals to the fast emerging millennial traveler, combining contemporary stylish design, approachable service and affordable prices. We expect to add 150 franchised MOXY properties over the next 10 years.

LOOKING AHEAD

We are focused on *next generation travelers*. Nearly half the people on this planet are under the age of 25. They will increasingly be our new customers, and what they want, we will deliver. That includes *technology leadership* and mobility, along with style, choices and experiences.

We're also ramping up mobile booking and other flexible, intuitive technologies, and we're building and investing in social media to better understand—and deliver—what guests want. In 2012, *FORTUNE*® named us to its "Social Media Star" list, which recognizes companies for their innovative use of social media to improve their businesses.

We are very well positioned to keep driving *global growth*. Our four continental regions—The Americas, including the Caribbean and Latin America; Asia Pacific; Europe, the Middle East and Africa—all saw major growth in 2012 *(see highlights from each region beginning on page 4)*. Our continental structure provides close-to-market leadership—a key driver to our success. Our increasing nimbleness allows us to be efficient and insightful about markets and cultures around the world.

If we get all these things right—and we will—we'll continue to be rewarded with hotel *owner preference*, sharing our success with our trusted partners.

On behalf of our hotels and the 325,000 associates at managed and franchised properties around the world, we invite you to "See the World" and stay with us.



[2] *MOXY launched March 5, 2013 and is not included in the brands listed on the "Marriott International at a Glance" page.*

The Americas

15 Brands 3,339 Open Properties in 27 Countries
574 Hotels Under Development

Major Hotel Openings: JW Marriott Hotel Cusco–Peru • JW Marriott Essex House–New York, N.Y. • Gaylord Hotels–Grapevine, Texas; Kissimmee, Fla.; Nashville, Tenn.; National Harbor, Md.



David J. Grissen
President, The Americas

The Americas continues to produce dynamic results across our brand portfolio. In North America, we added full-service hotels through conversions, new Autograph Collection hotels, and the addition of the Gaylord brand. New build development for our Modern Essentials and Extended Stay brands is a major catalyst for growth. In the Caribbean and Latin America, we expect to nearly double our footprint by the end of 2017. South America, especially Brazil, is very strong with focus on the Fairfield and Courtyard brands.

HOW WE SERVE OUR WORLD

- In the Americas, we provide a World of Opportunity to disadvantaged youth and adults through hospitality training and employment. Our partnerships include Back on My Feet, a nonprofit that uses running to help members of the homeless community get back on their feet and into jobs, including at our Marriott hotels. Through the Bridges From School to Work® program, we are training and employing young people with disabilities. And our hotels in Brazil and Mexico are providing vulnerable youth with life and employment skills through the Youth Career Initiative (YCI).
- Through the Children's Miracle Network Hospitals, our associates have raised nearly $90 million over nearly 30 years, including more than $5.4 million in 2012, to support healthcare for children and their families.
- To preserve the environment, we have protected 1.4 million acres of rainforest in the Amazon. Our $2 million contribution to the Amazonas Sustainable Foundation has supported sustainable livelihoods, schools, and medical support for the residents.

Located in the heart of Cusco's historic district, the JW Marriott Cusco in Peru stands at 11,154 feet above sea level, the company's highest-altitude hotel. Situated at the gateway of the Andes mountain sanctuary Machu Picchu, the hotel features a highly customized design built around a colonial church and ancient Inca artifacts found on the site.

Asia Pacific

9 Brands 137 Open Properties in 12 Countries
140 Hotels Under Development

Major Hotel Openings: The Ritz-Carlton, Okinawa–Japan • Guangzhou Marriott Hotel Tianhe–China • The Stones Hotel - Legian Bali, Autograph Collection–Indonesia



Simon F. Cooper
President and Managing Director
Asia Pacific

With our focus on development in China and India, our Asia Pacific region is growing dramatically. Our hotel pipeline in China should allow us to open—on average—one new hotel a month for the next five years. In India, we expect to grow from 16 to more than 50 hotels by 2015, including Fairfield by Marriott,[SM] which was specifically designed for that market.

HOW WE SERVE OUR WORLD

In southwestern China's Sichuan Province, we're helping protect the source of fresh water for more than 2 billion people by investing $500,000 over two years in partnership with Conservation International. The initiative promotes sustainable jobs—such as beekeeping and honey production—to lessen the impact on the water supply. Nobility of Nature honey is being sold in nearly all Marriott hotels throughout China and Hong Kong, with a portion of the proceeds going back to support the program. Worldwide, our Ritz-Carlton hotels help youth gain life skills and an introduction to hotel careers through our award-winning Succeed through Service partnership with local schools in disadvantaged communities.

The Ritz-Carlton, Okinawa in Japan is known locally as "Gusuku," which means "guest house." The Ritz-Carlton expresses in the landscape and architecture the peaceful, caring and friendship spirit–"Keion"–of the Okinawan people. The Shurijo motif is symbolic of Okinawa with its traditional red clay tile roofs, white walls and holy water pond.

Europe

13 Brands 284 Open Properties in 25 Countries 37 Hotels Under Development

Major Hotel Openings: Renaissance Barcelona Hotel–Spain • JW Marriott Hotel Absheron Baku–Azerbaijan • The Ritz-Carlton, Vienna–Austria



Amy C. McPherson
President and Managing Director Europe

We are three years into our five-year growth goal to double our portfolio in Europe by adding 40,000 rooms, opened or signed by year-end 2015. We are almost halfway there, driven by some major new growth platforms. With AC Hotels by Marriott,[SM] our joint venture Lifestyle/Collections brand, we've built brand presence in Southern Europe with 79 hotels in Spain, Italy, Portugal and France. With more than 60 percent of total hotels in Europe operating independently, the Autograph Collection is a significant pillar for growth and we now have 18 open or signed in the region. With our new Courtyard prototype, we are expanding into Eastern Europe with Russia becoming our fourth largest source market in Europe. And with our newest brand, MOXY HOTELS, we aim to capture those looking for "style on a budget."

HOW WE SERVE OUR WORLD

Through World of Opportunity Europe our hotels are helping young people by providing employment skills training and vocational opportunities through a variety of charitable partners, including SOS Children's Villages in Continental Europe and The Prince's Trust Fairbridge program in the United Kingdom. In 2012, our hotels contributed €300,000, volunteered nearly 4,000 hours of time and sponsored more than 250 young people across Europe in vocational training and employment courses.

The Renaissance Barcelona Hotel is just a few steps away from Paseo de Gracia and is surrounded by an entire universe of shopping, leisure and cultural attractions. Its sun-drenched roof-top terrace and bar offers spectacular views of the Barcelona skyline. The Renaissance Barcelona Hotel is distinguished by its high level of service and contemporary decoration.

Middle East & Africa

7 Brands 41 Open Properties in 10 Countries
41 Hotels Under Development



Alex Kyriakidis
President and Managing Director
Middle East & Africa

Major Hotel Openings: JW Marriott Marquis Dubai–United Arab Emirates • Courtyard by Marriott Riyadh Diplomatic Quarter–Saudi Arabia

Marriott International opened its first hotel in this region, the Riyadh Marriott Hotel in Saudi Arabia, in 1980. In 2012, we opened what will be one of the premier destinations in the Middle East, the JW Marriott Marquis Dubai—the world's tallest hotel and Dubai's world-class convention and business hotel. We also celebrated the grand opening of Courtyard by Marriott Riyadh Diplomatic Quarter in Saudi Arabia, which is the first Courtyard hotel in the country.

HOW WE SERVE OUR WORLD

In 2012, we announced our partnership with The Akilah Institute for Women to train 15 young women from Rwanda to work in the hotel industry. After year-long paid internships in our Dubai hotels, they will return to Rwanda to open the new Kigali Marriott in late 2013. Through our partnership with Akilah we will have skilled local talent who can fill employment positions at our hotel in Kigali and worldwide as they grow their careers with Marriott.

The Courtyard by Marriott Riyadh Diplomatic Quarter is the first of the brand in Saudi Arabia. It is in the heart of Riyadh's Diplomatic Quarter at the Al-Hada District and will provide a new level of functionality and comfort to the Kingdom.



The Manila Marriott Hotel in the Philippines boasts a stunning lobby with a sophisticated ambiance and a variety of seating configurations that provide inviting and comfortable spaces to relax, work and socialize.

FISCAL YEAR ENDED DECEMBER 28, 2012

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Risk Factors.

Forward-Looking Statements

We make forward-looking statements in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this report based on the beliefs and assumptions of our management and on information currently available to us. Forward-looking statements include information about our possible or assumed future results of operations, which follow under the headings "Business and Overview," "Liquidity and Capital Resources," and other statements throughout this report preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates," or similar expressions.

Any number of risks and uncertainties could cause actual results to differ materially from those we express in our forward-looking statements, including the risks and uncertainties we describe below and other factors we describe from time to time in our periodic filings with the SEC. We therefore caution you not to rely unduly on any forward-looking statement. The forward-looking statements in this report speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise.

Risks and Uncertainties

We are subject to various risks that could have a negative effect on us or on our financial condition. You should understand that these risks could cause results to differ materially from those expressed in forward-looking statements contained in this report or in other Company communications. Because there is no way to determine in advance whether, or to what extent, any present uncertainty will ultimately impact our business, you should give equal weight to each of the following:

Our industry is highly competitive, which may impact our ability to compete successfully with other hotel properties for customers. We generally operate in markets that contain numerous competitors. Each of our hotel brands competes with major hotel chains in national and international venues and with independent companies in regional markets. Our ability to remain competitive and to attract and retain business and leisure travelers depends on our success in distinguishing the quality, value, and efficiency of our lodging products and services, including our loyalty programs and consumer-facing technology platforms and services, from those offered by others. If we cannot compete successfully in these areas, our operating margins could contract, our market share could decrease, and our earnings could decline.

Economic uncertainty could continue to impact our financial results and growth. Weak economic conditions in Europe and other parts of the world, the strength or continuation of recovery in countries that have experienced improved economic conditions, potential disruptions in the U.S. economy as a result of governmental action or inaction on the federal deficit, budget, and related issues, political instability in some areas, and the uncertainty over how long any of these conditions will continue, could continue to have a negative impact on the lodging industry. U.S. government travel is also a significant part of our business, and our business could suffer if budget-related decisions reduce the amount of travel by U.S. government employees and contractors or place restrictions on aspects of travel. As a result of such current economic conditions and uncertainty, we continue to experience weakened demand for our hotel rooms in some markets. Recent improvements in demand trends in other markets may not continue, and our future financial results and growth could be further harmed or constrained if the recovery stalls or conditions worsen.

Operational Risks

Premature termination of our management or franchise agreements could hurt our financial performance. Our hotel management and franchise agreements may be subject to premature termination in certain circumstances, such as the bankruptcy of a hotel owner or franchisee, or a failure under some agreements to meet specified financial or performance criteria that are subject to the risks described in this section, which the Company fails or elects not to cure. A significant loss of agreements due to premature terminations could hurt our financial performance or our ability to grow our business.

Our lodging operations are subject to global, regional, and national conditions. Because we conduct our business on a global platform, our activities are affected by changes in global and regional economies. In recent years, our business has been hurt by decreases in travel resulting from weak economic conditions and the heightened travel security measures that have resulted from the threat of further terrorism. Our future performance could be similarly affected by the economic environment in each of the regions in which we operate, the resulting unknown pace of business travel, and the occurrence of any future incidents in those regions.

The growing significance of our operations outside of the United States also makes us increasingly susceptible to the risks of doing business internationally, which could lower our revenues, increase our costs, reduce our profits, or disrupt our business. We currently operate or franchise hotels and resorts in 74 countries, and our operations outside the United States represented approximately 16 percent of our revenues in 2012. We expect that the international share of our total revenues will increase in future years. As a result, we are increasingly exposed to the challenges and risks of doing business outside the United States, which could reduce our revenues or profits, increase our costs, result in significant liabilities or sanctions, or otherwise disrupt our business. These challenges include: (1) compliance with complex and changing laws, regulations and policies of governments that may impact our operations, such as foreign ownership restrictions, import and export controls, and trade restrictions; (2) compliance with U.S. and foreign laws that affect the activities of companies abroad, such as anti-corruption laws, competition laws, currency regulations, and laws affecting dealings with certain nations; (3) limitations on our ability to repatriate non-U.S. earnings in a tax effective manner; (4) the difficulties involved in managing an organization doing business in many different countries; (5) uncertainties as to the enforceability of contract and intellectual property rights under local laws; (6) rapid changes in government policy, political or civil unrest in the Middle East and elsewhere, acts of terrorism, or the threat of international boycotts or U.S. anti-boycott legislation; and (7) currency exchange rate fluctuations.

Our new programs and new branded products may not be successful. We cannot assure you that our recently launched EDITION, Autograph Collection, and AC Hotels by Marriott brands, our recent acquisition of the Gaylord brand, or any new programs or products we may launch in the future will be accepted by hotel owners, potential franchisees, or the traveling public or other customers. We also cannot be certain that we will recover the costs we incurred in developing or acquiring the brands or any new programs or products, or that the brands or any new programs or products will be successful. In addition, some of our new brands involve or may involve cooperation and/or consultation with one or more third parties, including some shared control over product design and development, sales and marketing, and brand standards. Disagreements with these third parties could slow the development of these new brands and/or impair our ability to take actions we believe to be advisable for the success and profitability of such brands.

Risks relating to natural or man-made disasters, contagious disease, terrorist activity, and war could reduce the demand for lodging, which may adversely affect our revenues. So called "Acts of God," such as hurricanes, earthquakes, tsunamis, and other natural disasters and man-made disasters in recent years, such as Hurricane Sandy in the Northeastern United States, the earthquake and tsunami in Japan, and the spread of contagious diseases in locations where we own, manage, or franchise significant properties and areas of the world from which we draw a large number of customers, could cause a decline in the level of business and leisure travel and reduce the demand for lodging. Actual or threatened war, terrorist activity, political unrest, or civil strife, such as recent events in Syria, Egypt, Libya, and Bahrain, and other geopolitical uncertainty could have a similar effect. Any one or more of these events may reduce the overall demand for hotel rooms and corporate apartments or limit the prices that we can obtain for them, both of which could adversely affect our profits.

Disagreements with the owners of the hotels that we manage or franchise may result in litigation or may delay implementation of product or service initiatives. Consistent with our focus on management and franchising, we own very few of our lodging properties. The nature of our responsibilities under our management agreements to manage each hotel and enforce the standards required for our brands under both management and franchise agreements may be subject to interpretation and will from time to time give rise to disagreements, which may include disagreements over the need for or payment for new product or service initiatives. Such disagreements may be more likely when hotel returns are weaker. We seek to resolve any disagreements in order to develop and maintain positive relations with current and potential hotel owners and joint venture partners but are not always able to do so. Failure to resolve such disagreements has resulted in litigation, and could do so in the future. If any such litigation results in a significant adverse judgment, settlement, or court order, we could suffer significant losses, our profits could be reduced, or our future ability to operate our business could be constrained.

Our business depends on the quality and reputation of our brands, and any deterioration in the quality or reputation of these brands could have an adverse impact on our market share, reputation, business, financial condition, or results of operations. Events that may be beyond our control could affect the reputation of one or more of our properties or more generally impact the reputation of our brands. If the reputation or perceived quality of our brands declines, our market share, reputation, business, financial condition, or results of operations could be affected.

Actions by our franchisees and licensees could adversely affect our image and reputation. We franchise and license many of our brand names and trademarks to third parties in connection with lodging, timeshare, and residential services. Under the terms of their agreements with us, our franchisees and licensees interact directly with customers and other third parties under our brand and trade names. If these franchisees or licensees fail to maintain or act in accordance with applicable brand standards, experience operational problems, or project a brand image inconsistent with ours, our image and reputation could suffer. Although our franchise and license agreements provide us with recourse and remedies in the event of a breach by the franchisee or licensee, including termination of the agreements under certain circumstances, pursuing any such recourse, remedy, or termination could be expensive and time consuming. In addition, we cannot assure you that a court would ultimately enforce our contractual termination rights in every instance.

Damage to, or losses involving, properties that we own, manage, or franchise may not be covered by insurance. We have comprehensive property and liability insurance policies with coverage features and insured limits that we believe are customary. Market forces beyond our control may nonetheless limit the scope of the insurance coverage we can obtain or our ability to obtain coverage at reasonable rates. Certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, or terrorist acts, or liabilities that result from breaches in the security of our information systems may be uninsurable or too expensive to justify obtaining insurance. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or that of hotel owners or in some cases could result in certain losses being totally uninsured. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future revenue from the property, and we could remain obligated for guarantees, debt, or other financial obligations for the property.

Development and Financing Risks

While we are predominantly a manager and franchisor of hotel properties, our hotel owners depend on capital to buy, develop, and improve hotels, and our hotel owners may be unable to access capital when necessary. In order to fund new hotel investments, as well as refurbish and improve existing hotels, both the Company and current and potential hotel owners must periodically spend money. The availability of funds for new investments and improvement of existing hotels by our current and potential hotel owners depends in large measure on capital markets and liquidity factors, over which we can exert little control. The difficulty of obtaining financing on attractive terms, or at all, continues to constrain the capital markets for hotel and real estate investments. In addition, owners of existing hotels that we franchise or manage may have difficulty meeting required debt service payments or refinancing loans at maturity.

Our growth strategy depends upon third-party owners/operators, and future arrangements with these third parties may be less favorable. Our growth strategy for development of additional lodging facilities entails entering into and maintaining various arrangements with property owners. The terms of our management agreements, franchise agreements, and leases for each of our lodging facilities are influenced by contract terms offered by our competitors, among other things. We cannot assure you that any of our current arrangements will continue or that we will be able to enter into future collaborations, renew agreements, or enter into new agreements in the future on terms that are as favorable to us as those that exist today.

Our ability to grow our management and franchise systems is subject to the range of risks associated with real estate investments. Our ability to sustain continued growth through management or franchise agreements for new hotels and the conversion of existing facilities to managed or franchised Marriott brands is affected, and may potentially be limited, by a variety of factors influencing real estate development generally. These include site availability, financing, planning, zoning and other local approvals, and other limitations that may be imposed by market and submarket factors, such as projected room occupancy, changes in growth in demand compared to projected supply, territorial restrictions in our management and franchise agreements, costs of construction, and anticipated room rate structure.

Our development activities expose us to project cost, completion, and resale risks. We develop new hotel and residential properties, and previously developed timeshare interval and fractional ownership properties, both directly and through partnerships, joint ventures, and other business structures with third parties. As demonstrated by the 2009 and 2011 impairment charges for our former Timeshare business, our ongoing involvement in the development of properties presents a number of risks, including that: (1) continued weakness in the capital markets may limit our ability, or that of third parties with whom we do business, to raise capital for completion of projects that have commenced or for development of future properties; (2) properties that we develop could become less attractive due to further decreases in demand for residential properties, increases in mortgage rates and/or decreases in mortgage availability, market absorption or oversupply, with the result that we may not be able to sell such properties for a profit or at the prices or selling pace we anticipate, potentially requiring additional changes in our pricing strategy that could result in further charges; (3) construction delays, cost overruns, lender financial defaults, or so called "Acts of God" such as earthquakes, hurricanes, floods, or fires may increase overall project costs or result in project cancellations; and (4) we may be unable to recover development costs we incur for any projects that we do not pursue to completion.

Development activities that involve our co-investment with third parties may result in disputes that could increase project costs, impair project operations, or increase project completion risks. Partnerships, joint ventures, and other business structures involving our co-investment with third parties generally include some form of shared control over the operations of the business and create added risks, including the possibility that other investors in such ventures could become bankrupt or otherwise lack the financial resources to meet their obligations, or could have or develop business interests, policies, or objectives that are inconsistent with ours. Although we actively seek to minimize such risks before investing in partnerships, joint ventures, or similar structures, actions by another investor may present additional risks of project delay, increased project costs, or operational difficulties following project completion. Such disputes may also be more likely in difficult business environments.

Risks associated with development and sale of residential properties associated with our lodging properties or brands may reduce our profits. In certain hotel and timeshare projects we participate, either directly or through noncontrolling interests and/or licensing agreements, in the development and sale of residential properties associated with our brands, including residences and condominiums under our The Ritz-Carlton, EDITION, JW Marriott, Autograph Collection, and Marriott brand names and trademarks. Such projects pose further risks beyond those generally associated with our lodging businesses, which may reduce our profits or compromise our brand equity, including the following: (1) the continued weakness in residential real estate and demand generally may continue to reduce our profits and could make it more difficult to convince future hotel development partners of the value added by our brands; (2) increases in interest rates, reductions in mortgage availability, or increases in the costs of residential ownership could prevent potential customers from buying residential products or reduce the prices they are willing to pay; and (3) residential construction may be subject to warranty and liability claims, and the costs of resolving such claims may be significant.

Technology, Information Protection, and Privacy Risks

A failure to keep pace with developments in technology could impair our operations or competitive position. The lodging industry continues to demand the use of sophisticated technology and systems, including those used for our reservation, revenue management, and property management systems, our Marriott Rewards and The Ritz-Carlton Rewards programs, and technologies we make available to our guests. These technologies and systems must be refined, updated, and/or replaced with more advanced systems on a regular basis, and if we cannot do so as quickly as our competitors or within budgeted costs and time frames, our business could suffer. We also may not achieve the benefits that we anticipate from any new technology or system, and a failure to do so could result in higher than anticipated costs or could impair our operating results.

An increase in the use of third-party Internet services to book online hotel reservations could adversely impact our business. Some of our hotel rooms are booked through Internet travel intermediaries such as Expedia.com®, Travelocity.com®, and Orbitz.com®, as well as lesser-known online travel service providers. These intermediaries initially focused on leisure travel, but now also provide offerings for corporate travel and group meetings. Although Marriott's Look No Further® Best Rate Guarantee has helped prevent customer preference shift to the intermediaries and greatly reduced the ability of intermediaries to undercut the published rates at our hotels, intermediaries continue to use a variety of aggressive online marketing methods to attract customers, including the purchase, by certain companies, of trademarked online keywords such as "Marriott" from Internet search engines such as Google®, Bing®, Yahoo®, and Baidu® to steer customers toward their websites (a practice that has been challenged by various trademark owners in federal court). Although Marriott has successfully limited these practices through contracts with key online intermediaries, the number of intermediaries and related companies that drive traffic to intermediaries' websites is too large to permit us to eliminate this risk entirely. In addition, recent class action litigation against several online travel intermediaries and lodging companies, including Marriott, challenges the legality under antitrust law of contract provisions that support programs such as Marriott's Look No Further® Best Rate Guarantee, and we cannot assure you that the courts will ultimately uphold such provisions. Our business and profitability could be harmed if online intermediaries succeed in significantly shifting loyalties from our lodging brands to their travel services, diverting bookings away from Marriott.com, or through their fees increasing the overall cost of Internet bookings for our hotels.

Failure to maintain the integrity of internal or customer data could result in faulty business decisions, operational inefficiencies, damage to our reputation and/or subject us to costs, fines, or lawsuits. Our businesses require collection and retention of large volumes of internal and customer data, including credit card numbers and other personally identifiable information of our customers in various information systems that we maintain and in those maintained by third parties with whom we contract to provide services, including in areas such as human resources outsourcing, website hosting, and various forms of electronic communications. We and third parties who provide services to us also maintain personally identifiable information about our employees. The integrity and protection of that customer, employee, and company data is critical to us. If that data is inaccurate or incomplete, we could make faulty decisions. Our customers and employees also have a high expectation that we and our service providers will adequately protect their personal information. The information, security, and privacy requirements imposed by governmental regulation and the requirements of the payment card industry are also increasingly demanding, in both the United States and other jurisdictions where we operate. Our systems may not be able to satisfy these changing requirements and employee and customer expectations, or may require significant additional investments or time in order to do so. Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error, or inadvertent releases of data all threaten our and our service provider's information systems and records. Our reliance on computer, Internet-based and mobile systems and communications and the frequency and sophistication of efforts by hackers to gain unauthorized access to such systems have increased significantly in recent years. A significant theft, loss, or fraudulent use of customer, employee, or company data could adversely impact our reputation and could result in remedial and other expenses, fines, or litigation. A breach in the security of our information systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits.

Changes in privacy law could adversely affect our ability to market our products effectively. We rely on a variety of direct marketing techniques, including email marketing, online advertising, and postal mailings. Any further restrictions in laws such as the CANSPAM Act, and various U.S. state laws, or new federal laws on marketing and solicitation or international data protection laws that govern these activities could adversely affect the continuing effectiveness of email, online advertising, and postal mailing techniques and could force further changes in our marketing strategy. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of our sales of certain products. We also obtain access to potential customers from travel service providers or other companies with whom we have substantial relationships and market to some individuals on these lists directly or by including our marketing message in the other company's marketing materials. If access to these lists was prohibited or otherwise restricted, our ability to develop new customers and introduce them to our products could be impaired.

Other Risks

Changes in tax and other laws and regulations could reduce our profits or increase our costs. Our businesses are subject to regulation under a wide variety of laws, regulations, and policies in jurisdictions around the world. In response to the economic environment, we anticipate that many of the jurisdictions in which we do business will continue to review tax and other revenue raising laws, regulations, and policies, and any resulting changes could impose new restrictions, costs, or prohibitions on our current practices and reduce our profits. In particular, governments may revise tax laws, regulations, or official interpretations in ways that could have a significant impact on us, including modifications that could reduce the profits that we can effectively realize from our non-U.S. operations, or that could require costly changes to those operations, or the way in which they are structured. For example, most U.S. company effective tax rates reflect the fact that income earned and reinvested outside the United States is generally taxed at local rates, which are often much lower than U.S. tax rates. If changes in tax laws, regulations, or interpretations significantly increase the tax rates on non-U.S. income, our effective tax rate could increase and our profits could be reduced. If such increases resulted from our status as a U.S. company, those changes could place us at a disadvantage to our non-U.S. competitors if those competitors remain subject to lower local tax rates.

The 2011 spin-off of our former Timeshare business could result in significant tax liability to us and our shareholders. As discussed in more detail in Footnote No. 16, "Spin-off" to our Financial Statements, in 2011 we completed the spin-off of our timeshare operations and timeshare development business. Although we received a private letter ruling from the Internal Revenue Service ("IRS") and an opinion from our tax counsel confirming that the distribution of MVW common stock will not result in the recognition, for U.S. federal income tax purposes, of income, gain or loss to us or our shareholders (except to the extent of cash received in lieu of fractional shares of MVW common stock), the private letter ruling and opinion that we received are subject to the continuing validity of any assumptions and representations reflected therein. In addition, an opinion from our tax counsel is not binding on the IRS or a court. Moreover, certain future events that may or may not be within our control, including certain extraordinary purchases of our stock or MVW's stock, could cause the distribution not to qualify as tax-free. Accordingly, the IRS could determine that the distribution of the MVW common stock was a taxable transaction and a court could agree with the IRS. If the distribution of the MVW common stock was determined to be taxable for U.S. federal income tax purposes, we and our shareholders who received shares of MVW common stock in the spin-off could incur significant tax liabilities. Under the tax sharing and indemnification agreement that we entered into with MVW, we are entitled to indemnification from MVW for certain taxes and related losses resulting from the failure of the distribution of MVW common stock to qualify as tax-free as a result of (1) any breach by MVW or its subsidiaries of the covenants on the preservation of the tax-free status of the distribution, (2) certain acquisitions of equity securities or assets of MVW or its subsidiaries, and (3) any breach by MVW or its subsidiaries of certain representations in the documents submitted to the IRS and the separation documents relating to the spin-off. If, however, the distribution failed to qualify as a tax-free transaction for reasons other than those specified in the indemnification provisions of the tax sharing and indemnification agreement, liability for any resulting taxes for the distribution would be apportioned between us and MVW based on our relative fair market values.

The 2011 spin-off also might not produce the cash tax benefits we anticipate. In connection with the spin-off, we completed an internal reorganization, which included transactions that were structured in a manner intended to result, for U.S. federal income tax purposes, in our recognition of built-in losses in properties used in the North American and Luxury segments of the Timeshare division. Our recognition of these built-in losses and corresponding tax deductions has generated and we expect will continue to generate significant cash tax benefits for us. Although we received a private letter ruling from the IRS and an opinion from our tax counsel confirming that these built-in losses may be recognized and deducted by us, the private letter ruling and opinion that we received are subject to the continuing validity of any assumptions and representations reflected therein. Accordingly, the IRS could determine that the built-in losses should not have been recognized or deductions for such losses should be disallowed and a court could agree with the IRS. If we were unable to deduct these losses for U.S. federal income tax purposes, and, instead, the tax basis of the properties attributable to the built-in losses were available to MVW and its subsidiaries, MVW has agreed, pursuant to the tax sharing and indemnification agreement, to indemnify us for certain tax benefits that we otherwise have recognized or would have recognized if we were able to deduct such losses. For more information on the cash tax benefits we anticipate, see the "Liquidity and Capital Resources" caption within "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this report.

If we cannot attract and retain talented associates, our business could suffer. We compete with other companies both within and outside of our industry for talented personnel. If we cannot recruit, train, develop, and retain sufficient numbers of talented associates, we could experience increased associate turnover, decreased guest satisfaction, low morale, inefficiency, or internal control failures. Insufficient numbers of talented associates could also limit our ability to grow and expand our businesses.

Delaware law and our governing corporate documents contain, and our Board of Directors could implement, anti-takeover provisions that could deter takeover attempts. Under the Delaware business combination statute, a stockholder holding 15 percent or more of our outstanding voting stock could not acquire us without Board of Director consent for at least three years after the date the stockholder first held 15 percent or more of the voting stock. Our governing corporate documents also, among other things, require supermajority votes for mergers and similar transactions. In addition, our Board of Directors could, without stockholder approval, implement other anti-takeover defenses, such as a stockholder's rights plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

BUSINESS AND OVERVIEW

Lodging Business

We are a worldwide operator, franchisor, and licensor of hotels and timeshare properties in 74 countries and territories under numerous brand names. We also develop, operate, and market residential properties and provide services to home/ condominium owner associations. At year-end 2012, we had 3,801 properties (660,394 rooms) in our system, including 35 home and condominium products (3,927 units) for which we manage the related owners' associations. At year-end 2012, we grouped our operations into four business segments: North American Full-Service Lodging, North American Limited-Service Lodging, International Lodging, and Luxury Lodging.

We earn base management fees and in some cases incentive management fees from the hotels that we manage, and we earn franchise fees on the hotels that others operate under franchise agreements with us. Base fees typically consist of a percentage of property-level revenue while incentive fees typically consist of a percentage of net house profit adjusted for a specified owner return. Net house profit is calculated as gross operating profit (house profit) less noncontrollable expenses such as insurance, real estate taxes, capital spending reserves, and the like.

We use or license our trademarks for the sale of residential real estate either in conjunction with hotel development or on a stand-alone basis under our The Ritz-Carlton, EDITION, JW Marriott, Autograph Collection, and Marriott brand names. Third-party developers typically build and sell residences with little, if any, of our capital at risk. While the worldwide residential market is very large, the luxurious nature of our residential properties, the quality and exclusivity associated with our brands, and the hospitality services that we provide, all serve to make our residential properties distinctive.

Under our business model, we typically manage or franchise hotels, rather than own them. At year-end 2012, we operated 43 percent of the hotel rooms in our worldwide system under management agreements, our franchisees operated 54 percent under franchise agreements, unconsolidated joint ventures that we have an interest in held management and provided services to franchised properties for 1 percent, and we owned or leased only 2 percent.

Our emphasis on long-term management contracts and franchising tends to provide more stable earnings in periods of economic softness, while adding new hotels to our system generates growth, typically with little or no investment by the company. This strategy has driven substantial growth while minimizing financial leverage and risk in a cyclical industry. In addition, we believe minimizing our capital investments and adopting a strategy of recycling the investments that we do make maximizes and maintains our financial flexibility.

We remain focused on doing the things that we do well; that is, selling rooms, taking care of our guests, and making sure we control costs both at company-operated properties and at the corporate level ("above-property"). Our brands remain strong as a result of skilled management teams, dedicated associates, superior customer service with an emphasis on guest and associate satisfaction, significant distribution, our Marriott Rewards and The Ritz-Carlton Rewards loyalty programs, a multichannel reservations system, and desirable property amenities. We strive to effectively leverage our size and broad distribution. We, along with owners and franchisees, continue to invest in our brands by means of new, refreshed, and reinvented properties, new room and public space designs, and enhanced amenities and technology offerings. We address, through various means, hotels in the system that do not meet standards.

We continue to enhance the appeal of our proprietary, information-rich, and easy-to-use website, Marriott.com, and of our associated mobile smartphone applications that connect to Marriott.com, through functionality and service improvements, and we expect to continue capturing an increasing proportion of property-level reservations via this cost-efficient channel. In 2012, we introduced Marriott.jp, adding Japanese language capability to our online platforms. Together with Spanish, German, French, and Chinese, our guests now have a wider selection of languages with which to discover our properties online.

Our profitability, as well as that of owners and franchisees, has benefited from our approach to property-level and above-property productivity. Properties in our system continue to maintain very tight cost controls. We also control above-property costs, some of which we allocate to hotels, by remaining focused on systems, processing, and support areas.

Lodging Performance Measures

We believe RevPAR, which we calculate by dividing room sales for comparable properties by room nights available to guests for the period, is a meaningful indicator of our performance because it measures the period-over-period change in room revenues for comparable properties. RevPAR may not be comparable to similarly titled measures, such as revenues. References to RevPAR throughout this report are in constant dollars, unless otherwise noted. We calculate constant dollar statistics by applying exchange rates for the current period to the prior comparable period.

We also believe company-operated house profit margin, which is the ratio of property-level gross operating profit (also known as house profit) to total property-level revenue, is a meaningful indicator of our performance because this ratio measures our overall ability as the operator to produce property-level profits by generating sales and controlling the operating expenses over which we have the most direct control. House profit includes room, food and beverage, and other revenue and the related expenses including payroll and benefits expenses, as well as repairs and maintenance, utility, general and administrative, and sales and marketing expenses. House profit does not include the impact of management fees, furniture, fixtures and equipment replacement reserves, insurance, taxes, or other fixed expenses.

Lodging Results

Conditions for our lodging business continued to improve in 2012, reflecting generally low supply growth, a favorable economic climate in many markets around the world, the impact of operating efficiencies across our company, and a year-over-year increase in the number of hotels. Demand was strong in most North American markets, constrained somewhat in Washington, D.C. due to weak government demand associated with government spending restrictions and a shorter congressional calendar. The D.C. market also experienced the customarily lower demand levels in 2012 associated with an election year, although leisure and group business were strong in the summer months.

In Europe, many economies continue to struggle although our properties there benefited from strong international arrivals. In addition, our hotels benefited from the Olympic Games in London, the Euro Cup Soccer Championship in Warsaw, and a strong fair calendar in Germany. Demand was weak in European markets more dependent on regional travel and new supply constrained RevPAR growth in a few European markets. Demand was strong in the United Arab Emirates and improved modestly but remained weak in Egypt, Jordan, Kuwait, and Oman. Demand in the Asia Pacific region continued to be strong particularly for properties in Thailand, China, and Indonesia. Demand in China in 2012 moderated somewhat as the year progressed, reflecting declines in government related travel ahead of the country's change in leadership, moderating economic growth, and new supply in several markets. RevPAR in India softened throughout 2012, reflecting the country's more challenging economic environment and increased supply.

Compared to 2011, 2012 worldwide average daily rates increased 3.9 percent on a constant dollar basis to $137.49 for comparable systemwide properties, RevPAR increased 6.1 percent to $97.34, and occupancy increased 1.5 percentage points to 70.8 percent.

We monitor market conditions and carefully price our rooms daily in accordance with individual hotel demand levels, generally increasing room rates as demand increases. We also modify the mix of our business to increase revenue as demand changes. Demand for higher rated rooms improved in most markets in 2012, which allowed us to reduce discounting and special offers for transient business in many markets. This mix improvement benefited average daily rates. Our company-operated properties continuously monitor costs as we focus on enhancing property-level house profit margins and actively pursue productivity improvements.

The hotels in our system serve both transient and group customers. Overall, business transient and leisure transient demand was strong in 2012. Group demand improved in 2012, group customers spent more on their meetings, and group related property-level food and beverage volumes improved. Additionally, we saw an increase in short-term bookings for both large and small groups during 2012, and attendance at meetings frequently exceeded initial projections. Typically, two-thirds of group business is booked before the year of arrival and one-third is booked in the year of arrival. During an economic recovery, group pricing tends to lag transient pricing due to the significant lead times for group bookings. Group business booked in earlier periods at lower rates continues to roll off, and with improving group demand, is replaced with bookings reflecting generally higher rates. Projected group revenue for 2013 for comparable North American Marriott Hotels & Resorts properties is up six percent year-over-year, with more than half of the growth coming from rate.

Negotiated corporate business ("special corporate business") represented nearly 15 percent of our full-service managed hotel room nights for 2012 in North America. In negotiating pricing for this segment of business, we do not focus strictly on volume, but instead carefully evaluate the relationship with our business customers, including for example, stay patterns (day of week and season), locations of stays, non-room spend, and aggregate spend in order to maximize property-level earnings. For 2013, we expect to complete negotiations with our special corporate business national-accounts clients in the first quarter. With approximately 85 percent of our negotiations complete, on average room rates for comparable customers are approximately five percent higher in 2013 than the prior year.

Lodging Transactions

On October 1, 2012, we acquired the Gaylord brand and hotel management company from Gaylord Entertainment Company (now called Ryman Hospitality Properties, Inc. ("Ryman Hospitality")) for $210 million. Ryman Hospitality continues to own the Gaylord hotels, which we manage under the Gaylord brand under long-term management agreements. This transaction added four hotels and approximately 7,800 rooms to our North American Full-Service segment, and included our entering into management agreements for several attractions at the Gaylord Opryland in Nashville, consisting of a showboat, a golf course, and a saloon. As part of the transaction, on December 1, 2012, we also assumed management of another hotel owned by Ryman Hospitality, the Inn at Opryland, with approximately 300 rooms.

In 2012, we completed the sale of our ExecuStay® corporate housing business. Neither the sales price nor the gain we recognized was material to our results of operations and cash flows. The revenues, results of operations, assets, and liabilities of our ExecuStay business also were not material to our financial position, results of operations or cash flows for any of the periods presented, and accordingly we have not reflected ExecuStay as a discontinued operation.

In 2012, we completed the sale of our equity interest in a North American Limited-Service joint venture (formerly two joint ventures which were merged before the sale) and we amended certain provisions of the management agreements for the underlying hotel portfolio. As a result of this transaction, we received cash proceeds of $96 million, including $30 million of proceeds which is refundable over the term of the management agreements if the hotel portfolio does not meet certain quarterly hotel performance thresholds. To the extent the hotel portfolio meets the quarterly hotel performance thresholds, we will recognize the $30 million of proceeds over the remaining term of the management agreements as base fee revenue. In 2012, we recognized a gain of $41 million, which consisted of: (1) $20 million for the recognition of the gain we deferred in 2005 because we retained the equity interest following the original sale of land to one of the joint ventures and because there were contingencies associated with the 2005 transaction that expired with this sale; and (2) $21 million for the gain on the sale of the equity interest. We also recognized base management fee revenue totaling $7 million in 2012, primarily that we had deferred in earlier periods, but which we earned in conjunction with the sale.

See Footnote No. 7, "Acquisitions and Dispositions" to our Financial Statements for more information on these lodging transactions.

Timeshare Spin-off and Timeshare Strategy-Impairment Charges

On November 21, 2011 ("the spin-off date"), we completed a spin-off of our timeshare operations and timeshare development business through a special tax-free dividend to our shareholders of all of the issued and outstanding common stock of our wholly owned subsidiary MVW. Under license agreements with us, MVW is both the exclusive developer and operator of timeshare, fractional, and related products under the Marriott brand and the exclusive developer of fractional and related products under The Ritz-Carlton brand. We now earn license fees under these agreements that we include in franchise fees. We do not allocate MVW license fees to any of our segments and instead include them in "other unallocated corporate."

Because of our significant continuing involvement in MVW operations after the spin-off (by virtue of the license and other agreements between us and MVW), we continue to include the historical financial results before the spin-off of our former Timeshare segment in our historical financial results as a component of continuing operations.

Before the spin-off, we recorded a pre-tax noncash impairment charge of $324 million ($234 million after-tax) in our 2011 Income Statement under the "Timeshare strategy-impairment charges" caption. Please see Footnote No. 16, "Spin-off," to our Financial Statements and "Risk Factors; Other Risks" for more information on the spin-off and the impairment charges.

CONSOLIDATED RESULTS

As noted in the preceding "Business and Overview" section, we completed the spin-off of our timeshare operations and timeshare development business in late 2011. Accordingly, we no longer have a Timeshare segment and instead now earn license fees that we do not allocate to any of our segments and include in "other unallocated corporate." The following tables detail the components of our former Timeshare segment revenues and results for 2011, as well as certain items that we did not allocate to our Timeshare segment for 2011 and also shows the components of revenue, interest income and interest expense we received from MVW for 2012.

($ in millions)	2012	2011	Change 2012/2011
Former Timeshare segment revenues			
Base fee revenue	$ —	$ 51	
Total sales and services revenue	—	1,088	
Cost reimbursements	—	299	
Former Timeshare segment revenues	—	1,438	$ (1,438)
Other base fee revenue	—	5	(5)
Other unallocated corporate revenues from MVW			
Franchise fee revenue	61	4	
Cost reimbursements	128	24	
Revenues from MVW	189	28	161
Total revenue impact	$ 189	$ 1,471	$ (1,282)

	2012	2011	Change 2012/2011
Former Timeshare segment results operating income impact			
Base fee revenue	$ —	$ 51	
Timeshare sales and services, net	—	159	
Timeshare strategy-impairment charges	—	(324)	
General, administrative, and other expense	—	(63)	
Former Timeshare segment results operating income impact [(1)]	—	(177)	$ 177
Other base fee revenue	—	5	(5)
General, administrative, and other expenses			
Timeshare spin-off costs	—	(34)	34
Other miscellaneous expenses	—	(2)	2
Other Unallocated corporate operating income impact from MVW			
Franchise fee revenue	61	4	57
Total operating income (loss) impact	61	(204)	265
Gains (losses) and other income [(1)]	—	3	(3)
Interest expense [(1)]	(8)	(43)	35
Capitalized interest	—	6	(6)
Interest income	11	2	9
Equity in earnings (losses)	—	4	(4)
Income (loss) before income taxes spin-off impact	$ 64	$ (232)	$ 296

(1) Timeshare segment results for year-end 2011 totaled a segment loss of $217 million and consisted of $177 million of operating losses, $43 million of interest expense, and $3 million of gains and other income.

The following discussion presents an analysis of results of our operations for 2012, 2011, and 2010. The results for 2011 included the results of the former Timeshare segment before the spin-off date while 2010 included the former Timeshare segment for the entire fiscal year. See "BUSINESS SEGMENTS: Timeshare" later in this report for more information.

Revenues

2012 Compared to 2011

Revenues decreased by $503 million (4 percent) to $11,814 million in 2012 from $12,317 million in 2011. As detailed in the preceding table, the spin-off contributed to a net $1,282 million decrease in revenues that was partially offset by a $779 million increase in revenues in our lodging business.

The $779 million increase in revenues for our lodging business was a result of: higher cost reimbursements revenue ($757 million), higher franchise fees ($44 million), higher incentive management fees ($37 million, comprised of an $18 million increase for North America and a $19 million increase outside of North America), and higher base management fees ($35 million), partially offset by lower owned, leased, corporate housing, and other revenue ($94 million, which includes a $70 million reduction from our sold corporate housing business as further discussed later in this section).

The $562 million increase in total cost reimbursements revenue, to $9,405 million in 2012 from $8,843 million in 2011, reflected a $757 million increase (allocated across our lodging business) resulting from higher property-level demand and growth across our system, partially offset by a net $195 million decline in timeshare-related cost reimbursements due to the spin-off.

The $21 million decrease in total base management fees, to $581 million in 2012 from $602 million in 2011, primarily reflected a decline of $56 million in former Timeshare segment ($51 million) and International segment ($5 million) base management fees due to the spin-off, partially offset by a net increase of $35 million across our lodging business. The $35 million net increase in base management fees across our lodging business primarily reflected stronger RevPAR ($24 million) and the impact of unit growth across the system ($9 million), as well as recognition in the 2012 third quarter of $7 million of previously deferred base management fees in conjunction with the sale of our equity interest in a North American-Limited Service joint venture, partially offset by unfavorable foreign exchange rates ($3 million) and the unfavorable impact of $3 million of fee reversals in 2012 for two properties to reflect contract revisions. The $101 million increase in total franchise fees, to $607 million in 2012 from $506 million in 2011, primarily reflected an increase of $57 million in license fees from MVW and an increase of $44 million across our lodging business primarily as a result of stronger RevPAR ($27 million) and the impact of unit growth across the system ($13 million).

The $37 million increase in incentive management fees from $195 million in 2011 to $232 million in 2012 primarily reflected higher net property-level income ($30 million), new unit growth, net of terminations ($6 million), recognition of incentive management fees due to contract revisions for certain International segment properties ($3 million), and recognition of previously deferred fees in conjunction with an International segment property's change in ownership ($3 million), partially offset by unfavorable foreign exchange rates ($4 million). In 2012, 33 percent of our managed properties paid us incentive management fees versus 29 percent in 2011. In addition, in 2012, 65 percent of our incentive fees came from properties outside the United States versus 67 percent in 2011. In North America, 14 North American Full-Service segment properties, seven North American Limited-Service segment properties, and two Luxury segment properties earned a combined $13 million in incentive management fees in 2012, but did not earn any incentive management fees in 2011.

The $94 million decrease in owned, leased, corporate housing, and other revenue, to $989 million in 2012 from $1,083 million in 2011, primarily reflected $70 million of lower corporate housing revenue due to the sale of the ExecuStay corporate housing business in the 2012 second quarter, $29 million of lower owned and leased revenue, and $3 million of lower termination fees, partially offset by $7 million of higher branding fees and $3 million of higher other revenue. The $29 million decrease in owned and leased revenue primarily reflected: (1) $34 million of lower revenue at several owned and leased properties in our International segment, primarily driven by three hotels that left the system ($18 million), weaker demand at three other hotels ($6 million), two hotels that are no longer leased but remain within our system as managed or franchised properties ($5 million), and unfavorable foreign exchange rates ($5 million); and (2) $23 million of lower revenue at a North American Full-Service segment property that converted from leased to managed at year-end 2011; partially offset by (3) $14 million of higher revenue at one leased property in London due to strong demand, in part associated with the 2012 third quarter Olympic Games; and (4) $10 million of higher revenue at one leased property in Japan. The property in Japan benefited from favorable comparisons with 2011 as a result of very weak demand due to the earthquake and tsunami as well as a $2 million business interruption payment received in 2012 from a utility company. Combined branding fees for credit card endorsements and the sale of branded residential real estate by others totaled $106 million in 2012 and $99 million in 2011.

2011 Compared to 2010

Revenues increased by $626 million (5 percent) to $12,317 million in 2011 from $11,691 million in 2010, as a result of higher: cost reimbursements revenue ($604 million); base management and franchise fees ($105 million); owned, leased, corporate housing, and other revenue ($37 million); and incentive management fees ($13 million, all from properties outside of North America). These favorable variances were partially offset by lower Timeshare sales and services revenue ($133 million).

The increases in base management fees, to $602 million in 2011 from $562 million in 2010, and in franchise fees, to $506 million in 2011 from $441 million in 2010, primarily reflected stronger RevPAR and, to a lesser extent, the impact of unit growth across our system and favorable foreign exchange rates. Base management fees in 2011 included $51 million for the timeshare business compared to $55 million in the prior year. Franchise fees in 2011 included $4 million for MVW license fees. The increase in incentive management fees from $182 million in 2010 to $195 million in 2011 primarily reflected higher net property-level income resulting from higher property-level revenue and continued property-level cost controls and, to a lesser extent, new unit growth in international markets and favorable foreign exchange rates.

The increase in owned, leased, corporate housing, and other revenue, to $1,083 million in 2011, from $1,046 million in 2010, reflected $21 million of higher total branding fees, $7 million of higher corporate housing revenue, $4 million of higher hotel agreement termination fees, and $3 million of higher other revenue. Combined branding fees for credit card endorsements and the sale of branded residential real estate by others totaled $99 million in 2011 and $78 million in 2010.

The decrease in Timeshare sales and services revenue, to $1,088 million in 2011 from $1,221 million in 2010, primarily reflected: (1) $49 million of lower development revenue reflecting the spin-off and, to a lesser extent, lower sales volumes, partially offset by favorable reportability primarily for sales reserves recorded in 2010; (2) $45 million of lower financing revenue from lower interest income resulting from the transfer of the mortgage portfolio to MVW in conjunction with the spin-off as well as a lower mortgage portfolio balance before the spin-off date; (3) $32 million of lower other revenue, primarily reflecting the spin-off and lower resales revenue; and (4) $7 million of lower services revenue reflecting the spin-off, partially offset by increased rental occupancies and rates before the spin-off date. See "BUSINESS SEGMENTS: Timeshare" later in this report for more information on our former Timeshare segment.

Cost reimbursements revenue represents reimbursements of costs incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As we record cost reimbursements based upon costs incurred with no added markup, this revenue and related expense has no impact on either our operating income or net income. The increase in cost reimbursements revenue, to $8,843 million in 2011 from $8,239 million in 2010, reflected the impact of higher property-level demand and growth across the system.

Operating Income

2012 Compared to 2011

Operating income increased by $414 million to $940 million in 2012 from $526 million in 2011. The $414 million increase in operating income reflected a net $265 million favorable variance due to the spin-off (which included $324 million of Timeshare strategy-impairment charges in 2011), as detailed in the preceding table, and a $149 million increase across our lodging business. This $149 million increase across our lodging business reflected a $44 million increase in franchise fees, a $37 million increase in incentive management fees, a $35 million increase in base management fees, $25 million of higher owned, leased, corporate housing, and other revenue net of direct expenses, and an $8 million decrease in general, administrative and other expenses. We discuss the reasons for the increases in base management fees, franchise fees, and incentive management fees across our lodging business compared to 2011 in the preceding "Revenues" section.

The $25 million (18 percent) increase in owned, leased, corporate housing, and other revenue net of direct expenses was primarily attributable to $19 million of net stronger results, particularly at one leased property in Japan ($9 million) and one leased property in London ($8 million), $7 million of higher branding fees, and $3 million of higher other revenue, partially offset by $3 million of lower termination fees. Our leased property in London benefited from strong demand and higher property-level margins in 2012 in part associated with the 2012 third quarter Olympic Games, while our leased property in Japan experienced strong demand in 2012, benefiting from favorable comparisons with 2011 as a result of very weak demand due to the earthquake and tsunami as well as a $2 million business interruption payment received in 2012 from a utility company.

General, administrative, and other expenses decreased by $107 million (14 percent) to $645 million in 2012 from $752 million in 2011. The $107 million decrease reflected a decline of $99 million due to the spin-off (consisting of $63 million of former Timeshare segment general, administrative, and other expenses and $36 million of other expenses not previously allocated to the former Timeshare segment, including $34 million of Timeshare spin-off costs and $2 million of other expenses), and a decline of $8 million across our lodging business. The $8 million decrease across our lodging business was primarily a result of: (1) favorable variances from the following 2011 items: (a) a $5 million impairment of deferred contract acquisition costs and a $5 million accounts receivable reserve, both for one Luxury segment property whose owner filed for bankruptcy; (b) a $5 million performance cure payment for a North American Full-Service property; and (c) $8 million for a guarantee accrual for one North American Full-Service property and the write-off of contract acquisition costs for several other properties; and (2) $11 million of guarantee accrual reversals in 2012, primarily associated with four properties for which we either satisfied the related guarantee requirements or were otherwise released; (3) a favorable litigation settlement, partially offset by higher legal expenses, netting to a favorable $3 million; and (4) $2 million in decreased expenses due to favorable foreign exchange rates. These favorable items were partially offset by: (1) the following unfavorable 2012 items: (a) $20 million of increased compensation and other overhead expenses; and (b) the accelerated amortization of $8 million of deferred contract acquisitions costs for a North American Full-Service segment property (for which we earned a termination fee that we recorded in owned, leased, corporate housing, and other revenue); and (2) the unfavorable variance for a $5 million reversal in 2011 of a loan loss provision for one property with increased expected future cash flows. See "BUSINESS SEGMENTS: North American Full-Service Lodging" for more information on the termination fee and the related accelerated amortization of deferred contract acquisition costs recorded in 2012.

The $8 million decrease in total general, administrative, and other expenses across our lodging business consisted of a $21 million decrease allocated to our Luxury segment, partially offset by an $11 million increase that we did not allocate to any of our segments and a $2 million increase allocated to our North American Full-Service segment.

2011 Compared to 2010

Operating income decreased by $169 million to $526 million in 2011 from $695 million in 2010. The decrease reflected $324 million of 2011 Timeshare strategy-impairment charges and $40 million of lower Timeshare sales and services revenue net of direct expenses, partially offset by a $105 million increase in base management and franchise fees, $49 million of higher owned, leased, corporate housing, and other revenue net of direct expenses, a $28 million decrease in general, administrative, and other expenses, and $13 million of higher incentive management fees. We address the reasons for the increases in base management and franchise fees and in incentive management fees in the preceding "Revenues" section.

The $49 million (54 percent) increase in owned, leased, corporate housing, and other revenue net of direct expenses was primarily attributable to $21 million of higher branding fees, $15 million of net stronger results at some owned and leased properties due to higher RevPAR and property-level margins, $6 million of higher hotel agreement termination fees, net of 2010 termination costs, $6 million of higher corporate housing and other revenue, net of expenses, and $5 million of decreased rent expense, partially offset by $4 million of lower results at a leased hotel in Japan that experienced lower demand as a result of the earthquake and tsunami earlier in the year.

General, administrative, and other expenses decreased by $28 million (4 percent) to $752 million in 2011 from $780 million in 2010. The decrease primarily reflected favorable variances from the following 2010 items: an $84 million long-lived asset impairment charge for a capitalized revenue management software asset (which we did not allocate to any of our segments); a $13 million long-lived asset impairment charge (allocated to our former Timeshare segment); and a $14 million long-lived asset impairment charge (allocated to our North American Limited-Service segment). Also contributing to the decrease in expenses, was $9 million of lower former Timeshare segment expenses due to the spin-off and a $5 million reversal in 2011 of a loan loss provision for one property with increased expected future cash flows. These favorable variances were partially offset by the following 2011 items: $34 million of transaction-related expenses for the spin-off of the timeshare business; $17 million of higher compensation costs; $10 million of increased other expenses primarily associated with higher costs in international markets and initiatives to enhance and grow our brands globally, a $5 million impairment of contract acquisition costs and a $5 million accounts receivable reserve, both for one Luxury segment property whose owner filed for bankruptcy; a $5 million performance cure payment for a North American Full-Service property; and $7 million for an increase in the guarantee reserves for one International and one North American Full-Service property, primarily due to cash flow shortfalls at those properties, and a $2 million write-off of contract acquisition costs for two other properties. The favorable variances were further offset by the following 2010 items: a $4 million reversal of excess accruals for net asset tax based on the receipt of final assessments from a taxing authority located outside the United States and a $6 million reversal of guarantee accruals, primarily for a completion guarantee for which we satisfied the related requirements.

The $28 million decrease in total general, administrative, and other expenses consisted of a $34 million decrease that we did not allocate to any of our segments; a $22 million decrease allocated to our former Timeshare segment; and a $12 million decrease allocated to our North American Limited-Service segment; partially offset by a $20 million increase allocated to our Luxury segment; a $15 million increase allocated to our International segment; and a $5 million increase allocated to our North American Full-Service segment.

Timeshare sales and services revenue net of direct expenses totaled $159 million in 2011 and $199 million in 2010. The decrease of $40 million as compared to 2010, primarily reflected $28 million of lower other revenue, net of expenses and $25 million of lower financing revenue, net of expenses, partially offset by $8 million of higher development revenue net of product costs and marketing and selling costs and $5 million of higher services revenue, net of expenses. The $28 million decrease in other revenue, net of expenses primarily reflected a $15 million unfavorable variance from an adjustment to the Marriott Rewards liability in 2010 and, to a lesser extent in 2011 the impact of the spin-off as well as lower resales revenue, net of expenses due to lower closings. The $25 million decrease in financing revenue, net of expenses primarily reflected decreased interest income due to the spin-off as well as lower notes receivable balances before the spin-off date. Higher development revenue net of product costs and marketing and selling costs primarily reflected favorable reportability as well as a favorable variance from a net $12 million reserve in the prior year, partially offset by lower 2011 sales volumes as well as the impact of the spin-off. See "BUSINESS SEGMENTS: Timeshare," later in this report for more information on our former Timeshare segment before spin-off.

Gains (Losses) and Other Income

We show our gains (losses) and other income for 2012, 2011, and 2010 in the following table:

($ in millions)	2012	2011	2010
Net gain on sale of real estate and other	$ 27	$ 11	$ 34
Net gain on sale of joint venture and other investments	21	—	1
Income from cost method joint ventures	2	—	—
Impairment of cost method joint venture investments and equity securities	(8)	(18)	—
	$ 42	$ (7)	$ 35

2012 Compared to 2011

In 2012, we recognized a total gain of $41 million on the sale of an equity interest in a North American Limited-Service joint venture (formerly two joint ventures which were merged before the sale) which consisted of: (1) a $21 million gain on the sale of this interest reflected in the "Net gain on sale of joint venture and other investments" caption in the preceding table; and (2) recognition of the $20 million remaining gain we deferred in 2005 due to contingencies in the original transaction documents for the sale of land to one of the joint ventures, reflected in the "Net gain on sale of real estate and other" caption in the preceding table. See Footnote No. 7, "Acquisitions and Dispositions" to the Financial Statements for more information on the sale of this equity interest.

The "Impairment of cost method joint venture investments and equity securities" line in the preceding table reflects the other-than-temporary impairment in 2012 of two cost method joint venture investments and the other-than-temporary impairment in 2011 of marketable equity securities. For more information on the $7 million impairment of one of the cost method joint venture investments in 2012 and the impairment of marketable equity securities in 2011, see Footnote No. 4, "Fair Value of Financial Instruments" to the Financial Statements.

2011 Compared to 2010

The $23 million decrease in net gain on sale of real estate and other primarily reflected an unfavorable variance from an $18 million gain on the sale of one Timeshare segment property in 2010. The $18 million impairment in 2011 shown in the "Impairment of cost method joint venture investments and equity securities" caption in the preceding table reflects an other-than-temporary impairment of marketable securities, as discussed previously under the "*2012 Compared to 2011*" caption.

Interest Expense

2012 Compared to 2011

Interest expense decreased by $27 million (16 percent) to $137 million in 2012 compared to $164 million in 2011. This decrease reflected a $29 million decrease due to the spin-off, partially offset by a $2 million increase for our lodging business. The $29 million decrease in interest expense due to the spin-off consisted of interest expense in 2011 that was allocated to the former Timeshare segment ($43 million), partially offset by interest expense in 2012 for ongoing obligations for costs that were a component of "Timeshare-direct" expenses before the spin-off ($8 million) and the unfavorable variance to 2011 for capitalized interest expense for construction projects for our former Timeshare segment ($6 million). For the $8 million of interest expense in 2012 for ongoing spin-off obligations, we also recorded $8 million of "Interest income" in 2012 for the associated notes receivable. The $2 million increase in interest expense for our lodging business was primarily for the Series K Notes and the Series L Notes we issued in 2012 ($23 million) as well as increased interest expense for our Marriott Rewards program and our commercial paper program, reflecting higher average balances and interest rates ($2 million), partially offset by increased capitalized interest expense principally for lodging construction projects ($15 million) and the absence of interest expense for the Series F Senior Notes following our repayment of those notes in 2012 ($9 million). See the "LIQUIDITY AND CAPITAL RESOURCES" caption later in this report for more information on our credit facility.

2011 Compared to 2010

Interest expense decreased by $16 million (9 percent) to $164 million in 2011 compared to $180 million in 2010. This decrease was primarily driven by: (1) a $12 million decrease in interest expense on securitized notes, reflecting the transfer of these notes to MVW on the spin-off date, as well as a lower average outstanding balance and a lower average interest rate on those notes before the spin-off date; (2) a $2 million increase in capitalized interest associated with construction projects; and (3) a $1 million decrease in interest expense for our revolving credit facility and commercial paper program, reflecting lower interest rates.

Interest Income and Income Tax

2012 Compared to 2011

Interest income increased by $3 million (21 percent) to $17 million in 2012 compared to $14 million in 2011, primarily reflecting $9 million of increased interest income for two notes receivable issued to us in conjunction with the spin-off, partially offset by a $6 million decrease primarily from the repayment of certain loans. For $8 million of the $9 million increase in interest income in 2012 for notes receivable issued to us in conjunction with the spin-off, we also recorded $8 million of "Interest expense" in 2012 for ongoing obligations for those notes.

Our tax provision increased by $120 million (76 percent) to $278 million in 2012 from $158 million in 2011. The increase was primarily due to the absence of timeshare pre-tax losses in 2012 due to the spin-off and the effect of higher pre-tax income from our lodging business, as well as a lower percentage of lodging pre-tax income in 2012 from jurisdictions outside the U.S. with lower tax rates. These increases in the provision were partially offset by a favorable variance from $34 million of income tax expense that we recorded in 2011 to write off certain deferred tax assets transferred to MVW in conjunction with the spin-off, as discussed under the following "*2011 Compared to 2010*" caption.

2011 Compared to 2010

Interest income decreased by $5 million (26 percent) to $14 million in 2011 compared to $19 million in 2010, primarily reflecting a $3 million decrease from the repayment of certain loans.

Our tax provision increased by $65 million (70 percent) to $158 million in 2011 from $93 million in 2010. The increase was primarily due to an unfavorable variance related to a prior year IRS settlement on the treatment of funds received from certain non-U.S. subsidiaries that resulted in an $85 million benefit to our income tax provision in 2010 and $34 million of income tax expense that we recorded in 2011 to write off certain deferred tax assets that we transferred to MVW in conjunction with the spin-off. We impaired these assets because we considered it "more likely than not" that MVW will be unable to realize the value of those deferred tax assets. Please see Footnote No. 16, "Spin-off" to our Financial Statements for more information on the transaction. The increases were partially offset by lower pre-tax income in 2011.

Equity in Losses

2012 Compared to 2011

Equity in losses of $13 million in 2012 was unchanged from equity in losses of $13 million in 2011, and reflected a $4 million decrease in equity in losses across our lodging business, entirely offset by a $4 million unfavorable variance due to the impact of the spin-off. The $4 million decrease in equity in losses across our lodging business primarily reflected $3 million of increased earnings at two International segment joint ventures, $3 million of decreased losses at two other joint ventures, and a $3 million favorable variance from the 2012 sale of an equity interest in a North American Limited-Service joint venture (formerly two joint ventures which were merged before the sale) which had losses in the prior year, partially offset by $3 million of increased losses at a Luxury segment joint venture, and a $2 million loan loss provision for certain notes receivable due from another Luxury segment joint venture. The $3 million of increased losses at a Luxury segment joint venture reflected increased losses of $8 million primarily from the impairment of certain underlying residential properties in 2012, partially offset by $5 million of decreased losses in 2012, after the impairment, as a result of decreased joint venture costs. The $4 million unfavorable variance due to the impact of the spin-off reflected the $4 million reversal in 2011 of the funding liability associated with Timeshare-strategy impairment charges we originally recorded in 2009. See Footnote No. 18, "Timeshare Strategy-Impairment Charges" of our 2011 Form 10-K for additional information on this reversal.

2011 Compared to 2010

Equity in losses of $13 million in 2011 decreased by $5 million from equity in losses of $18 million in 2010 and primarily reflected $9 million of increased earnings at two North American Limited-Service joint ventures and one International segment joint venture, primarily due to stronger property-level performance; $8 million of lower losses for a residential and fractional project joint venture (our former Timeshare segment stopped recognizing their share of the joint venture's losses as their investment, including loans due from the joint venture, was reduced to zero in 2010); and a favorable variance from 2010 joint venture impairment charges of $5 million for our North American Limited-Service segment. These favorable impacts were partially offset by $8 million of decreased earnings at two Luxury segment joint ventures. We also reversed $4 million in 2011 and $11 million in 2010 of the $27 million funding liability we initially recorded in the Timeshare strategy-impairment charges (non-operating) caption of our 2009 Income Statement (see Footnote No. 18, "Timeshare Strategy-Impairment Charges" of the Notes to our Financial Statements of the 2011 Form 10-K for more information). We recorded both the $11 million reversal in 2010 and the $4 million reversal in 2011 based on facts and circumstances surrounding a project related to our former Timeshare segment, including continued progress on certain construction-related legal claims and potential funding of certain costs by one of the partners.

Net Income

2012 Compared to 2011

Net income increased by $373 million to $571 million in 2012 from $198 million in 2011, and diluted earnings per share increased by $1.17 per share (213 percent) to $1.72 per share from $0.55 per share in 2011. As discussed in more detail in the preceding sections beginning with "Revenues," the $373 million increase in net income was due to the impact of the spin-off ($296 million), as well as the following increases across our lodging business: higher gains and other income ($52 million), higher franchise fees ($44 million), higher incentive management fees ($37 million), higher base management fees ($35 million), higher owned, leased, corporate housing, and other revenue, net of direct expenses ($25 million), lower general, administrative, and other expenses ($8 million), and lower equity in losses ($4 million). These increases were partially offset by higher income taxes ($120 million) as well as the following decreases across our lodging business: lower interest income ($6 million) and higher interest expense ($2 million).

2011 Compared to 2010

Net income decreased by $260 million (57 percent) to $198 million in 2011 from $458 million in 2010, and diluted earnings per share decreased by $0.66 per share (55 percent) to $0.55 per share from $1.21 per share in 2010. As discussed in more detail in the preceding sections beginning with "Revenues," the $260 million decrease in net income was due to Timeshare strategy-impairment charges ($324 million), higher income taxes ($65 million), lower gains and other income ($42 million), lower Timeshare sales and services revenue net of direct expenses ($40 million), and lower interest income ($5 million). Higher base management and franchise fees ($105 million), higher owned, leased, corporate housing, and other revenue net of direct expenses ($49 million), lower general, administrative, and other expenses ($28 million), lower interest expense ($16 million), higher incentive management fees ($13 million), and lower equity in losses ($5 million) partially offset these items.

Earnings Before Interest Expense, Taxes, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA

EBITDA, a financial measure that is not prescribed or authorized by United States generally accepted accounting principles ("GAAP"), reflects earnings excluding the impact of interest expense, provision for income taxes, depreciation and amortization. We believe that EBITDA is a meaningful indicator of operating performance because we use it to measure our ability to service debt, fund capital expenditures, and expand our business. We also use EBITDA, as do analysts, lenders, investors and others, to evaluate companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company's capital structure, debt levels, and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. EBITDA also excludes depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

We also believe that Adjusted EBITDA, another non-GAAP financial measure, is a meaningful indicator of operating performance. Our Adjusted EBITDA reflects:

- Timeshare Spin-off Adjustments for 2011 ("Timeshare Spin-off Adjustments") as if the spin-off occurred on the first day of 2011. The Timeshare Spin-off Adjustments of $260 million reflected in net income for 2011 totaled $300 million pre-tax and are primarily comprised of the following pre-tax items: (1) the addition of $217 million to remove the losses of our former Timeshare segment; (2) the addition of a $60 million payment by MVW to us of estimated license fees; (3) the addition of $34 million to remove unallocated spin-off transaction costs; (4) the addition of $10 million of estimated interest income; (5) the subtraction of $14 million of estimated interest expense; and (6) the subtraction of $7 million of other expenses not previously allocated to our former Timeshare segment; and

- Adjustments for Other Charges for 2011. These adjustments of $17 million to net income for 2011 totaled $28 million pre-tax and consist of the following pre-tax items: (1) an $18 million charge for an other-than-temporary impairment of marketable securities; and (2) a $5 million impairment of deferred contract acquisition costs and a $5 million accounts receivable reserve, both for one Luxury segment property whose owner filed for bankruptcy. We discuss the other-than-temporary impairment of marketable securities in greater detail in the preceding "Gains (Losses) and Other Income" caption.

We believe that Adjusted EBITDA that excludes these items is also a meaningful measure of our operating performance because it permits period-over-period comparisons of our ongoing core operations before material charges. EBITDA and Adjusted EBITDA also facilitate our comparison of results from our ongoing operations before material charges with results from other lodging companies.

EBITDA and Adjusted EBITDA have limitations and should not be considered in isolation or as substitutes for performance measures calculated under GAAP. Both of these non-GAAP measures exclude certain cash expenses that we are obligated to make. In addition, other companies in our industry may calculate EBITDA and in particular Adjusted EBITDA differently than we do or may not calculate them at all, limiting EBITDA's and Adjusted EBITDA's usefulness as comparative measures. We provide Adjusted EBITDA for illustrative and informational purposes only and Adjusted EBITDA is not necessarily indicative of, and we do not purport that it represents, what our operating results would have been had the spin-off occurred on the first day of 2011. Adjusted EBITDA also does not reflect certain financial and operating benefits we expect to realize as a result of the 2011 timeshare spin-off.

We show our 2012 and 2011 EBITDA and Adjusted EBITDA calculations and reconcile those measures with Net Income in the following tables:

($ in millions)	As Reported 2012
Net Income	**$ 571**
Interest expense	137
Tax provision	278
Depreciation and amortization	145
Less: Depreciation reimbursed by third-party owners	(16)
Interest expense from unconsolidated joint ventures	11
Depreciation and amortization from unconsolidated joint ventures	20
EBITDA	**$ 1,146**

($ in millions)	As Reported 2011	Timeshare Spin-off Adjustments	Other Charges	2011 Adjusted EBITDA
Net Income	**$ 198**	**$ 260**	**$ 17**	
Interest expense	164	(29)	—	
Tax provision	158	40	11	
Depreciation and amortization	168	(28)	—	
Less: Depreciation reimbursed by third-party owners	(15)	—	—	
Interest expense from unconsolidated joint ventures	18	—	—	
Depreciation and amortization from unconsolidated joint ventures	30	—	—	
EBITDA	**$ 721**	**$ 243**	**$ 28**	**$ 992**

Business Segments

We are a diversified lodging company with operations in four business segments: North American Full-Service Lodging, North American Limited-Service Lodging, International Lodging, and Luxury Lodging. See Footnote No. 15, "Business Segments," to our Financial Statements for further information on our segments, including how we aggregate our individual brands into each segment and other information about each segment, including revenues, net income (loss), equity in earnings (losses) of equity method investees, assets, and capital expenditures.

In addition to our four current segments, on November 21, 2011 we spun off our former timeshare operations and timeshare development business, which had until that time been our Timeshare segment, as a new independent company, MVW. See Footnote No. 15, "Business Segments," to our Financial Statements for historical financial results of our former Timeshare segment and Footnote No. 16, "Spin-off" to our Financial Statements for more information on the spin-off. Also, see the "CONSOLIDATED RESULTS" caption earlier in this report for more information, including tables, on the impact of the spin-off.

At year-end 2012, we operated, franchised, and licensed the following properties by segment:

	Total Lodging and Timeshare Products					
	Properties			Rooms		
	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total
North American Full-Service Lodging Segment [1]						
Marriott Hotels & Resorts	320	14	334	126,113	5,244	131,357
Marriott Conference Centers	10	—	10	2,915	—	2,915
JW Marriott	22	1	23	12,649	221	12,870
Renaissance Hotels	77	2	79	28,248	790	29,038
Renaissance ClubSport	2	—	2	349	—	349
Gaylord Hotels	5	—	5	8,098	—	8,098
Autograph Collection	24	—	24	6,609	—	6,609
	460	17	477	184,981	6,255	191,236
North American Limited-Service Lodging Segment [1]						
Courtyard	817	21	838	114,948	3,734	118,682
Fairfield Inn & Suites	678	11	689	61,477	1,234	62,711
SpringHill Suites	297	2	299	34,844	299	35,143
Residence Inn	602	19	621	72,642	2,808	75,450
TownePlace Suites	208	2	210	20,803	278	21,081
	2,602	55	2,657	304,714	8,353	313,067
International Lodging Segment [1]						
Marriott Hotels & Resorts	—	155	155	—	44,852	44,852
JW Marriott	—	36	36	—	12,923	12,923
Renaissance Hotels	—	74	74	—	23,902	23,902
Autograph Collection	—	8	8	—	1,056	1,056
Courtyard	—	91	91	—	17,871	17,871
Fairfield Inn & Suites	—	2	2	—	334	334
Residence Inn	—	4	4	—	421	421
Marriott Executive Apartments	—	25	25	—	4,066	4,066
	—	395	395	—	105,425	105,425
Luxury Lodging Segment						
The Ritz-Carlton	38	42	80	11,357	12,410	23,767
Bulgari Hotels & Resorts	—	3	3	—	202	202
EDITION	—	1	1	—	78	78
The Ritz-Carlton-Residential[2]	30	5	35	3,598	329	3,927
The Ritz-Carlton Serviced Apartments	—	4	4	—	579	579
	68	55	123	14,955	13,598	28,553
Unconsolidated Joint Ventures						
Autograph Collection	—	5	5	—	348	348
AC Hotels by Marriott	—	79	79	—	8,736	8,736
	—	84	84	—	9,084	9,084
Timeshare [3]	50	15	65	10,706	2,323	13,029
Total	3,180	621	3,801	515,356	145,038	660,394

(1) North American includes properties located in the United States and Canada. International includes properties located outside the United States and Canada.

(2) Represents projects where we manage the related owners' association. We include residential products once they possess a certificate of occupancy.

(3) Timeshare properties licensed by MVW under the Marriott Vacation Club, The Ritz-Carlton Destination Club, The Ritz-Carlton Residences, and Grand Residences by Marriott brand names. Includes products that are in active sales as well as those that are sold out.

Lodging (reflects all four of our Lodging segments and our former Timeshare segment, for periods before the spin-off date)

2012 Compared to 2011

We added 122 properties (27,059 rooms) and 42 properties (8,883 rooms) exited our system in 2012. These figures do not include residential or ExecuStay units. During 2012, we also added three residential properties (89 units). No residential properties or units exited the system.

Total segment financial results increased by $408 million to $1,173 million in 2012 from $765 million in 2011, and total segment revenues decreased by $671 million to $11,526 million in 2012, a 6 percent decrease from revenues of $12,197 million in 2011. The $408 million increase in segment results reflected a $212 million favorable variance from the spin-off (which included $324 million of Timeshare strategy-impairment charges in 2011) and a net $196 million increase in segment results across our lodging business. The $671 million decrease in total segment revenues reflected a $1,443 million decrease due to the impact of the spin-off that was partially offset by a net $772 million increase across our lodging business.

The year-over-year net increase in segment revenues across our lodging business of $772 million resulted from a $757 million increase in cost reimbursements revenue, a $44 million increase in franchise fees, a $35 million increase in base management fees, and a $37 million increase in incentive management fees, partially offset by a $101 million decrease in owned, leased, corporate housing, and other revenue. The $196 million year-over-year increase in segment results across our lodging business reflected a $44 million increase in franchise fees, $39 million of higher gains and other income, a $37 million increase in incentive management fees, a $35 million increase in base management fees, a $19 million decrease in general, administrative, and other expenses, an $18 million increase in owned, leased, corporate housing, and other revenue net of direct expenses, and $4 million of lower joint venture equity losses. For more detailed information on the variances, see the preceding sections beginning with "Revenues."

See "Statistics" below for detailed information on Systemwide RevPAR and Company-operated RevPAR by segment, region, and brand.

Compared to 2011, worldwide comparable company-operated house profit margins in 2012 increased by 120 basis points and worldwide comparable company-operated house profit per available room ("HP-PAR") increased by 9.0 percent on a constant U.S. dollar basis, reflecting higher occupancy, rate increases, improved productivity, and lower energy costs. These same factors contributed to North American company-operated house profit margins increasing by 140 basis points compared to 2011. HP-PAR at those same properties increased by 9.9 percent. International company-operated house profit margins increased by 90 basis points, and HP-PAR at those properties increased by 7.3 percent reflecting increased demand and higher RevPAR in most locations and improved productivity.

2011 Compared to 2010

We added 206 properties (30,856 rooms) and 30 properties (6,262 rooms) exited our system in 2011. These figures do not include residential or ExecuStay units. During that time, we also added four residential properties (753 units) and no residential properties exited the system. These property additions include 80 hotels (8,371 rooms) which are operated or franchised as part of our unconsolidated joint venture with AC Hoteles, S.A. See Footnote No. 7, "Acquisitions and Dispositions," for more information about AC Hotels by Marriott.

Total segment financial results decreased by $218 million (22 percent) to $765 million in 2011 from $983 million in 2010, and total segment revenues increased by $586 million to $12,197 million in 2011, a 5 percent increase from revenues of $11,611 million in 2010.

The year-over-year increase in revenues included a $604 million increase in cost reimbursements revenue, which does not impact operating income or net income. Total segment financial results, compared to 2010, primarily reflected $324 million of Timeshare strategy-impairment charges, a $40 million decrease in Timeshare sales and services revenue net of direct expenses, a $24 million decrease in gains and other income, and a $6 million increase in general, administrative, and other expenses. Partially offsetting these unfavorable factors were: a $101 million increase in base management and franchise fees to $1,104 million in 2011 from $1,003 million in 2010, a $37 million increase in owned, leased, corporate housing, and other revenue net of direct expenses, $13 million of higher incentive management fees to $195 million in 2011 from $182 million in 2010, $13 million of lower joint venture equity losses, and a $12 million decrease in interest expense. For more detailed information on the variances, see the preceding sections beginning with "Operating Income."

The $101 million increase in base management and franchise fees primarily reflected stronger RevPAR and the impact of unit growth across the system and favorable foreign exchange rates. In 2011, 29 percent of our managed properties paid incentive management fees to us versus 27 percent in 2010. In addition, in 2011, 67 percent of our incentive fees came from properties outside the United States versus 65 percent in 2010.

See "Statistics" below for detailed information on Systemwide RevPAR and Company-operated RevPAR by segment, region, and brand.

Compared to 2010, worldwide comparable company-operated house profit margins in 2011 increased by 60 basis points and worldwide comparable company-operated HP-PAR increased by 7.6 percent on a constant U.S. dollar basis, reflecting higher occupancy, rate increases, and the impact of tight cost controls in 2011 at properties in our system, partially offset by higher property-level compensation. These same factors contributed to North American company-operated house profit margins increasing by 70 basis points compared to 2010 and HP-PAR at those same properties increased by 8.1 percent. International company-operated house profit margins increased by 40 basis points and HP-PAR at those properties increased by 6.7 percent reflecting increased demand and higher RevPAR in most locations and continued tight property-level cost controls, partially offset by higher property-level compensation and the effects of RevPAR declines in the Middle East.

Lodging Development

We added 122 properties, totaling 27,059 rooms, across our brands in 2012 and 42 properties (8,883 rooms) left the system, not including residential products or ExecuStay. We also added three residential properties (89 units) and no residential properties left the system. Highlights of the year included:

- Converting 30 properties (5,553 rooms), or 20 percent of our gross room additions for the year, to our brands, including seven properties joining our Autograph Collection brand. Twenty-one of the properties converted were located in the United States;
- Thirty percent of our gross room additions were from the acquisition of the Gaylord brand and hotel management company. At year-end 2012, as a result of the acquisition, we managed five hotels (8,098 rooms) as well as other attractions including a showboat, golf course, and saloon;
- Adding approximately 30 percent of all the new rooms outside the United States; and
- Adding 70 properties (8,470 rooms) to our North American Limited-Service brands.

We currently have nearly 130,000 hotel rooms under construction, awaiting conversion, or approved for development in our hotel development pipeline and we expect to add approximately 30,000 to 35,000 hotel rooms (gross) to our system in 2013.

We believe that we have access to sufficient financial resources to finance our growth, as well as to support our ongoing operations and meet debt service and other cash requirements. Nonetheless, our ability to develop and update our brands and the ability of hotel developers to build or acquire new Marriott-branded properties, both of which are important parts of our growth plan, depend in part on capital access, availability and cost for other hotel developers and third-party owners. These growth plans are subject to numerous risks and uncertainties, many of which are outside of our control. See the "Forward-Looking Statements" and "Risks and Uncertainties" captions earlier in this report and the "Liquidity and Capital Resources" caption later in this report.

Statistics

The following tables show occupancy, average daily rate, and RevPAR for comparable properties, for each of the brands in our North American Full-Service and North American Limited-Service segments, for our International segment by region, and the principal brand in our Luxury segment, The Ritz-Carlton. Systemwide statistics include data from our franchised properties, in addition to our owned, leased, and managed properties. We report financial results for all properties on a period-end basis, but report statistics for properties located outside the United States and Canada on a month-end basis.

Reporting periods and currency. The occupancy, average daily rate, and RevPAR statistics we use throughout this report are for the following 52 week periods: for 2012, December 31, 2011 through December 28, 2012; for 2011, January 1, 2011 through December 30, 2011; and for 2010, January 2, 2010 through December 31, 2010; except in each case, for The Ritz-Carlton and Autograph Collection brand properties and properties located outside of the United States where statistics are for the period from January 1 through December 31 for each year. For the properties located in countries that use currencies other than the U.S. dollar, the comparison to the prior year are on a constant U.S. dollar basis.

	Comparable Company-Operated North American Properties [1]		Comparable Systemwide North American Properties [1]	
	2012	Change vs. 2011	2012	Change vs. 2011
Marriott Hotels & Resorts				
Occupancy	72.7%	1.8 % pts.	70.1%	1.8% pts.
Average Daily Rate	$ 171.48	3.5 %	$ 157.17	3.6%
RevPAR	$ 124.72	6.1 %	$ 110.19	6.4%
Renaissance Hotels				
Occupancy	73.6%	2.1 % pts.	71.2%	1.4% pts.
Average Daily Rate	$ 167.67	4.5 %	$ 150.53	4.7%
RevPAR	$ 123.38	7.5 %	$ 107.18	6.8%
Autograph Collection Hotels				
Occupancy	*	* pts.	76.1%	3.6% pts.
Average Daily Rate	*	*	$ 176.61	1.6%
RevPAR	*	*	$ 134.36	6.6%
Composite North American Full-Service				
Occupancy	72.9%	1.8 % pts.	70.3%	1.8% pts.
Average Daily Rate	$ 170.92	3.6 %	$ 156.30	3.8%
RevPAR	$ 124.52	6.3 %	$ 109.93	6.4%
The Ritz-Carlton North America				
Occupancy	69.9%	0.8 % pts.	69.9%	0.8% pts.
Average Daily Rate	$ 319.57	4.9 %	$ 319.57	4.9%
RevPAR	$ 223.51	6.1 %	$ 223.51	6.1%
Composite North American Full-Service and Luxury				
Occupancy	72.6%	1.7 % pts.	70.3%	1.7% pts.
Average Daily Rate	$ 185.57	3.8 %	$ 166.02	3.8%
RevPAR	$ 134.64	6.3 %	$ 116.72	6.4%
Residence Inn				
Occupancy	75.4%	0.3 % pts.	77.2%	0.6% pts.
Average Daily Rate	$ 123.55	4.3 %	$ 120.66	4.2%
RevPAR	$ 93.14	4.7 %	$ 93.10	5.0%
Courtyard				
Occupancy	67.7%	0.5 % pts.	69.2%	1.2% pts.
Average Daily Rate	$ 117.11	4.9 %	$ 118.68	4.6%
RevPAR	$ 79.32	5.6 %	$ 82.15	6.5%
Fairfield Inn & Suites				
Occupancy	nm	nm pts.	67.3%	1.7% pts.
Average Daily Rate	nm	nm	$ 94.49	4.8%
RevPAR	nm	nm	$ 63.56	7.5%
TownePlace Suites				
Occupancy	70.8%	(0.4)% pts.	72.3%	0.6% pts.
Average Daily Rate	$ 83.04	5.6 %	$ 89.07	5.0%
RevPAR	$ 58.76	5.1 %	$ 64.39	5.9%
SpringHill Suites				
Occupancy	70.5%	2.8 % pts.	71.0%	2.6% pts.
Average Daily Rate	$ 103.04	2.7 %	$ 103.81	3.8%
RevPAR	$ 72.63	7.0 %	$ 73.74	7.8%
Composite North American Limited-Service				
Occupancy	70.2%	0.6 % pts.	71.2%	1.3% pts.
Average Daily Rate	$ 116.43	4.6 %	$ 111.12	4.4%
RevPAR	$ 81.76	5.5 %	$ 79.07	6.3%
Composite North American - All				
Occupancy	71.6%	1.2 % pts.	70.8%	1.4% pts.
Average Daily Rate	$ 157.05	4.2 %	$ 130.97	4.2%
RevPAR	$ 112.40	6.0 %	$ 92.79	6.4%

* There are no company-operated properties.
nm means not meaningful as the brand is predominantly franchised.

(1) Statistics include only properties located in the United States.

	Comparable Company-Operated Properties		Comparable Systemwide Properties	
	2012	Change vs. 2011	2012	Change vs. 2011
Caribbean and Latin America				
Occupancy	72.3%	1.2 % pts.	70.2%	1.3 % pts.
Average Daily Rate	$ 190.75	5.1 %	$ 171.32	3.4 %
RevPAR	$ 137.93	6.9 %	$ 120.27	5.3 %
Europe				
Occupancy	72.7%	0.2 % pts.	71.9%	0.2 % pts.
Average Daily Rate	$ 170.72	2.8 %	$ 166.02	2.6 %
RevPAR	$ 124.20	3.0 %	$ 119.40	2.8 %
Middle East and Africa				
Occupancy	61.8%	5.3 % pts.	61.8%	5.6 % pts.
Average Daily Rate	$ 133.14	(1.0)%	$ 130.10	(0.6)%
RevPAR	$ 82.25	8.3 %	$ 80.37	9.2 %
Asia Pacific				
Occupancy	73.0%	3.7 % pts.	72.9%	3.6 % pts.
Average Daily Rate	$ 133.01	3.0 %	$ 141.17	2.2 %
RevPAR	$ 97.04	8.4 %	$ 102.90	7.6 %
Regional Composite [1]				
Occupancy	71.9%	2.0 % pts.	71.2%	1.9 % pts.
Average Daily Rate	$ 156.74	2.7 %	$ 156.47	2.2 %
RevPAR	$ 112.66	5.6 %	$ 111.45	5.0 %
International Luxury [2]				
Occupancy	63.4%	1.3 % pts.	63.4%	1.3 % pts.
Average Daily Rate	$ 341.32	3.6 %	$ 341.32	3.6 %
RevPAR	$ 216.34	5.9 %	$ 216.34	5.9 %
Total International [3]				
Occupancy	70.9%	1.9 % pts.	70.5%	1.8 % pts.
Average Daily Rate	$ 175.14	2.8 %	$ 171.36	2.4 %
RevPAR	$ 124.22	5.6 %	$ 120.85	5.1 %

(1) Regional Composite statistics include properties located outside of the United States and Canada for the Marriott Hotels & Resorts, Renaissance Hotels, and Courtyard brands.

(2) International Luxury includes The Ritz-Carlton properties located outside the United States and Canada and Bulgari Hotels & Resorts properties.

(3) Total International includes Regional Composite statistics and International Luxury statistics.

	Comparable Company-Operated Properties			Comparable Systemwide Properties		
		2012	Change vs. 2011		2012	Change vs. 2011
Composite Luxury [1]						
Occupancy		67.0%	1.0% pts.		67.0%	1.0% pts.
Average Daily Rate	$	328.68	4.4%	$	328.68	4.4%
RevPAR	$	220.33	6.0%	$	220.33	6.0%
Total Worldwide [2]						
Occupancy		71.4%	1.4% pts.		70.8%	1.5% pts.
Average Daily Rate	$	162.39	3.8%	$	137.49	3.9%
RevPAR	$	115.91	5.9%	$	97.34	6.1%

(1) Composite Luxury includes worldwide properties for The Ritz-Carlton and Bulgari Hotels & Resorts brands.

(2) Company-operated statistics include properties worldwide for the Marriott Hotels & Resorts, Renaissance Hotels, Residence Inn, Courtyard, Fairfield Inn & Suites, TownePlace Suites, SpringHill Suites, and The Ritz-Carlton brands. In addition to the foregoing brands, systemwide statistics include properties worldwide for the Fairfield Inn & Suites and Autograph Collection brands.

	Comparable Company-Operated North American Properties [1]		Comparable Systemwide North American Properties [1]	
	2011	Change vs. 2010	2011	Change vs. 2010
Marriott Hotels & Resorts				
Occupancy	71.0%	0.8% pts.	68.2%	1.1% pts.
Average Daily Rate	$ 164.08	3.4%	$ 149.94	3.3%
RevPAR	$ 116.45	4.6%	$ 102.28	5.0%
Renaissance Hotels				
Occupancy	69.7%	2.3% pts.	69.0%	1.9% pts.
Average Daily Rate	$ 161.40	3.1%	$ 146.74	3.3%
RevPAR	$ 112.55	6.7%	$ 101.24	6.3%
Composite North American Full-Service				
Occupancy	70.7%	1.1% pts.	68.4%	1.3% pts.
Average Daily Rate	$ 163.59	3.3%	$ 149.36	3.3%
RevPAR	$ 115.72	5.0%	$ 102.10	5.2%
The Ritz-Carlton North America				
Occupancy	69.2%	2.4% pts.	69.2%	2.4% pts.
Average Daily Rate	$ 302.31	6.3%	$ 302.31	6.3%
RevPAR	$ 209.11	10.2%	$ 209.11	10.2%
Composite North American Full-Service and Luxury				
Occupancy	70.6%	1.3% pts.	68.4%	1.3% pts.
Average Daily Rate	$ 178.65	4.0%	$ 159.53	3.7%
RevPAR	$ 126.07	5.9%	$ 109.14	5.8%
Residence Inn				
Occupancy	75.1%	1.2% pts.	76.7%	1.7% pts.
Average Daily Rate	$ 117.25	2.4%	$ 115.41	2.9%
RevPAR	$ 88.09	4.0%	$ 88.47	5.2%
Courtyard				
Occupancy	67.2%	2.8% pts.	68.1%	2.5% pts.
Average Daily Rate	$ 111.42	3.2%	$ 113.19	3.0%
RevPAR	$ 74.90	7.7%	$ 77.03	7.0%
Fairfield Inn & Suites				
Occupancy	nm	nm pts.	65.8%	3.1% pts.
Average Daily Rate	nm	nm	$ 89.57	3.9%
RevPAR	nm	nm	$ 58.92	9.1%
TownePlace Suites				
Occupancy	71.9%	4.8% pts.	72.1%	3.7% pts.
Average Daily Rate	$ 75.52	3.3%	$ 83.46	3.7%
RevPAR	$ 54.32	10.7%	$ 60.15	9.3%
SpringHill Suites				
Occupancy	66.9%	2.5% pts.	68.5%	3.6% pts.
Average Daily Rate	$ 99.71	4.2%	$ 99.21	2.5%
RevPAR	$ 66.69	8.3%	$ 67.98	8.2%
Composite North American Limited-Service				
Occupancy	69.7%	2.4% pts.	70.1%	2.6% pts.
Average Daily Rate	$ 110.34	3.0%	$ 106.02	3.0%
RevPAR	$ 76.86	6.7%	$ 74.29	7.0%
Composite North American				
Occupancy	70.2%	1.8% pts.	69.5%	2.2% pts.
Average Daily Rate	$ 150.00	3.5%	$ 125.67	3.2%
RevPAR	$ 105.28	6.2%	$ 87.28	6.5%

nm means not meaningful as the brand is predominantly franchised.

(1) Statistics include only properties located in the United States.

	Comparable Company-Operated Properties		Comparable Systemwide Properties	
	2011	Change vs. 2010	2011	Change vs. 2010
Caribbean and Latin America				
Occupancy	72.6%	2.8 % pts.	69.3%	2.3 % pts.
Average Daily Rate	$ 183.64	6.4 %	$ 163.29	6.2 %
RevPAR	$ 133.29	10.6 %	$ 113.14	9.9 %
Europe				
Occupancy	73.2%	0.1 % pts.	72.3%	0.5 % pts.
Average Daily Rate	$ 175.20	4.8 %	$ 171.34	4.6 %
RevPAR	$ 128.21	5.0 %	$ 123.95	5.3 %
Middle East and Africa				
Occupancy	58.8%	(11.0)% pts.	58.4%	(9.7)% pts.
Average Daily Rate	$ 141.22	7.6 %	$ 137.92	6.7 %
RevPAR	$ 83.11	(9.3)%	$ 80.55	(8.5)%
Asia Pacific				
Occupancy	73.1%	5.6 % pts.	72.6%	4.4 % pts.
Average Daily Rate	$ 137.80	5.9 %	$ 147.36	3.6 %
RevPAR	$ 100.69	14.8 %	$ 106.97	10.3 %
Regional Composite [1]				
Occupancy	71.8%	1.1 % pts.	70.8%	1.1 % pts.
Average Daily Rate	$ 162.58	5.4 %	$ 161.01	4.7 %
RevPAR	$ 116.67	7.0 %	$ 114.03	6.4 %
International Luxury[2]				
Occupancy	63.8%	(0.5)% pts.	63.8%	(0.5)% pts.
Average Daily Rate	$ 312.52	7.0 %	$ 312.52	7.0 %
RevPAR	$ 199.53	6.2 %	$ 199.53	6.2 %
Total International [3]				
Occupancy	70.8%	0.9 % pts.	70.1%	0.9 % pts.
Average Daily Rate	$ 179.38	5.5 %	$ 174.82	4.9 %
RevPAR	$ 129.96	6.9 %	$ 122.59	6.3 %

(1) Regional Composite statistics include all properties located outside of the United States and Canada for the Marriott Hotels & Resorts, Renaissance Hotels, and Courtyard brands.

(2) International Luxury includes The Ritz-Carlton properties located outside of the United States and Canada and Bulgari Hotels & Resorts properties.

(3) Total International includes Regional Composite statistics and International Luxury statistics.

	Comparable Company-Operated Properties			Comparable Systemwide Properties		
		2011	Change vs. 2010		2011	Change vs. 2010
Composite Luxury [1]						
Occupancy		66.9%	1.2% pts.		66.9%	1.2% pts.
Average Daily Rate	$	306.45	6.5%	$	306.45	6.5%
RevPAR	$	205.04	8.5%	$	205.04	8.5%
Total Worldwide [2]						
Occupancy		70.3%	1.5% pts.		69.6%	2.0% pts.
Average Daily Rate	$	158.15	4.1%	$	133.26	3.4%
RevPAR	$	111.26	6.4%	$	92.69	6.4%

(1) Composite Luxury includes worldwide properties for The Ritz-Carlton and Bulgari Hotels & Resorts brands.

(2) Company-operated statistics include properties worldwide for the Marriott Hotels & Resorts, Renaissance Hotels, Residence Inn, Courtyard, Fairfield Inn & Suites, TownePlace Suites, SpringHill Suites, and The Ritz-Carlton brands. In addition to the foregoing brands, systemwide statistics include properties worldwide for the Fairfield Inn & Suites brand.

North American Full-Service Lodging includes *Marriott Hotels & Resorts, JW Marriott, Renaissance Hotels, Gaylord Hotels,* and *Autograph Collection Hotels.*

($ in millions)				Annual Change	
	2012	2011	2010	2012/2011	2011/2010
Segment revenues	$ 5,965	$ 5,450	$ 5,159	9%	6%
Segment results	$ 407	$ 351	$ 317	16%	11%

2012 Compared to 2011

In 2012, across our North American Full-Service Lodging segment we added 18 properties (11,444 rooms), including five properties from the Gaylord acquisition (8,098 rooms). Eight properties (3,569 rooms) left the system.

In 2012, RevPAR for comparable systemwide North American Full-Service properties increased by 6.4 percent to $109.93, occupancy for these properties increased by 1.8 percentage points to 70.3 percent, and average daily rates increased by 3.8 percent to $156.30.

The $56 million increase in segment results, compared to 2011, primarily reflected $30 million of higher base management and franchise fees, $15 million of higher incentive management fees, and $11 million of higher owned, leased, and other revenue net of direct expenses, partially offset by $2 million of higher general, administrative, and other expenses.

Higher base management and franchise fees primarily reflected increased RevPAR and, to a lesser extent, unit growth. The $15 million increase in incentive management fees primarily reflected higher property-level income resulting from higher property-level revenue and margins.

The $11 million increase in owned, leased, and other revenue net of direct expenses primarily reflected a $14 million termination fee for one property in 2012 and $3 million of net stronger owned and leased property results, primarily driven by two properties that left the system and had losses in the prior year, partially offset by $7 million of termination fees for two properties in 2011.

General, administrative, and other expenses increased by $2 million and primarily reflected the accelerated amortization of $8 million of deferred contract acquisition costs for the property for which we earned the $14 million termination fee and $2 million of miscellaneous cost increases, partially offset by favorable variances from the following 2011 items: a $5 million performance cure payment we made for one property, a $2 million guarantee accrual for one property, and the write-off of contract acquisition costs totaling $2 million for two properties.

Cost reimbursements revenue and expenses for our North American Full-Service Lodging segment properties totaled $5,325 million in 2012, compared to $4,862 million in 2011.

2011 Compared to 2010

In 2011, across our North American Full-Service Lodging segment we added ten properties (4,178 rooms) and seven properties (1,925 rooms) left the system.

In 2011, RevPAR for comparable systemwide North American Full-Service properties increased by 5.2 percent to $102.10, occupancy for these properties increased by 1.3 percentage points to 68.4 percent, and average daily rates increased by 3.3 percent to $149.36.

The $34 million increase in segment results, compared to 2010, primarily reflected $26 million of higher management and franchise fees and $16 million of higher owned, leased, and other revenue net of direct expenses, partially offset by $5 million of higher general, administrative, and other expenses.

Higher base management and franchise fees primarily reflected increased RevPAR and unit growth, including properties added to the Autograph Collection.

The $16 million increase in owned, leased, and other revenue net of direct expenses is primarily due to $7 million of net stronger results driven by higher RevPAR and property-level margins, $7 million of termination fees for two properties, and a $3 million favorable variance from prior year losses for a leased property that we now operate under a management agreement.

The $5 million increase in general, administrative, and other expenses primarily reflected the following 2011 items: a $5 million performance cure payment for one property, a $2 million increase in the guarantee reserve for one property, and a $2 million write-off of contract acquisition costs for two properties. The increase was partially offset by a favorable variance from a $4 million contract acquisition cost impairment charge that we recorded in 2010 because we expected that a management agreement for one property would be terminated early in 2011 as a result of a change in property ownership.

Cost reimbursements revenue and expenses for our North American Full-Service Lodging segment properties totaled $4,862 million in 2011, compared to $4,587 million in 2010.

North American Limited-Service Lodging includes *Courtyard, Fairfield Inn & Suites, SpringHill Suites, Residence Inn, TownePlace Suites,* and before we sold this business in April 2012 included *Marriott ExecuStay.*

($ in millions)				Annual Change	
	2012	2011	2010	Change 2012/2011	Change 2011/2010
Segment revenues	$ 2,466	$ 2,358	$ 2,150	5%	10%
Segment results	$ 472	$ 382	$ 298	24%	28%

2012 Compared to 2011

In 2012, across our North American Limited-Service Lodging segment we added 70 properties (8,470 rooms) and 16 properties (2,033 rooms) left the system. The majority of the properties that left the system were older Fairfield Inn properties. In addition, in April 2012, we completed the sale of our ExecuStay corporate housing business, which we historically had not included in our rooms count. The revenues, results of operations, assets, and liabilities of our ExecuStay business were not material to our financial position, results of operations or cash flows for any of the periods presented. In 2012, we also completed the sale of an equity interest in a North American Limited-Service Lodging segment joint venture (formerly two joint ventures which were merged before the sale), which did not result in any rooms leaving the system.

In 2012, RevPAR for comparable systemwide North American Limited-Service properties increased by 6.3 percent to $79.07, occupancy for these properties increased by 1.3 percentage points to 71.2 percent, and average daily rates increased by 4.4 percent to $111.12.

The $90 million increase in segment results, compared to 2011, primarily reflected $43 million of higher base management and franchise fees, $41 million of higher gains and other income, $4 million of decreased joint venture equity losses, and $2 million of higher incentive management fees.

Higher gains and other income reflected a $41 million gain on the sale of our equity interest in a joint venture. See the "Gains (Losses) and Other Income" caption earlier in this report for more information on the sale of this equity interest.

Higher base management and franchise fees primarily reflected higher RevPAR due to increased demand, some of which is attributable to the favorable effect of property renovations, and, to a lesser extent, new unit growth and our recognition of $7 million of deferred base management fees in 2012 in conjunction with the sale of our equity interest in the joint venture.

The $4 million decrease in joint venture equity losses primarily reflected a favorable variance from the sale of our equity interest in a joint venture which had losses in the prior year.

Cost reimbursements revenue and expenses for our North American Limited-Service Lodging segment properties totaled $1,842 million in 2012, compared to $1,687 million in 2011.

2011 Compared to 2010

In 2011, across our North American Limited-Service Lodging segment we added 68 properties (8,379 rooms) and 13 properties (1,432 rooms) left the system. The majority of the properties that left the system were older Residence Inn and Fairfield Inn properties.

In 2011, RevPAR for comparable systemwide North American Limited-Service properties increased by 7.0 percent to $74.29, occupancy for these properties increased by 2.6 percentage points to 70.1 percent, and average daily rates increased by 3.0 percent to $106.02.

The $84 million increase in segment results, compared to 2010, primarily reflected $50 million of higher franchise and base management fees, $12 million of higher owned, leased, corporate housing, and other revenue net of direct expenses, $12 million of lower general, administrative, and other expenses, and $11 million of decreased joint venture equity losses.

Higher franchise and base management fees primarily reflected higher RevPAR and new unit growth, as well as the favorable effect of property renovations.

The $12 million increase in owned, leased, corporate housing, and other revenue net of direct expenses primarily reflected $5 million of stronger results for owned and leased properties driven by higher RevPAR and property-level margins, $3 million of higher corporate housing revenue, net of expenses, and $2 million of higher termination fees.

The $12 million decrease in general, administrative, and other expenses primarily reflected a favorable variance from a $14 million long-lived asset impairment charge in 2010, partially offset by $2 million of other cost increases.

The $11 million decrease in joint venture equity losses primarily reflected $5 million of increased earnings in 2011 for two joint ventures principally reflecting stronger property-level performance and a $5 million impairment charge recorded in 2010 for another joint venture.

Cost reimbursements revenue and expenses for our North American Limited-Service Lodging segment properties totaled $1,687 million in 2011, compared to $1,548 million in 2010.

International Lodging includes *Marriott Hotels & Resorts, JW Marriott, Renaissance Hotels, Autograph Collection, Courtyard, AC Hotels by Marriott, Fairfield Inn & Suites, Residence Inn*, and *Marriott Executive Apartments* located outside the United States and Canada.

($ in millions)				Annual Change	
	2012	**2011**	**2010**	**Change 2012/2011**	**Change 2011/2010**
Segment revenues	$ 1,330	$ 1,278	$ 1,188	4%	8%
Segment results	$ 192	$ 175	$ 165	10%	6%

2012 Compared to 2011

In 2012, across our International Lodging segment we added 29 properties (6,418 rooms) and 18 properties (3,281 rooms) left the system, largely due to quality issues.

In 2012, RevPAR for comparable systemwide international properties increased by 5.0 percent to $111.45, occupancy for these properties increased by 1.9 percentage points to 71.2 percent, and average daily rates increased by 2.2 percent to $156.47. Comparable company-operated RevPAR improved significantly in Thailand, China, Indonesia, the United Arab Emirates, and Mexico, while Europe experienced more modest RevPAR increases. Demand remained particularly weak in Egypt, Jordan, Kuwait, Oman and markets in Europe more dependent on regional travel.

The $17 million increase in segment results in 2012, compared to 2011, primarily reflected a $16 million increase in incentive management fees and $2 million of decreased joint venture equity losses, partially offset by a $1 million decrease in owned, leased, and other revenue net of direct expenses. Aggregate base management and franchise fees as well as general, administrative, and other expenses remained unchanged compared to 2011.

The $16 million increase in incentive management fees primarily reflected higher property-level income associated with better RevPAR and margins ($10 million), new unit growth net of terminations ($3 million), recognition of incentive management fees due to contract revisions for certain properties ($3 million), and recognition of previously deferred fees in conjunction with a property's change in ownership ($3 million), partially offset by unfavorable foreign exchange rates ($4 million).

Aggregate base management and franchise fees were unchanged and reflected $5 million of lower base management fees due to the spin-off, offset by $5 million of higher base management and franchise fees across our lodging business. The decrease in base management fees due to the spin-off reflected fees that the International segment no longer receives from the timeshare business following the spin-off. The $5 million increase in base management and franchise fees across our lodging business primarily reflected stronger RevPAR ($8 million), new unit growth net of terminations ($5 million), partially offset by unfavorable foreign exchange rates ($5 million) and contract revisions for certain properties ($3 million).

The $2 million decrease in joint venture equity losses primarily reflected increased earnings at two joint ventures.

The $1 million decrease in owned, leased, and other revenue net of direct expenses primarily reflected $8 million of lower termination fees in 2012, partially offset by net stronger results principally at a leased property in London in 2012 which had increased demand.

General, administrative, and other expenses remained unchanged and primarily reflected $6 million of increased expenses for initiatives to enhance and grow our brands globally, almost entirely offset by $3 million of lower accounts receivable reserves, and a $2 million guarantee accrual reversal in 2012 for one property where we were released of the guarantee.

Cost reimbursements revenue and expenses for our International Lodging segment properties totaled $682 million in 2012, compared to $621 million in 2011.

2011 Compared to 2010

In 2011, across our International Lodging segment we added 121 properties (16,355 rooms) and eight properties (2,428 rooms) left the system, largely due to quality issues. The properties added include 80 AC Hotels by Marriott properties (8,371 rooms) that are operated or franchised as part of our new unconsolidated joint ventures.

In 2011, RevPAR for comparable systemwide international properties increased by 6.4 percent to $114.03, occupancy for these properties increased by 1.1 percentage points to 70.8 percent, and average daily rates increased by 4.7 percent to $161.01. Comparable company-operated RevPAR improved significantly in South America, India, China, Thailand, and France, while Egypt experienced RevPAR declines.

The $10 million increase in segment results in 2011, compared to 2010, primarily reflected an $18 million increase in base management and franchise fees, an $8 million increase in incentive management fees, $3 million of lower joint venture equity losses and $1 million of higher owned, leased, and other revenue net of direct expenses, partially offset by $15 million of higher general, administrative, and other expenses and $5 million of lower gains and other income.

The $18 million increase in base management and franchise fees primarily reflected new unit growth, strong RevPAR and, to a lesser extent, favorable foreign exchange rates. The $8 million increase in incentive management fees primarily reflected new unit growth, favorable foreign exchange rates and, to a lesser extent, higher net property-level income resulting from higher property-level revenue at several properties, partially offset by lower property-level revenue at properties in the Middle East.

The $15 million increase in general, administrative, and other expenses primarily reflected $7 million of increased expenses for initiatives to enhance and grow our brands globally and a $5 million increase in a guarantee reserve for one property with projected cash flow shortfalls.

The $5 million decrease in gains and other income primarily reflected an unfavorable variance from a net gain associated with the sale of two properties and one joint venture in 2010.

The $3 million decrease in joint venture equity losses primarily reflected decreased losses at one joint venture.

The $1 million increase in owned, leased, and other revenue net of direct expenses primarily reflected $5 million of decreased rent expense and $2 million of stronger results at one property, partially offset by $5 million of lower income related to the conversion of two properties from owned to managed.

Cost reimbursements revenue and expenses for our International Lodging segment properties totaled $621 million in 2011, compared to $568 million in 2010.

Luxury Lodging includes *The Ritz-Carlton, Bulgari Hotels & Resorts,* and *EDITION* worldwide.

($ in millions)				Annual Change	
	2012	2011	2010	Change 2012/2011	Change 2011/2010
Segment revenues	$ 1,765	$ 1,673	$ 1,563	5%	7 %
Segment results	$ 102	$ 74	$ 77	38%	(4)%

2012 Compared to 2011

In 2012, across our Luxury Lodging segment we added four properties (499 rooms) and no properties left the system. In 2012, we also added three residential products (89 units). No residential products left the system.

In 2012, RevPAR for comparable systemwide luxury properties increased by 6.0 percent to $220.33, occupancy increased by 1.0 percentage points to 67.0 percent, and average daily rates increased by 4.4 percent to $328.68.

The $28 million increase in segment results, compared to 2011, reflected a $21 million decrease in general, administrative, and other expenses, $8 million of higher owned, leased, and other revenue net of direct expenses, and a $4 million increase in incentive management fees, partially offset by $3 million of increased joint venture equity losses and $3 million of decreased gains and other income.

The $21 million decrease in general, administrative, and other expenses primarily reflected a favorable variance from a $5 million impairment of deferred contract acquisition costs and a $5 million accounts receivable reserve, both recognized in 2011 and both for one property whose owner filed for bankruptcy, as well as $8 million of guarantee accrual reversals in 2012 for three properties for which we either satisfied the related guarantee requirements or were otherwise released.

The $8 million increase in owned, leased, and other revenue net of direct expenses primarily reflected a $9 million increase associated with our leased property in Japan (which experienced very low demand in 2011 as a result of the earthquake and tsunami and received a $2 million business interruption payment in 2012 from a utility company).

The $4 million increase in incentive management fees primarily reflected new unit growth. The $3 million increase in joint venture equity losses primarily reflected increased losses of $8 million, principally for the impairment of certain underlying residential properties in 2012, partially offset by $5 million of decreased losses after the impairment, as a result of decreased joint venture costs. The $3 million decrease in gains and other income primarily reflected the impairment of a cost method joint venture investment.

Cost reimbursements revenue and expenses for our Luxury Lodging segment properties totaled $1,428 million in 2012, compared to $1,350 million in 2011.

2011 Compared to 2010

In 2011, across our Luxury Lodging segment we added seven properties (1,862 rooms) and two properties (477 rooms) left the system. In 2011, we also added four residential products (753 units). No residential products left the system.

In 2011, RevPAR for comparable systemwide luxury properties increased by 8.5 percent to $205.04, occupancy increased by 1.2 percentage points to 66.9 percent, and average daily rates increased by 6.5 percent to $306.45.

The $3 million decrease in segment results, compared to 2010, primarily reflected $20 million of increased general, administrative, and other expenses and $8 million of increased joint venture equity losses, partially offset by an $11 million increase in base management fees, $8 million of higher owned, leased, and other revenue net of direct expenses, and a $5 million increase in incentive management fees.

The $20 million increase in general, administrative, and other expenses primarily reflected a $5 million impairment of contract acquisition costs and a $5 million accounts receivable reserve, both for one property whose owner filed for bankruptcy in 2011, a $5 million reversal in 2010 of a completion guarantee accrual, and $4 million in other cost increases in 2011.

The $8 million increase in joint venture equity losses primarily reflected decreased earnings at two joint ventures.

The $11 million increase in base management fees was largely driven by RevPAR growth associated with stronger demand and, to a lesser extent, new unit growth. The $5 million increase in incentive management fees primarily reflected higher net property-level income resulting from higher property-level revenue and continued property-level cost controls, new unit growth and, to a lesser extent, favorable foreign exchange rates.

The $8 million increase in owned, leased, and other revenue net of direct expenses primarily reflected $12 million in increased branding fees from the sale of real estate by others, partially offset by a $4 million decline in income from our leased property in Japan, which experienced lower demand as a result of the earthquake and tsunami earlier in the year.

Cost reimbursements revenue and expenses associated with our Luxury Lodging segment properties totaled $1,350 million in 2011, compared to $1,261 million in 2010.

Timeshare included *Marriott Vacation Club, The Ritz-Carlton Destination Club and Residences*, and *Grand Residences by Marriott* brands worldwide, before the spin-off in 2011. See Footnote No. 16, "Spin-off" to our Financial Statements for more information on the spin-off. The results for 2011 included the results of the former Timeshare segment before the spin-off date while results for 2010 included the former Timeshare segment for that entire fiscal year.

($ in millions)	2011[1]	2010	Change 2011/2010
Segment revenues			
Base fee revenue	$ 51	$ 55	
Sales and services revenue			
Development	577	626	
Services	344	351	
Financing revenue			
Interest income non-securitized notes	27	40	
Interest income-securitized notes	116	147	
Other financing revenue	6	7	
Total financing revenue	149	194	
Other revenue	18	50	
Total sales and services revenue	1,088	1,221	
Cost reimbursements	299	275	
Segment revenues	$ 1,438	$ 1,551	(7)%
Segment Results			
Base fee revenue	$ 51	$ 55	
Timeshare sales and services, net	159	199	
Timeshare strategy-impairment charges	(324)	—	
Joint venture equity losses	—	(8)	
Gains and other income	3	20	
General, administrative, and other expense	(63)	(85)	
Interest expense	(43)	(55)	
Segment (losses) results	$ (217)	$ 126	(272)%
Contract Sales			
Timeshare	$ 570	$ 651	
Fractional	23	28	
Residential	4	9	
Total company	597	688	
Fractional	8	5	
Residential	13	(8)	
Total joint venture	21	(3)	
Total Timeshare segment contract sales	$ 618	$ 685	(10)%

(1) *2011 Activity is before the date of spin-off, November 21, 2011.*

2011 Compared to 2010

Timeshare segment contract sales decreased by $67 million to $618 million in 2011 from $685 million in 2010 primarily reflecting an $81 million decrease in timeshare contract sales and a $2 million decrease in fractional contract sales, partially offset by a $16 million increase in residential contract sales. Timeshare contract sales decreased in 2011 primarily as a result of the spin-off of the timeshare business resulting in fewer periods of Timeshare segment activity reflected in the 2011 fiscal year, as compared to a full fiscal year in 2010, as well as difficult comparisons driven by sales promotions in 2010 and the start-up impact of the shift from the sale of weeks-based to points-based products in the 2010 third quarter. Residential and fractional contract sales benefited from a net $19 million decrease in cancellation allowances that we recorded in 2010 in anticipation that a portion of contract revenue, previously recorded for certain residential and fractional projects would not be realized due to contract cancellations before closing.

The $113 million decrease in Timeshare segment revenues to $1,438 million from $1,551 million primarily reflected a $133 million decrease in Timeshare sales and services revenue and a $4 million decrease in base management fees, partially offset by a $24 million increase in cost reimbursements revenue. The decrease in Timeshare sales and services revenue primarily reflected: (1) $49 million of lower development revenue which reflected the spin-off and, to a lesser extent, lower sales volumes, partially offset by favorable reportability primarily related to sales reserves recorded in 2010; (2) $45 million of lower financing revenue from lower interest income as a result of the transfer of the mortgage portfolio to MVW in conjunction with the spin-off as well as a lower mortgage portfolio balance before the spin-off date; (3) $32 million of lower other revenue which primarily reflected the spin-off and lower resales revenue; and (4) $7 million of lower services revenue which reflected the spin-off, partially offset by increased rental occupancies and rates.

Segment results decreased by $343 million to segment losses of $217 million in 2011 from segment income of $126 million in 2010, and primarily reflected $324 million of Timeshare strategy-impairment charges, $40 million of lower Timeshare sales and services revenue net of direct expenses, $17 million of lower gains and other income, and $4 million of lower base management fees, partially offset by $22 million of lower general, administrative, and other expense, $12 million of lower interest expense, and $8 million of lower joint venture equity losses.

The $40 million decrease in Timeshare sales and services revenue net of direct expenses primarily reflected $28 million of lower other revenue, net of expenses and $25 million of lower financing revenue, net of expenses, partially offset by $8 million of higher development revenue net of product costs and marketing and selling costs and $5 million of higher services revenue, net of expenses. The $28 million decrease in other revenue, net of expenses primarily reflected a $15 million unfavorable variance from an adjustment to the Marriott Rewards liability in the prior year and, to a lesser extent the impact of the spin-off in 2011 as well as lower resales revenue, net of expenses due to lower closings. The $25 million decrease in financing revenue, net of expenses primarily reflected decreased interest income due to the spin-off as well as lower notes receivable balances. Higher development revenue net of product costs and marketing and selling costs primarily reflected favorable reportability as well as a favorable variance from a net $12 million reserve in the prior year, partially offset by lower 2011 sales volumes as well as the impact of the spin-off.

Gains and other income decreased by $17 million and primarily reflected the sale of one property for a gain in 2010 and smaller gains on sales of property in 2011. Base management fees decreased by $4 million, primarily due to the spin-off.

General, administrative, and other expense decreased by $22 million primarily due to a $13 million impairment charge in 2010 associated with the disposition of a golf course and related assets as well as the impact of the spin-off. For more information on the impairment charge recorded in 2010, see Footnote No. 6, "Property and Equipment," to our Financial Statements.

Joint venture equity losses decreased by $8 million and primarily reflected lower losses from a residential and fractional project joint venture for which the former Timeshare segment stopped recognizing their portion of the losses since their investment, including loans due from the joint venture, was reduced to zero in 2010.

The $12 million decrease in interest expense was a result of the transfer of the outstanding debt obligations associated with securitized notes receivable to MVW in conjunction with the spin-off, as well as lower outstanding debt obligations and lower interest rates.

SHARE-BASED COMPENSATION

Under our Stock and Cash Incentive Plan, we award: (1) stock options to purchase our common stock ("Stock Option Program"); (2) stock appreciation rights ("SARs") for our common stock ("Stock Appreciation Right Program"); (3) restricted stock units ("RSUs") of our common stock; and (4) deferred stock units. We grant awards at exercise prices or strike prices that equal the market price of our common stock on the date of grant.

During 2012, we granted 3.2 million RSUs, 1.0 million Employee SARs, 0.3 million stock options, and 27,000 deferred stock units. See Footnote No. 3, "Share-Based Compensation," to our Financial Statements for more information.

NEW ACCOUNTING STANDARDS

See Footnote No. 1, "Summary of Significant Accounting Policies," to our Financial Statements for information on our adoption of new accounting standards in 2012 and for information on our anticipated adoption of recently issued accounting standards.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Our Credit Facilities

Our Credit Facility provides for $1.750 billion of aggregate effective borrowings. The facility supports general corporate needs, including working capital, capital expenditures, and letters of credit. The availability of the Credit Facility also supports our commercial paper program. Borrowings under the Credit Facility bear interest at LIBOR (the London Interbank Offered Rate) plus a spread, based on our public debt rating. We also pay quarterly fees on the Credit Facility at a rate based on our public debt rating. The term of the facility expires on June 23, 2016.

The Credit Facility contains certain covenants, including a single financial covenant that limits our maximum leverage (consisting of the ratio of Adjusted Total Debt to Consolidated EBITDA, each as defined in the Credit Facility) to not more than 4 to 1. Our outstanding public debt does not contain a corresponding financial covenant or a requirement that we maintain certain financial ratios. We currently satisfy the covenants in our Credit Facility and public debt instruments, including the leverage covenant under the Credit Facility, and do not expect the covenants to restrict our ability to meet our anticipated borrowing and guarantee levels or increase those levels should we decide to do so in the future.

We believe the Credit Facility and our access to capital markets, together with cash we expect to generate from operations, remains adequate to meet our short-term and long-term liquidity requirements, finance our long-term growth plans, meet debt service, and fulfill other cash requirements.

We issue commercial paper in the United States. We do not have purchase commitments from buyers for our commercial paper; therefore, our ability to issue commercial paper is subject to market demand. We classify any outstanding commercial paper and Credit Facility borrowings as long-term debt based on our ability and intent to refinance them on a long-term basis. We reserve unused capacity under our Credit Facility to repay outstanding commercial paper borrowings in the event that the commercial paper market is not available to us for any reason when outstanding borrowings mature. We do not expect fluctuations in the demand for commercial paper to affect our liquidity, given our borrowing capacity under the Credit Facility.

At year-end 2012, our available borrowing capacity amounted to $1.321 billion and reflected borrowing capacity of $1.233 billion under our Credit Facility and our cash balance of $88 million. We calculated that borrowing capacity by taking $1.750 billion of effective aggregate bank commitments under our Credit Facility and subtracting $501 million of outstanding commercial paper, $15 million of outstanding Credit Facility borrowings, and $1 million of outstanding letters of credit under our Credit Facility.

We monitor the status of the capital markets and regularly evaluate the effect that changes in capital market conditions may have on our ability to execute our announced growth plans. We expect to continue meeting part of our financing and liquidity needs through commercial paper borrowings and access to long-term committed credit facilities. If conditions in the lodging industry deteriorate, or if disruptions in the commercial paper market take place as they did in the immediate aftermath of both the 2008 worldwide financial crisis and the events of September 11, 2001, we may be unable to place some or all of our commercial paper on a temporary or extended basis and may have to rely more on borrowings under the Credit Facility, which we believe will be adequate to fund our liquidity needs, including repayment of debt obligations, but which may or may not carry a higher cost than commercial paper. Since we continue to have ample flexibility under the Credit Facility's covenants, we expect that undrawn bank commitments under the Credit Facility will remain available to us even if business conditions were to deteriorate markedly.

Cash from Operations

Cash from operations, depreciation expense, and amortization expense for the last three fiscal years are as follows:

($ in millions)	2012	2011	2010
Cash from operations	$ 989	$ 1,089	$ 1,151
Depreciation expense	93	127	138
Amortization expense	52	41	40

Our ratio of current assets to current liabilities was roughly 0.5 to 1.0 at year-end 2012 and 0.5 to 1.0 at year-end 2011. We minimize working capital through cash management, strict credit-granting policies, and aggressive collection efforts. We also have significant borrowing capacity under our Credit Facility should we need additional working capital.

Our ratios of earnings to fixed charges for the last five fiscal years, the calculations of which are detailed in Exhibit 12 to this 2012 Annual Report on Form 10-K, are as follows:

Fiscal Years				
2012	2011	2010	2009	2008
4.6x	2.3x	2.9x	*	3.1x

* In 2009, earnings were inadequate to cover fixed charges by approximately $364 million.

Timeshare Cash Flows

While our former Timeshare segment historically generated positive operating cash flow, year-to-year cash flow varied based on the timing of both cash outlays for the acquisition and development of new resorts and cash received from purchaser financing. We included timeshare reportable sales we financed in cash from operations when we collected cash payments. We show the net operating activity from our former Timeshare segment before the spin-off (which did not include income from our former Timeshare segment) in the following table. New Timeshare segment mortgages totaled $214 million in 2011 and $256 million in 2010, and collections totaled $273 million in 2011 (which included collections on securitized notes of $187 million) and $347 million in 2010 (which included collections on securitized notes of $230 million).

($ in millions)	2011	2010
Timeshare segment development less than cost of sales	$ 97	$ 15
Timeshare segment collections (net of new mortgages)	59	91
Financially reportable sales less than closed sales	3	58
Other cash inflows	12	52
Net cash inflows from former Timeshare segment activity	$ 171	$ 216

For more information on our timeshare note securitizations, including a discussion of the cash flows on securitized notes, see Footnote No. 10, "Asset Securitizations," to our Financial Statements.

We expect that our 2011 spin-off of our timeshare operations and timeshare development business will result in our realization through 2014 of approximately $480 million of cash tax benefits, relating to the value of the timeshare business. We realized $152 million of cash tax benefits in 2012 and $76 million in 2011.We expect to realize approximately $140 million in 2013. For more information on the spin-off, please see Footnote No. 16, "Spin-off," to our Financial Statements.

Investing Activities Cash Flows

Capital Expenditures and Other Investments. We made capital expenditures of $437 million in 2012, $183 million in 2011, and $307 million in 2010. These included expenditures for the development and construction of new hotels, acquisitions of hotel properties, improvements to existing properties, and systems initiatives. These numbers do not reflect former Timeshare segment development expenditures, which we included in "Cash from Operations" before the spin-off, as noted in that section. Capital expenditures in 2012 increased by $254 million compared to 2011. Capital expenditures primarily reflected acquisition of land and a building, as well as renovations of buildings associated with plans to develop three EDITION hotels. Over time, we anticipate selling these properties subject to our retaining long-term management agreements. We also purchased land for an EDITION hotel, which we anticipate will be developed by a third party.

Contract acquisition costs in 2012 increased by $179 million compared to 2011, primarily due to the $192 million acquisition of the Gaylord hotel management company. Separately, we classified the $18 million acquisition of the Gaylord brand name in 2012 as "Other investing activities." Capital expenditures in 2011 decreased by $124 million compared to 2010, primarily due to the purchase of two hotels in 2010. See Footnote No. 7, "Acquisitions and Dispositions," to our Financial Statements for more information on these acquisitions. We expect 2013 investment spending will total approximately $600 million to $800 million, including approximately $100 million for maintenance capital spending. Investment spending also includes other capital expenditures (including property acquisitions), loan advances, contract acquisition costs, and equity and other investments.

Over time, we have sold lodging properties, both completed and under development, subject to long-term management agreements. The ability of third-party purchasers to raise the debt and equity capital necessary to acquire such properties depends in part on the perceived risks inherent in the lodging industry and other constraints inherent in the capital markets as a whole. We monitor the status of the capital markets and regularly evaluate the potential impact of changes in capital market conditions on our business operations. We expect to continue making selective and opportunistic investments to add units to our lodging business, which may include loans and noncontrolling equity investments.

Fluctuations in the values of hotel real estate generally have little impact on our overall business results because: (1) we own less than one percent of hotels that we operate or franchise; (2) management and franchise fees are generally based upon hotel revenues and profits rather than current hotel property values; and (3) our management agreements generally do not terminate upon hotel sale or foreclosure.

Dispositions. Property and asset sales generated cash proceeds of $65 million in 2012, $20 million in 2011, and $114 million in 2010. See Footnote No. 7, "Acquisitions and Dispositions," to our Financial Statements for more information on dispositions.

Loan Activity. From time to time we make loans to owners of hotels that we operate or franchise. Loan collections and sales, net of loan advances, amounted to $138 million in 2012 and $84 million in 2011. At year-end 2012, we had a $15 million long-term senior loan and $227 million of mezzanine and other loans ($165 million long-term and $62 million short-term) outstanding, compared with no senior loans and $382 million of mezzanine and other loans ($298 million long-term and $84 million short-term) outstanding at year-end 2011. In 2012, our notes receivable balance for senior, mezzanine, and other loans decreased by $140 million, primarily reflecting collection of a $69 million note receivable for a recoverable guarantee that we previously funded and $77 million of collections on two MVW notes receivable issued to us in conjunction with the spin-off. See the "Senior, Mezzanine, and Other Loans" caption in Footnote No. 1, "Summary of Significant Accounting Policies."

Equity and Cost Method Investments. Cash outflows of $15 million in 2012, $83 million in 2011, and $29 million in 2010 for equity and cost method investments primarily reflects our investments in a number of joint ventures.

Cash from Financing Activities

Debt. Debt increased by $764 million in 2012, to $2,935 million at year-end 2012 from $2,171 million at year-end 2011, and reflected our 2012 issuance of $594 million (book value) of Series K Senior Notes, our 2012 issuance of $349 million (book value) of Series L Senior Notes, a $170 million increase in commercial paper, and $15 million of borrowings under our Credit Facility, partially offset by the $348 million (book value) retirement, at maturity, of our Series F Senior Notes and decreases of $16 million in other debt (which includes capital leases). See Footnote No. 11, "Long-Term Debt" for additional information on the debt issuances. Debt decreased by $658 million in 2011, to $2,171 million at year-end 2011 from $2,829 million at year-end 2010, and reflected a $1,016 million decrease in nonrecourse debt for previously securitized notes which we transferred to MVW as part of the spin-off, partially offset by a $331 million increase in commercial paper and increases of $27 million in other debt (which includes capital leases).

On February 15, 2013 (after year-end 2012), we made a $411 million cash payment of principal and interest to retire, at maturity, all of our outstanding Series J Notes.

Our financial objectives include diversifying our financing sources, optimizing the mix and maturity of our long-term debt, and reducing our working capital. At year-end 2012, our long-term debt had an average interest rate of 3.9 percent and an average maturity of approximately 4.7 years. The ratio of our fixed-rate long-term debt to our total long-term debt was 0.8 to 1.0 at year-end 2012.

See the "Cash Requirements and Our Credit Facilities," caption within this "Liquidity and Capital Resources" section for more information on our Credit Facility.

Share Repurchases. We purchased 31.2 million shares of our common stock in 2012 at an average price of $37.15 per share, purchased 43.4 million shares in 2011 at an average price of $32.79 per share, and purchased 1.5 million shares in 2010 at an average price of $39.02 per share. As of year-end 2012, 9.3 million shares remained available for repurchase under authorizations from our Board of Directors. On February 15, 2013, we announced that our Board of Directors increased, by 25 million shares, the authorization to repurchase our common stock. We purchase shares in the open market and in privately negotiated transactions.

Dividends. Our Board of Directors declared a cash dividend of $0.10 per share on February 10, 2012 and a cash dividend of $0.13 per share on each of May 4, August 9, and November 8, 2012, and February 15, 2013.

Contractual Obligations and Off Balance Sheet Arrangements

The following table summarizes our contractual obligations as of year-end 2012:

Contractual Obligations

		Payments Due by Period			
($ in millions)	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
Debt [1]	$ 3,397	$ 511	$ 508	$ 1,222	$ 1,156
Capital lease obligations [1]	54	3	46	2	3
Operating leases where we are the primary obligor:					
Recourse	978	113	219	181	465
Nonrecourse	272	13	29	26	204
Operating leases where we are secondarily liable	17	11	6	—	—
Purchase obligations	35	32	3	—	—
Other long-term liabilities	51	—	7	4	40
Total contractual obligations	$ 4,804	$ 683	$ 818	$ 1,435	$ 1,868

(1) Includes principal as well as interest payments.

The preceding table does not reflect unrecognized tax benefits as of year-end 2012 of $29 million. As a large taxpayer, we are under continual audit by the IRS and other taxing authorities. We anticipate resolving an international issue related to financing activity during the next 12 months related to an unrecognized tax balance of $5 million. Although the resolution of this issue could have a significant impact on our unrecognized tax balance, we do not anticipate that it will have a material impact on our financial statements. See Footnote No. 2, "Income Taxes," to our Financial Statements for more information.

In addition to the purchase obligations noted in the preceding table, in the normal course of the hotel management business, we enter into purchase commitments to manage the daily operating needs of hotels that we manage for owners. Since we are reimbursed from the cash flows of the hotels, these obligations have minimal impact on our net income and cash flow.

The following table summarizes our guarantee commitments as of year-end 2012:

Guarantee Commitments

		Amount of Guarantee Commitments Expiration by Period			
($ in millions)	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
Total guarantees where we are the primary obligor	$ 224	$ 15	$ 60	$ 63	$ 86
Total guarantees where we are secondarily liable	239	59	83	43	54
Total guarantee commitments	$ 463	$ 74	$ 143	$ 106	$ 140

In conjunction with financing obtained for specific projects or properties owned by joint ventures in which we are a party, we may provide industry standard indemnifications to the lender for loss, liability or damage occurring as a result of our actions or the actions of the other joint venture owner.

We also had the following investment commitments outstanding at year-end 2012:

Investment Commitments

		Amount of Investment Commitments Expected Funding by Period			
($ in millions)	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
Total investment commitments	$ 107	$ 28	$ 79	$ —	$ —

For further information on our investment commitments, including the nature of the commitments and their expirations, see the "Commitments and Letters of Credit" caption within Footnote No. 14, "Contingencies," to our Financial Statements.

At year-end 2012, we also had $68 million of letters of credit outstanding ($67 million outside the Credit Facility and $1 million under our Credit Facility), the majority of which were for our self-insurance programs. Surety bonds issued as of year-end 2012 totaled $120 million, the majority of which federal, state, and local governments requested in connection with our self-insurance programs.

RELATED PARTY TRANSACTIONS

Equity Method Investments

We have equity method investments in entities that own properties for which we provide management and/or franchise services and receive fees. In some cases we provide loans, preferred equity, or guarantees to these entities. Our ownership interests in these equity method investments generally vary from 10 to 49 percent. For other information on these equity method investments, including the impact to our financial statements of transactions with these related parties, see Footnote No. 19, "Related Party Transactions," to our Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Management considers an accounting estimate to be critical if: (1) we must make assumptions that were uncertain at the time the estimate was made; and (2) changes in the estimate, or selection of a different estimate methodology could have a material effect on our consolidated results of operations or financial condition.

While we believe that our estimates, assumptions, and judgments are reasonable, they are based on information presently available. Actual results may differ significantly. Additionally, changes in our assumptions, estimates or assessments as a result of unforeseen events or otherwise could have a material impact on our financial position or results of operations.

Management has discussed the development and selection of its critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure presented below relating to them.

Please see Footnote No. 1, "Summary of Significant Accounting Policies," to our Financial Statements for further information on our critical accounting policies, including our policies on:

Marriott Rewards and The Ritz-Carlton Rewards, our frequent guest rewards programs, including how members earn points, how we estimate the value of our redemption obligation, and how we recognize revenue for these programs;

Goodwill, including how we evaluate the fair value of reporting units and when we record an impairment loss on goodwill;

Valuation of Intangibles and Long-Lived Assets, including how we evaluate the fair value of intangibles and long-lived assets and when we record impairment losses on intangibles and long-lived assets;

Valuation of Investments in Ventures, including information on how we evaluate the fair value of investments in ventures and when we record impairment losses on investments in ventures;

Legal Contingencies, including information on how we account for legal contingencies;

Income Taxes, including information on how we determine our current year amounts payable or refundable, as well as our estimate of deferred tax assets and liabilities; and

Loan Loss Reserves for Senior, Mezzanine, and Other Loans, including information on how we measure impairment on these types of loans.

OTHER MATTERS

Inflation

Inflation has been moderate in recent years and has not had a significant impact on our businesses.

Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk from changes in interest rates, stock prices, currency exchange rates, and debt prices. We manage our exposure to these risks by monitoring available financing alternatives, through development and application of credit granting policies and by entering into derivative arrangements. We do not foresee any significant changes in either our exposure to fluctuations in interest rates or currency rates or how we manage such exposure in the future.

We are exposed to interest rate risk on our floating-rate notes receivable and floating-rate debt. Changes in interest rates also impact the fair value of our fixed-rate notes receivable and the fair value of our fixed-rate long-term debt.

We are also subject to risk from changes in debt prices from our investments in debt securities and fluctuations in stock price from our investment in a publicly traded company. Changes in the price of the underlying stock can impact the fair value of our investment. We account for our investments as available-for-sale securities under the guidance for accounting for certain investments in debt and equity securities. At year-end 2012, our investments had a fair value of $56 million.

We use derivative instruments, including cash flow hedges, net investment in non-U.S. operations hedges, and other derivative instruments, as part of our overall strategy to manage our exposure to market risks associated with fluctuations in interest rates and currency exchange rates. As a matter of policy, we only enter into transactions that we believe will be highly effective at offsetting the underlying risk, and we do not use derivatives for trading or speculative purposes. At year-end 2012, our Balance Sheet included a $2 million asset for currency exchange derivatives. Please see Footnote No. 1, "Summary of Significant Accounting Policies," to our Financial Statements for more information on derivative instruments.

The following table sets forth the scheduled maturities and the total fair value as of year-end 2012 for our financial instruments that are impacted by market risks:

($ in millions)	Maturities by Period							
	2013	2014	2015	2016	2017	There-after	Total Carrying Amount	Total Fair Value
Assets-Maturities represent expected principal receipts, fair values represent assets.								
Fixed-rate notes receivable	$ 54	$ 43	$ 60	$ —	$ —	$ 44	$ 201	$ 199
Average interest rate							3.99%	
Floating-rate notes receivable	$ 8	$ 12	$ 4	$ 1	$ —	$ 16	$ 41	$ 34
Average interest rate							1.04%	
Liabilities-Maturities represent expected principal payments, fair values represent liabilities.								
Fixed-rate debt	$ (406)	$ (6)	$ (316)	$ (296)	$ (300)	$ (1,045)	$ (2,369)	$ (2,153)
Average interest rate							4.78%	
Floating-rate debt	$ —	$ —	$ —	$ (516)	$ —	$ —	$ (516)	$ (516)
Average interest rate							0.38%	

MARRIOTT INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF INCOME
Fiscal Years 2012, 2011, and 2010
($ in millions, except per share amounts)

	2012	2011	2010
REVENUES			
Base management fees [1]	$ 581	$ 602	$ 562
Franchise fees [1]	607	506	441
Incentive management fees [1]	232	195	182
Owned, leased, corporate housing, and other revenue [1]	989	1,083	1,046
Timeshare sales and services	—	1,088	1,221
Cost reimbursements [1]	9,405	8,843	8,239
	11,814	12,317	11,691
OPERATING COSTS AND EXPENSES			
Owned, leased, and corporate housing-direct	824	943	955
Timeshare-direct	—	929	1,022
Timeshare strategy-impairment charges	—	324	—
Reimbursed costs [1]	9,405	8,843	8,239
General, administrative, and other [1]	645	752	780
	10,874	11,791	10,996
OPERATING INCOME	940	526	695
Gains (losses) and other income [1]	42	(7)	35
Interest expense [1]	(137)	(164)	(180)
Interest income [1]	17	14	19
Equity in losses [1]	(13)	(13)	(18)
INCOME BEFORE INCOME TAXES	849	356	551
Provision for income taxes	(278)	(158)	(93)
NET INCOME	$ 571	$ 198	$ 458
EARNINGS PER SHARE-Basic			
Earnings per share	$ 1.77	$ 0.56	$ 1.26
EARNINGS PER SHARE-Diluted			
Earnings per share	$ 1.72	$ 0.55	$ 1.21
CASH DIVIDENDS DECLARED PER SHARE	$ 0.4900	$ 0.3875	$ 0.2075

[1] See Footnote No. 19, "Related Party Transactions," to our Consolidated Financial Statements for disclosure of related party amounts.

See Notes to Consolidated Financial Statements

MARRIOTT INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
Fiscal Year-End 2012 and 2011
($ in millions)

	2012	2011
ASSETS		
Current assets		
Cash and equivalents	$ 88	$ 102
Accounts and notes receivable [1]	1,028	875
Inventory	10	11
Current deferred taxes, net	280	282
Prepaid expenses	57	54
Other	12	—
	1,475	1,324
Property and equipment	1,539	1,168
Intangible assets		
Goodwill	874	875
Contract acquisition costs and other [1]	1,115	846
	1,989	1,721
Equity and cost method investments [1]	216	265
Notes receivable [1]	180	298
Deferred taxes, net [1]	676	873
Other [1]	267	261
	$ 6,342	$ 5,910
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current liabilities		
Current portion of long-term debt	$ 407	$ 355
Accounts payable [1]	569	548
Accrued payroll and benefits	745	650
Liability for guest loyalty programs	593	514
Other [1]	459	491
	2,773	2,558
Long-term debt	2,528	1,816
Liability for guest loyalty programs	1,428	1,434
Other long-term liabilities [1]	898	883
Shareholders' deficit		
Class A Common Stock	5	5
Additional paid-in-capital	2,585	2,513
Retained earnings	3,509	3,212
Treasury stock, at cost	(7,340)	(6,463)
Accumulated other comprehensive loss	(44)	(48)
	(1,285)	(781)
	$ 6,342	$ 5,910

[1] See Footnote No. 19, "Related Party Transactions," to our Consolidated Financial Statements for disclosure of related party amounts.

See Notes to Consolidated Financial Statements

MARRIOTT INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Fiscal Years 2012, 2011, and 2010
($ in millions)

	2012	2011	2010
Net income	$ 571	$ 198	$ 458
Other comprehensive income (loss):			
Foreign currency translation adjustments	4	(31)	(17)
Other derivative instrument adjustments, net of tax	(2)	(20)	—
Unrealized gains (losses) on available-for-sale securities, net of tax	—	(3)	—
Reclassification of losses, net of tax	2	8	2
Total other comprehensive income (loss), net of tax	4	(46)	(15)
Comprehensive income	$ 575	$ 152	$ 443

See Notes to Consolidated Financial Statements

MARRIOTT INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal Years 2012, 2011, and 2010
($ in millions)

	2012	2011	2010
OPERATING ACTIVITIES			
Net income	$ 571	$ 198	$ 458
Adjustments to reconcile to cash provided by operating activities:			
Depreciation and amortization	145	168	178
Income taxes	224	113	(27)
Timeshare activity, net	—	175	216
Timeshare strategy-impairment charges	—	324	—
Liability for guest loyalty program	60	78	86
Restructuring costs, net	—	(5)	(11)
Asset impairments and write-offs	19	47	131
Working capital changes and other	(30)	(9)	120
Net cash provided by operating activities	989	1,089	1,151
INVESTING ACTIVITIES			
Capital expenditures	(437)	(183)	(307)
Dispositions	65	20	114
Loan advances	(17)	(26)	(24)
Loan collections and sales	155	110	18
Equity and cost method investments	(15)	(83)	(29)
Contract acquisition costs	(253)	(74)	(56)
Other	(83)	(11)	20
Net cash used in investing activities	(585)	(247)	(264)
FINANCING ACTIVITIES			
Commercial paper/credit facility, net	184	325	(425)
Issuance of long-term debt	936	118	215
Repayment of long-term debt	(370)	(264)	(385)
Issuance of Class A Common Stock	179	124	198
Dividends paid	(191)	(134)	(43)
Purchase of treasury stock	(1,145)	(1,425)	(57)
Other	(11)	11	—
Net cash used in financing activities	(418)	(1,245)	(497)
(DECREASE) INCREASE IN CASH AND EQUIVALENTS	(14)	(403)	390
CASH AND EQUIVALENTS, beginning of period	102	505	115
CASH AND EQUIVALENTS, end of period	$ 88	$ 102	$ 505

See Notes to Consolidated Financial Statements

MARRIOTT INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY
Fiscal Years 2012, 2011, and 2010
(in millions)

Common Shares Outstanding		Total	Class A Common Stock	Additional Paid-in-Capital	Retained Earnings	Treasury Stock, at Cost	Accumulated Other Comprehensive Income (Loss)
358.2	Balance at year-end 2009	$ 1,142	$ 5	$ 3,585	$ 3,103	$ (5,564)	$ 13
—	Impact of adoption of ASU Nos. 2009-16 and ASU 2009-17 [1]	(146)	—	—	(146)	—	—
358.2	Opening balance 2010	996	5	3,585	2,957	(5,564)	13
—	Net income	458	—	—	458	—	—
—	Other comprehensive loss	(15)	—	—	—	—	(15)
—	Dividends	(76)	—	—	(76)	—	—
10.2	Employee stock plan issuance	279	—	59	(53)	273	—
(1.5)	Purchase of treasury stock	(57)	—	—	—	(57)	—
366.9	Balance at year-end 2010	1,585	5	3,644	3,286	(5,348)	(2)
—	Net income	198	—	—	198	—	—
—	Other comprehensive loss	(24)	—	—	—	—	(24)
—	Dividends	(135)	—	—	(135)	—	—
9.5	Employee stock plan issuance	182	—	9	(137)	310	—
(43.4)	Purchase of treasury stock	(1,425)	—	—	—	(1,425)	—
—	Spin-off of MVW [2]	(1,162)	—	(1,140)	—	—	(22)
333.0	Balance at year-end 2011	(781)	5	2,513	3,212	(6,463)	(48)
—	Net income	571	—	—	571	—	—
—	Other comprehensive income	4	—	—	—	—	4
—	Dividends	(158)	—	—	(158)	—	—
9.1	Employee stock plan issuance	236	—	69	(116)	283	—
(31.2)	Purchase of treasury stock	(1,160)	—	—	—	(1,160)	—
—	Spin-off of MVW adjustment [2]	3	—	3	—	—	—
310.9	Balance at year-end 2012	$ (1,285)	$ 5	$ 2,585	$ 3,509	$ (7,340)	$ (44)

(1) On January 2, 2010, we adopted Accounting Standards Update ("ASU") Nos. 2009-16 and ASU 2009-17 which resulted in the consolidation of qualifying special purpose entities from past securitization transactions. This reflects the cumulative effect of the adoption of these standards.

(2) The abbreviation MVW means Marriott Vacations Worldwide Corporation.

See Notes to Consolidated Financial Statements

MARRIOTT INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements present the results of operations, financial position, and cash flows of Marriott International, Inc. ("Marriott," and together with its subsidiaries "we," "us," or the "Company"). In order to make this report easier to read, we refer throughout to (i) our Consolidated Financial Statements as our "Financial Statements," (ii) our Consolidated Statements of Income as our "Income Statements," (iii) our Consolidated Balance Sheets as our "Balance Sheets," (iv) our properties, brands, or markets in the United States and Canada as "North America" or "North American," and (v) our properties, brands, or markets outside of the United States and Canada as "international." In addition, references throughout to numbered "Footnotes" refer to the numbered Notes in these Notes to Consolidated Financial Statements, unless otherwise noted.

On November 21, 2011 ("the spin-off date"), we completed a spin-off of our timeshare operations and timeshare development business through a special tax-free dividend to our shareholders of all of the issued and outstanding common stock (the "spin-off") of our wholly owned subsidiary Marriott Vacations Worldwide Corporation ("MVW"). Because of our significant continuing involvement in MVW operations after the spin-off (by virtue of license and other agreements between us and MVW), we continue to include the historical financial results before the spin-off date of our former Timeshare segment in our historical financial results as a component of continuing operations. See Footnote No. 16, "Spin-off," for more information on the spin-off.

Preparation of financial statements that conform with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods, and the disclosures of contingent liabilities. Accordingly, ultimate results could differ from those estimates.

In our opinion, the accompanying Financial Statements reflect all normal and recurring adjustments necessary to present fairly our financial position at fiscal year-end 2012 and fiscal year-end 2011 and the results of our operations and cash flows for fiscal years 2012, 2011, and 2010. We have eliminated all material intercompany transactions and balances between entities consolidated in these Financial Statements.

Fiscal Year

Our fiscal year for each period presented in these Financial Statements ends on the Friday nearest to December 31. The fiscal years in the following table encompass a 52-week period, except for 2008, which encompasses a 53-week period. Unless otherwise specified, each reference to a particular year in this Annual Report means the fiscal year ended on the date shown in the following table, rather than the corresponding calendar year:

Fiscal Year	Fiscal Year-End Date	Fiscal Year	Fiscal Year-End Date
2012	December 28, 2012	2007	December 28, 2007
2011	December 30, 2011	2006	December 29, 2006
2010	December 31, 2010	2005	December 30, 2005
2009	January 1, 2010	2004	December 31, 2004
2008	January 2, 2009	2003	January 2, 2004

Our 2013 fiscal year began on December 29, 2012 and will end on December 31, 2013. In addition, beginning in 2014, our fiscal years will be the same as the corresponding calendar year (each beginning on January 1 and ending on December 31).

Revenue Recognition

Our revenues include: (1) base management and incentive management fees; (2) franchise fees (including licensing fees from MVW after the spin-off of $61 million for 2012 and $4 million for 2011); (3) revenues from lodging properties we own or lease; and (4) cost reimbursements. Management fees are typically composed of a base fee, which is a percentage of the revenues of hotels, and an incentive fee, which is generally based on hotel profitability. Franchise fees are typically composed of initial application fees and continuing royalties generated from our franchise programs, which permit the hotel owners and operators to use certain of our brand names. Cost reimbursements include direct and indirect costs that are reimbursed to us by properties that we manage or franchise.

Base Management and Incentive Management Fees: We recognize base management fees as revenue when we earn them under the contracts. In interim periods and at year-end, we recognize incentive management fees that would be due as if the contracts were to terminate at that date, exclusive of any termination fees payable or receivable by us.

Franchise Fee and License Fee Revenue: We recognize franchise fees and license fees as revenue in each accounting period as we earn those fees from the franchisee or licensee under the contracts.

Owned and Leased Units: We recognize room sales and revenues from other guest services for our owned and leased units when rooms are occupied and when we have rendered the services.

Cost Reimbursements: We recognize cost reimbursements from managed and franchised properties when we incur the related reimbursable costs.

Other Revenue: Includes other third-party licensing fees, branding fees for third-party residential sales and credit card licensing, land rental income, and other revenue.

Timeshare Revenue Recognition Before the 2011 Spin-off: For periods before the spin-off, our revenues also included revenue from our former Timeshare segment including cost reimbursements revenue and timeshare sales and services revenue, the latter of which included the following types of revenue:

Timeshare and Fractional Intervals and Condominiums: Before the spin-off, we recognized sales when: (1) we had received a minimum of 10 percent of the purchase price; (2) the purchaser's period to cancel for a refund had expired; (3) we deemed the receivables to be collectible; and (4) we had attained certain minimum sales and construction levels. We deferred all revenue using the deposit method for sales that did not meet all four of these criteria. For sales that did not qualify for full revenue recognition as the project had progressed beyond the preliminary stages but had not yet reached completion, we deferred all revenue and profit which we then recognized in earnings using the percentage of completion method.

Timeshare Points-Based Use System Revenue: Before the spin-off, we recognized sales under our points-based use system when the criteria noted in the "Timeshare and Fractional Intervals and Condominiums" caption were met, as we considered these sales to be sales of real estate.

Timeshare Residential (Stand-Alone Structures): Before the spin-off, we recognized sales under the full accrual method of accounting when we received our proceeds and transferred title at settlement.

Timeshare Interest Income: Before the spin-off, we reflected interest income from "Loans to timeshare owners" in our Income Statements in the "Timeshare sales and services" revenue caption as follows: $143 million in 2011, consisting of $116 million from securitized loans and $27 million from non-securitized loans, and $187 million in 2010 consisting of $147 million from securitized loans and $40 million from non-securitized loans.

Ground Leases

We are both the lessor and lessee of land under long-term operating leases that include scheduled increases in minimum rents. We recognize these scheduled rent increases on a straight-line basis over the initial lease term.

Real Estate Sales

We reduce gains on sales of real estate by the maximum exposure to loss if we have continuing involvement with the property and do not transfer substantially all of the risks and rewards of ownership. In sales transactions where we retain a management contract, the terms and conditions of the management contract are generally comparable to the terms and conditions of the management contracts obtained directly with third-party owners in competitive bid processes.

Profit Sharing Plan

We contribute to a profit sharing plan for the benefit of employees meeting certain eligibility requirements who elect to participate in the plan. Participating employees specify the percentage of salary deferred. We recognized compensation costs from profit sharing of $69 million in 2012, $91 million in 2011, and $86 million in 2010.

Self-Insurance Programs

We self-insure for certain levels of property, liability, workers' compensation and employee medical coverage. We accrue estimated costs of these self-insurance programs at the present value of projected settlements for known and incurred but not reported claims. We use a discount rate of 2.0 percent to determine the present value of the projected settlements, which we consider to be reasonable given our history of settled claims, including payment patterns and the fixed nature of the individual settlements.

We are subject to a variety of assessments for our insurance activities, including those by state guaranty funds and workers' compensation second-injury funds. We record our liabilities for these assessments in our Balance Sheets within the other current liabilities line. These liabilities, which are not discounted, totaled $5 million at year-end 2012 and $4 million at year-end 2011. We expect to pay the $5 million liability for assessments as of year-end 2012 by the end of 2013.

Our Rewards Programs

Marriott Rewards and The Ritz-Carlton Rewards are our frequent guest loyalty programs. Program members earn points based on the money they spend at our lodging operations, purchases of timeshare interval, fractional ownership, and residential products (through MVW for periods after the spin-off date) and, to a lesser degree, through participation in affiliated partners' programs, such as those offered by car rental, and credit card companies. Members can redeem points, which we track on their behalf, for stays at most of our lodging operations, airline tickets, airline frequent flyer program miles, rental cars, and a variety of other awards. Points cannot be redeemed for cash. We provide Marriott Rewards and The Ritz-Carlton Rewards as marketing programs to participating properties, with the objective of operating the programs on a break-even basis to us. We sell the points for amounts that we expect will, in the aggregate, equal the costs of point redemptions and program operating costs over time.

We defer revenue we receive from managed, franchised, and Marriott-owned/leased hotels and program partners. We estimate the value of the future redemption obligation using statistical formulas that project timing of future point redemption based on historical levels, including an estimate of the "breakage" for points that members will never redeem, and an estimate of the points that members will eventually redeem. These judgment factors determine our rewards programs' required liability for outstanding points. That liability totaled $2,021 million at year-end 2012 and $1,948 million at year-end 2011. A ten percent reduction in the estimate of "breakage" would have increased the estimated year-end 2012 liability by $120 million.

Our management and franchise agreements require that properties reimburse us currently for the costs of operating the rewards programs, including marketing, promotion, communication with, and performing member services for rewards program members. Due to the requirement that properties reimburse us for program operating costs as incurred, we recognize the related cost reimbursements revenues from properties for our rewards programs when we incur and expense such costs. We recognize the component of revenue from program partners that corresponds to program maintenance services over the expected life of the points awarded. When points are redeemed we recognize the amounts we previously deferred as revenue and the corresponding expense relating to the costs of the awards redeemed.

Guarantees

We measure and record a liability for the fair value of a guarantee on a nonrecurring basis, that is when we issue or modify a guarantee, using Level 3 internally developed inputs, as described below in this footnote under the heading "*Fair Value Measurements*." We generally base our calculation of the estimated fair value of a guarantee on the income approach or the market approach, depending on the type of guarantee. For the income approach, we use internally developed discounted cash flow and Monte Carlo simulation models that include the following assumptions, among others: projections of revenues and expenses and related cash flows based on assumed growth rates and demand trends; historical volatility of projected performance; the guaranteed obligations; and applicable discount rates. We base these assumptions on our historical data and experience, industry projections, micro and macro general economic condition projections, and our expectations. For the market approach, we use internal analyses based primarily on market comparable data and our assumptions about market capitalization rates, credit spreads, growth rates, and inflation.

The offsetting entry for the guarantee liability depends on the circumstances in which the guarantee was issued. Funding under the guarantee reduces the recorded liability. In most cases, when we do not forecast any funding, we amortize the liability into income on a straight-line basis over the remaining term of the guarantee. On a quarterly basis, we evaluate all material estimated liabilities based on the operating results and the terms of the guarantee. If we conclude that it is probable that we will be required to fund a greater amount than previously estimated, we record a loss unless the advance would be recoverable in the form of a loan.

Rebates and Allowances

We participate in various vendor rebate and allowance arrangements as a manager of hotel properties. Three types of programs that are common in the hotel industry are sometimes referred to as "rebates" or "allowances," including unrestricted rebates, marketing (restricted) rebates, and sponsorships. These arrangements have the primary business purposes of securing favorable pricing for our hotel owners for various products and services and enhancing resources for promotional campaigns that certain vendors co-sponsor. More specifically, unrestricted rebates are funds returned to the buyer, generally based on volumes or quantities of goods purchased. Marketing (restricted) allowances are funds allocated by vendor agreements for certain marketing or other joint promotional initiatives. Sponsorships are funds paid by vendors, generally used by the vendor to gain exposure at meetings and events, which we account for as a reduction of the cost of the event.

We account for rebates and allowances as adjustments of the prices of the vendors' products and services. We show vendor costs as reimbursed costs and the reimbursement of those costs to us as cost reimbursements revenue; and accordingly we reflect rebates as a reduction of these line items.

Cash and Equivalents

We consider all highly liquid investments with an initial maturity of three months or less at date of purchase to be cash equivalents.

Assets Held for Sale

We consider properties to be assets held for sale when all of the following criteria are met:

- management commits to a plan to sell the property;
- it is unlikely that the disposal plan will be significantly modified or discontinued;
- the property is available for immediate sale in its present condition;
- actions required to complete the sale of the property have been initiated;
- sale of the property is probable and we expect the completed sale will occur within one year; and
- the property is actively being marketed for sale at a price that is reasonable given its current market value.

Upon designation of a property as an asset held for sale, we record the property's value at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and we cease depreciation.

At year-end 2012 and 2011, we had no assets held for sale and no liabilities for assets held for sale.

Loan Loss Reserves

Senior, Mezzanine, and Other Loans

We sometimes make loans to owners of hotels that we operate or franchise, typically to facilitate the development of a hotel and sometimes to facilitate brand programs or initiatives. We expect the owners to repay the loans in accordance with the loan agreements, or earlier as the hotels mature and capital markets permit. We use metrics such as loan-to-value ratios, debt service coverage, and collateral to assess the credit quality of the loan receivable, both upon entering into the loan agreement and on an ongoing basis as applicable.

On a regular basis, we individually assess all of these loans for impairment. We use internally generated cash flow projections to determine if we expect the loans to be repaid under the terms of the loan agreements. If we conclude that it is probable a borrower will not repay a loan in accordance with its terms, we consider the loan impaired and begin recognizing interest income on a cash basis. To measure impairment, we calculate the present value of expected future cash flows discounted at the loan's original effective interest rate or the estimated fair value of the collateral. If the present value or the estimated collateral is less than the carrying value of the loan receivable, we establish a specific impairment reserve for the difference.

If it is likely that a loan will not be collected based on financial or other business indicators, including our historical experience, our policy is to charge off the loan in the quarter in which we deem it uncollectible.

For more information on our Loan Loss Reserves policy before the spin-off for "Loans to Timeshare Owners" in our former Timeshare segment, please see Footnote No. 1, "Summary of Significant Accounting Policies" of the Notes to our Financial Statements of our 2011 Form 10-K.

Goodwill

We assess goodwill for potential impairment at the end of each fiscal year, or during the year if an event or other circumstance indicates that we may not be able to recover the carrying amount of the asset. In evaluating goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount. If we conclude that it is not more likely than not that the fair value of a reporting unit is less than its carrying value, then no further testing of the goodwill assigned to the reporting unit is required. However, if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we perform a two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment we will recognize, if any.

In the first step of the two-step goodwill impairment test, we compare the estimated fair value of the reporting unit with its carrying value. If the estimated fair value of the reporting unit exceeds its carrying amount, no further analysis is needed. If, however, the estimated fair value of the reporting unit is less than its carrying amount, we proceed to the second step and calculate the implied fair value of the reporting unit goodwill to determine whether any impairment is required. We calculate the implied fair value of the reporting unit goodwill by allocating the estimated fair value of the reporting unit to all of the unit's assets and liabilities as if the unit had been acquired in a business combination. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of the goodwill, we recognize an impairment loss in the amount of that excess. In allocating the estimated fair value of the reporting unit to all of the assets and liabilities of the reporting unit, we use industry and market data, as well as knowledge of the industry and our past experience.

We calculate the estimated fair value of a reporting unit using the income approach. For the income approach, we use internally developed discounted cash flow models that include the following assumptions, among others: projections of revenues, expenses, and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow new units; and estimated discount rates. We base these assumptions on our historical data and experience, third-party appraisals, industry projections, micro and macro general economic condition projections, and our expectations.

We have had no goodwill impairment charges for the last three fiscal years, and as of the date of each of the most recent detailed tests, the estimated fair value of each of our reporting units exceeded its respective carrying amount by more than 100 percent based on our models and assumptions.

For additional information on goodwill, including the amounts of goodwill by segment, see Footnote No. 15, "Business Segments."

Investments

We consolidate entities that we control. We account for investments in joint ventures using the equity method of accounting when we exercise significant influence over the venture. If we do not exercise significant influence, we account for the investment using the cost method of accounting. We account for investments in limited partnerships and limited liability companies using the equity method of accounting when we own more than a minimal investment. Our ownership interest in these equity method investments varies generally from 10 percent to 49 percent.

The fair value of our available-for-sale securities totaled $56 million at year-end 2012 and $50 million at year-end 2011. The amount of net losses we reclassified out of accumulated other comprehensive income as a result of an other-than-temporary impairment of available-for-sale securities totaled zero for 2012 and $10 million for 2011. The amount of net losses reclassified out of accumulated other comprehensive loss as a result of the sale of available-for-sale securities totaled zero for both 2012 and 2011. When we sell securities, we determine the cost basis of the securities sold using specific identification, meaning that we track our securities individually.

Valuation of Intangibles and Long-Lived Assets

We test intangibles and long-lived asset groups for recoverability when changes in circumstances indicate that we may not be able to recover the carrying value, for example, when there are material adverse changes in projected revenues or expenses, significant underperformance relative to historical or projected operating results, or significant negative industry or economic trends. We also test recoverability when management has committed to a plan to sell or otherwise dispose of an asset group and we expect to complete the plan within a year. We evaluate recoverability of an asset group by comparing its carrying value to the future net undiscounted cash flows that we expect the asset group will generate. If the comparison indicates that we will not be able to recover the carrying value of an asset group, we recognize an impairment loss for the amount by which the carrying value exceeds the estimated fair value. When we recognize an impairment loss for assets to be held and used, we depreciate the adjusted carrying amount of those assets over their remaining useful life.

We calculate the estimated fair value of an intangible asset or asset group using the income approach or the market approach. We utilize the same assumptions and methodology for the income approach that we describe in the "Goodwill" caption. For the market approach, we use internal analyses based primarily on market comparables and assumptions about market capitalization rates, growth rates, and inflation.

For information on impairment losses that we recorded in 2011 for long-lived assets, see Footnote No. 16, "Spin-off." For information on impairment losses that we recorded in 2010 for long-lived assets, see Footnote No. 6, "Property and Equipment."

Valuation of Investments in Ventures

We sometimes hold a minority equity interest in ventures established to develop or acquire and own hotel properties. Before the spin-off we also held minority interests in ventures established to develop timeshare interval, fractional ownership and residential properties. These ventures are or were generally limited liability companies or limited partnerships, and our equity interest in these ventures generally ranges or ranged from 10 percent to 49 percent.

We evaluate an investment in a venture for impairment when circumstances indicate that we may not be able to recover the carrying value, for example due to loan defaults, significant under performance relative to historical or projected operating performance, or significant negative industry or economic trends.

We impair investments we account for using the equity and cost methods of accounting when we determine that there has been an "other-than-temporary" decline in the venture's estimated fair value compared to its carrying value. Additionally, a venture's commitment to a plan to sell some or all of its assets could cause us to evaluate the recoverability of the venture's individual long-lived assets and possibly the venture itself.

We calculate the estimated fair value of an investment in a venture using either a market approach or an income approach. We utilize the same assumptions and methodology for the income approach that we describe in the "Goodwill" caption. For the market approach, we use internal analyses based primarily on market comparables and assumptions about market capitalization rates, growth rates, and inflation.

For information on an impairment loss that we recorded in 2012 for a cost method investment, see Footnote No. 4, "Fair Value of Financial Instruments."

Fair Value Measurements

We have various financial instruments we must measure at fair value on a recurring basis, including certain marketable securities and derivatives. See Footnote No. 4, "Fair Value of Financial Instruments," for further information. We also apply the provisions of fair value measurement to various nonrecurring measurements for our financial and nonfinancial assets and liabilities.

Applicable accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). We measure our assets and liabilities using inputs from the following three levels of the fair value hierarchy:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 includes unobservable inputs that reflect our assumptions about what factors market participants would use in pricing the asset or liability. We develop these inputs based on the best information available, including our own data.

Derivative Instruments

We record derivatives at fair value. The designation of a derivative instrument as a hedge and its ability to meet the hedge accounting criteria determine how we reflect the change in fair value of the derivative instrument in our Financial Statements. A derivative qualifies for hedge accounting if, at inception, we expect the derivative to be highly effective in offsetting the underlying hedged cash flows or fair value and we fulfill the hedge documentation standards at the time we enter into the derivative contract. We designate a hedge as a cash flow hedge, fair value hedge, or a net investment in non-U.S. operations hedge based on the exposure we are hedging. For the effective portion of qualifying cash flow hedges, we record changes in fair value in other comprehensive income ("OCI"). We release the derivative's gain or loss from OCI to match the timing of the underlying hedged items' effect on earnings.

We review the effectiveness of our hedging instruments quarterly, recognize current period hedge ineffectiveness immediately in earnings, and discontinue hedge accounting for any hedge that we no longer consider to be highly effective. We recognize changes in fair value for derivatives not designated as hedges or those not qualifying for hedge accounting in current period earnings. Upon termination of cash flow hedges, we release gains and losses from OCI based on the timing of the underlying cash flows or revenue recognized, unless the termination results from the failure of the intended transaction to occur in the expected timeframe. Such untimely transactions require us to immediately recognize in earnings the gains and/or losses that we previously recorded in OCI.

Changes in interest rates, currency exchange rates, and equity securities expose us to market risk. We manage our exposure to these risks by monitoring available financing alternatives, as well as through development and application of credit granting policies. We also use derivative instruments, including cash flow hedges, net investment in non-U.S. operations hedges, fair value hedges, and other derivative instruments, as part of our overall strategy to manage our exposure to market risks. As a matter of policy, we only enter into transactions that we believe will be highly effective at offsetting the underlying risk, and we do not use derivatives for trading or speculative purposes. See Footnote No. 4, "Fair Value of Financial Instruments," for additional information.

Non-U.S. Operations

The U.S. dollar is the functional currency of our consolidated and unconsolidated entities operating in the United States. The functional currency of our consolidated and unconsolidated entities operating outside of the United States is generally the primary currency of the economic environment in which the entity primarily generates and expends cash. We translate the financial statements of consolidated entities whose functional currency is not the U.S. dollar into U.S. dollars, and we do the same, as needed, for unconsolidated entities whose functional currency is not the U.S. dollar. We translate assets and liabilities at the exchange rate in effect as of the financial statement date, and translate income statement accounts using the weighted average exchange rate for the period. We include translation adjustments from currency exchange and the effect of exchange rate changes on intercompany transactions of a long-term investment nature as a separate component of shareholders' equity. We report gains and losses from currency exchange rate changes for intercompany receivables and payables that are not of a long-term investment nature, as well as gains and losses from non-U.S. currency transactions, currently in operating costs and expenses, and those amounted to losses of $3 million in 2012, $7 million in 2011, and $7 million in 2010. Gains and other income attributable to currency translation adjustment losses, net of gains, from the sale or complete or substantially complete liquidation of investments was $1 million for 2012 and $2 million for 2010. Gains and other income attributable to currency translation adjustment gains, net of losses, from the sale or complete or substantially complete liquidation of investments was $2 million for 2011.

Legal Contingencies

We are subject to various legal proceedings and claims, the outcomes of which are uncertain. We record an accrual for legal contingencies when we determine that it is probable that we have incurred a liability and we can reasonably estimate the amount of the loss. In making such determinations we evaluate, among other things, the probability of an unfavorable outcome and, when we believe it probable that a liability has been incurred, our ability to make a reasonable estimate of the loss. We review these accruals each reporting period and make revisions based on changes in facts and circumstances.

Income Taxes

We record the amounts of taxes payable or refundable for the current year, as well as deferred tax liabilities and assets for the future tax consequences of events we have recognized in our Financial Statements or tax returns, using judgment in assessing future profitability and the likely future tax consequences of those events. We base our estimates of deferred tax assets and liabilities on current tax laws, rates and interpretations, and, in certain cases, business plans and other expectations about future outcomes. We develop our estimates of future profitability based on our historical data and experience, industry projections, micro and macro general economic condition projections, and our expectations.

Changes in existing tax laws and rates, their related interpretations, and the uncertainty generated by the current economic environment may affect the amounts of our deferred tax liabilities or the valuations of our deferred tax assets over time. Our accounting for deferred tax consequences represents management's best estimate of future events that can be appropriately reflected in the accounting estimates.

For tax positions we have taken or expect to take in a tax return, we apply a more likely than not threshold, under which we must conclude a tax position is more likely than not to be sustained, assuming that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information, in order to continue to recognize the benefit. In determining our provision for income taxes, we use judgment, reflecting our estimates and assumptions, in applying the more likely than not threshold.

For information about income taxes and deferred tax assets and liabilities, see Footnote No. 2, "Income Taxes."

New Accounting Standards

Accounting Standards Update No. 2011-04 – "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU No. 2011-04")

ASU No. 2011-04, which we adopted in the 2012 first quarter, generally provides a uniform framework for fair value measurements and related disclosures between GAAP and International Financial Reporting Standards ("IFRS"). Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity's use of a nonfinancial asset that is different from the asset's highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. The adoption of this update did not have a material impact on our Financial Statements.

See "Fair Value Measurements" under the "Basis of Presentation" caption of this footnote for more information on the three levels of fair value measurements.

Accounting Standards Update No. 2011-05 – "Comprehensive Income (Topic 220): Presentation of Comprehensive Income" ("ASU No. 2011-05") and Accounting Standards Update No. 2011-12 - "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05" ("ASU No. 2011-12")

ASU No. 2011-05, which we adopted in the 2012 first quarter, amends existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, a statement of comprehensive income or (2) in two separate but consecutive financial statements, an income statement followed by a separate statement of other comprehensive income. We also adopted ASU No. 2011-12, which defers until further notice ASU No. 2011-05's requirement that items that are reclassified from other comprehensive income to net income be presented on the face of the financial statements. ASU No. 2011-05 required retrospective application. The adoption of these updates changed the order in which we presented certain Financial Statements, but did not have any other impact on our Financial Statements.

Future Adoption of Accounting Standards

Accounting Standards Update No. 2013-02 – "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU No. 2013-02")

ASU No. 2013-02 amends existing guidance by requiring that additional information be disclosed about items reclassified ("reclassification adjustments") out of accumulated other comprehensive income. The additional information includes separately stating the total change for each component of other comprehensive income (for example unrealized gains or losses on available-for-sale securities or foreign currency items) and separately disclosing both current-period other comprehensive income and reclassification adjustments. Entities are also required to present, either on the face of the income statement or in the notes to the financial statements, significant amounts reclassified out of accumulated other comprehensive income as separate line items of net income but only if the entire amount reclassified must be reclassified to net income in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity must cross-reference to other disclosures that provide additional detail about those amounts. ASU No. 2013-02 will be effective for interim and annual periods beginning after December 15, 2012, which for us will be our 2013 first quarter. We do not believe the adoption of this update will have a material impact on our financial statements.

2. INCOME TAXES

Our provision for income taxes for the last three fiscal years consists of:

($ in millions)		2012	2011	2010
Current	-U.S. Federal	$ 6	$ 53	$ 117
	-U.S. State	(8)	—	(7)
	-Non-U.S.	(34)	(55)	(51)
		(36)	(2)	59
Deferred	-U.S. Federal	(211)	(116)	(150)
	-U.S. State	(30)	(10)	(14)
	-Non-U.S.	(1)	(30)	12
		(242)	(156)	(152)
		$ (278)	$ (158)	$ (93)

Our current tax provision does not reflect the following benefits attributable to us for the vesting or exercise of employee share-based awards: $76 million in 2012, $55 million in 2011, and $51 million in 2010. The preceding table includes tax credits of $3 million in 2012, $4 million in 2011, and $2 million in 2010. We had a tax provision applicable to other comprehensive income of $5 million in 2012 and a tax benefit applicable to other comprehensive loss of $14 million in 2011. Taxes applicable to other comprehensive income were not material for 2010.

We have made no provision for U.S. income taxes or additional non-U.S. taxes on the cumulative unremitted earnings of non-U.S. subsidiaries ($603 million as of year-end 2012) because we consider these earnings to be indefinitely reinvested. These earnings could become subject to additional taxes if the non-U.S. subsidiaries dividend or loan those earnings to us or to a U.S. affiliate or if we sell our interests in the non-U.S. subsidiaries. We cannot practically estimate the amount of additional taxes that might be payable on the unremitted earnings.

We file income tax returns, including returns for our subsidiaries, in various jurisdictions around the world. We conduct business in countries that grant "holidays" from income taxes for 10 to 30 year periods. These holidays expire through 2034. Without these tax "holidays," we would have incurred the following aggregate income taxes and related earnings per share impacts: less than $1 million (less than $0.01 per diluted share) in 2012; $1 million (less than $0.01 per diluted share) in 2011; and $7 million ($0.02 per diluted share) in 2010.

In 2011, we recorded an income tax expense of $34 million to write off certain deferred tax assets that we transferred to MVW in conjunction with the spin-off of our timeshare operations and timeshare development business. We impaired these assets because we considered it "more likely than not" that MVW will not be able to realize the value of those deferred tax assets. Please see Footnote No. 16, "Spin-off" for more information on the transaction.

In 2010, we reached a settlement with the Internal Revenue Service ("IRS") Appeals Division resolving all issues that arose in the audit of tax years 2005 through 2008. This settlement resulted in an $85 million decrease in our tax expense for 2010 due to the release of tax liabilities we had previously established for the treatment of funds we received from non-U.S. subsidiaries. Our 2010 income tax expense also reflected a $12 million benefit we recorded primarily for revisions to estimates of prior years' foreign income tax expenses. We filed an IRS refund claim relating to 2000 and 2001 software development costs. We settled this issue with the IRS in 2011 resulting in a refund of $8 million.

The IRS has examined our federal income tax returns, and we have settled all issues for tax years through 2009. We participated in the IRS Compliance Assurance Program ("CAP"), which accelerates the examination of key transactions with the goal of resolving any issues before the tax return is filed, for the 2010, 2011, and 2012 tax years. For the 2010 tax year all but one issue, which we are appealing, has been resolved. For the 2011 tax year, the audit is still ongoing, but we have received confirmation of our calculation of the value of the timeshare business that we spun off in 2011. Various income tax returns are also under examination by foreign, state and local taxing authorities.

We had total unrecognized tax benefits of $29 million at year-end 2012, $39 million at year-end 2011, and $39 million at year-end 2010. These unrecognized tax benefits reflect the following year-over-year changes: (1) a $10 million decrease in 2012, primarily reflecting the changes attributable to settlements with taxing authorities and positions taken during the current year; (2) no net change in 2011, although 2011 included increases such as positions for our timeshare spin-off, and decreases such as the closing of the 2005-2008 IRS audits, the re-measurement of existing positions, and the lapse of statutes of limitations; and (3) a $210 million decrease in 2010, primarily reflecting the settlement with IRS Appeals of the 2005-2008 tax years.

As a large taxpayer, the IRS and other taxing authorities continually audit us. We anticipate resolving an international issue related to financing activity during the next 12 months for which we have an unrecognized tax balance of $5 million. Although the resolution of this issue could have a significant impact on our unrecognized tax balance, we do not anticipate that it will have a material impact on our Financial Statements.

On January 2, 2013, the American Taxpayer Relief Act of 2012 (the "Act") was signed into law. Some of the provisions contained in the Act are retroactive, and we anticipate recognizing the impact of the legislation in the first quarter of 2013. We do not anticipate the Act will have a material impact on our Financial Statements.

Our unrecognized tax benefit balances included $13 million at year-end 2012, $24 million at year-end 2011, and $26 million at year-end 2010 of tax positions that, if recognized, would impact our effective tax rate.

The following table reconciles our unrecognized tax benefit balance for each year from the beginning of 2010 to the end of 2012:

($ in millions)		Amount
Unrecognized tax benefit at beginning of 2010	$	249
Change attributable to tax positions taken during a prior period		(187)
Change attributable to tax positions taken during the current period		25
Decrease attributable to settlements with taxing authorities		(47)
Decrease attributable to lapse of statute of limitations		(1)
Unrecognized tax benefit at year-end of 2010		39
Change attributable to tax positions taken during a prior period		(10)
Change attributable to withdrawal of tax positions previously taken or expected to be taken		(6)
Change attributable to tax positions taken during the current period		19
Decrease attributable to lapse of statute of limitations		(3)
Unrecognized tax benefit at year-end of 2011		39
Change attributable to tax positions taken during the current period		12
Decrease attributable to settlements with taxing authorities		(20)
Decrease attributable to lapse of statute of limitations		(2)
Unrecognized tax benefit at year-end of 2012	$	29

Under our accounting policies, we recognize accrued interest and penalties for our unrecognized tax benefits as a component of tax expense. Related interest expense totaled less than $1 million in 2012, $1 million in 2011, and $2 million in 2010. Accrued interest expense totaled $3 million in 2012, $3 million in 2011, and $4 million in 2010.

Deferred Income Taxes

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating loss and tax credit carry-forwards. We state those balances at the enacted tax rates we expect will be in effect when we actually pay or recover the taxes. Deferred income tax assets represent amounts available to reduce income taxes we will pay on taxable income in future years. We evaluate our ability to realize these future tax deductions and credits by assessing whether we expect to have sufficient future taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings, and available tax planning strategies to utilize these future deductions and credits. We establish a valuation allowance when we no longer consider it more likely than not that a deferred tax asset will be realized.

We had the following total deferred tax assets and liabilities at year-end 2012 and year-end 2011:

($ in millions)	At Year-End 2012	At Year-End 2011
Deferred tax assets	$ 950	$ 1,145
Deferred tax liabilities	(25)	(18)
Net deferred taxes	$ 925	$ 1,127

The following table details the composition of our net deferred tax balances at year-end 2012 and 2011:

($ in millions) **Balance Sheet Caption**	At Year-End 2012	At Year-End 2011
Current deferred taxes, net	$ 280	$ 282
Long-term deferred taxes, net	676	873
Current liabilities, other	(13)	(13)
Long-term liabilities, other	(18)	(15)
Net deferred taxes	$ 925	$ 1,127

The following table shows the tax effect of each type of temporary difference and carry-forward that gave rise to a significant portion of our deferred tax assets and liabilities as of year-end 2012 and year-end 2011:

($ in millions)	At Year-End 2012	At Year-End 2011
Self-insurance	$ 19	$ 20
Employee benefits	321	295
Deferred income	4	15
Reserves	63	64
Frequent guest program	43	42
Joint venture interests	(11)	(8)
ASC 740 deferred taxes	7	5
Tax credits	328	281
Net operating loss carry-forwards	294	467
Property, equipment, and intangible assets	(14)	(10)
Other, net	16	28
Deferred taxes	1,070	1,199
Less: valuation allowance	(145)	(72)
Net deferred taxes	$ 925	$ 1,127

At year-end 2012, we had approximately $92 million of tax credits that expire through 2032 and $236 million of tax credits that do not expire. We recorded $50 million of net operating loss benefits in 2012 and $332 million in 2011. At year-end 2012, we had approximately $1.7 billion of net operating losses, of which $1.0 billion expire through 2032.

Reconciliation of U.S. Federal Statutory Income Tax Rate to Actual Income Tax Rate

The following table reconciles the U.S. statutory tax rate to our effective income tax rate for the last three fiscal years:

	2012	2011	2010
U.S. statutory tax rate	35.0%	35.0%	35.0%
U.S. state income taxes, net of U.S. federal tax benefit	2.6	2.3	2.4
Nondeductible expenses	0.3	1.8	0.5
Non-U.S. income	(3.9)	(0.9)	(3.7)
Audit activity [(1)]	(0.3)	—	(15.6)
Company owned life insurance	0.1	—	—
Change in valuation allowance [(2)]	(0.2)	8.9	0.9
Tax credits	(0.4)	(1.0)	(0.4)
Other, net	(0.5)	(1.7)	(2.3)
Effective rate	32.7%	44.4%	16.8%

(1) Primarily for the 2010 treatment of funds received from certain non-U.S. subsidiaries, as discussed earlier in this footnote.

(2) Primarily for the 2011 additional impairment of certain deferred tax assets transferred to MVW, as discussed earlier in this footnote.

Cash received for income tax refunds, net of payments, was $17 million in 2012. Cash paid for income taxes, net of refunds, was $45 million in 2011 and $68 million in 2010.

3. SHARE-BASED COMPENSATION

Under our Stock and Cash Incentive Plan (the "Stock Plan"), we award: (1) stock options (our "Stock Option Program") to purchase our Class A Common Stock (our "common stock"); (2) stock appreciation rights ("SARs") for our common stock (our "SAR Program"); (3) restricted stock units ("RSUs") of our common stock; and (4) deferred stock units. We grant awards at exercise prices or strike prices that equal the market price of our common stock on the date of grant.

For all share-based awards, applicable accounting guidance requires that we measure compensation costs for our share-based payment transactions at fair value on the grant date and that we recognize those costs in our Financial Statements over the vesting period during which the employee provides service ("the service period") in exchange for the award.

During 2012, we granted 3.2 million RSUs, 1.0 million SARs, 0.3 million stock options, and 27,000 deferred stock units.

We recorded share-based compensation expense for award grants of $77 million in 2012, $86 million in 2011, and $90 million in 2010. Deferred compensation costs for unvested awards totaled $122 million at year-end 2012 and $101 million at year-end 2011. As of year-end 2012, we expect to recognize these deferred compensation expenses over a weighted average period of two years.

Under the guidance for share-based compensation, we present the tax benefits and costs resulting from the exercise or vesting of share-based awards as financing cash flows. The exercise of share-based awards resulted in tax benefits of $71 million in 2012 and $51 million in 2010. Due to tax losses in 2011, we recorded no tax benefit in that year.

We received cash from the exercise of Marriott stock options of $179 million in 2012, $124 million in 2011, and $147 million in 2010.

Adjustments for the Timeshare Spin-off

Effective with the spin-off (see Footnote No. 16, "Spin-off," for further information), each holder of Marriott RSUs, stock options, and SARs on the November 10, 2011 record date for the spin-off received MVW RSUs, MVW stock options and/or MVW SARs, as applicable, consistent with the distribution ratio of one share of MVW common stock for every ten shares of Marriott common stock, with terms and conditions substantially similar to the terms and conditions applicable to the Marriott RSUs, stock options and SARs. In order to preserve the aggregate intrinsic value of the Marriott stock options and SARs those persons held, we adjusted the exercise prices of our awards by using the proportion of the Marriott ex-distribution closing stock price to the sum of the Marriott ex-distribution and MVW when issued closing stock prices on the distribution date. We accounted for these adjustments, which were designed to equalize the fair value of each award before and after spin-off, as modifications to the original awards. Comparing the fair value of the modified awards with the fair value of the original awards immediately before the modification did not yield incremental value. Accordingly, we did not record any incremental compensation expense as a result of the modifications to the awards on the spin-off date.

The equity award adjustments that occurred as a result of the spin-off also did not significantly impact our share-based compensation expense. Deferred compensation costs as of the date of spin-off reflected the unamortized balance of the original grant date fair value of the equity awards held by Marriott employees (regardless of whether those awards are linked to Marriott stock or MVW stock). MVW employees who participated in the Stock Plan before the spin-off continued to hold their Marriott granted awards as non-employees after the spin-off. We do not record any share-based compensation expense for these unvested awards held by MVW employees after the spin-off.

RSUs

We issue Marriott RSUs under the Stock Plan to certain officers and key employees and those units generally vest over four years in equal annual installments commencing one year after the date of grant. We recognize compensation expense for RSUs over the service period equal to the fair market value of the stock units on the date of issuance. Upon vesting, Marriott RSUs convert to shares which we distribute from treasury shares. Beginning in 2012, we now also issue service and performance Marriott RSUs ("S&P RSUs") to named executive officers under the Stock Plan. In addition to generally being subject to pro-rata annual vesting conditioned on continued service consistent with the standard form of Marriott RSUs, Marriott S&P RSUs are also subject to the satisfaction of a performance condition, expressed as an EBITDA goal, for a fiscal year during the applicable service vesting period. The following information on RSUs includes S&P RSUs.

We had deferred compensation costs for RSUs of approximately $111 million at year-end 2012 and $94 million at year-end 2011. The weighted average remaining term for RSU grants outstanding at year-end 2012 was two years.

The following table provides additional information on Marriott RSUs for the last three fiscal years:

	2012	2011	2010
Share-based compensation expense (in millions)	$ 66	$ 73	$ 76
Weighted average grant-date fair value (per Marriott RSU)	$ 35	$ 40	$ 27
Aggregate intrinsic value of converted and distributed Marriott RSUs (in millions)	$ 91	$ 113	$ 79

The following table shows the 2012 changes in our outstanding Marriott RSU grants and the associated weighted average grant-date fair values:

	Number of Marriott RSUs (in millions)	Weighted Average Grant-Date Fair Value (per RSU)
Outstanding at year-end 2011	7.3	$ 33
Granted during 2012 [2]	3.2	35
Distributed during 2012	(2.9)	29
Forfeited during 2012	(0.2)	31
Outstanding at year-end 2012 [1]	7.4	$ 31

(1) Includes 0.4 million Marriott RSUs held by MVW employees.

(2) Includes 0.2 million S&P RSUs granted to named executive officers.

Stock Options and SARs

We may grant employee stock options to officers and key employees at exercise prices or strike prices that equal the market price of our common stock on the grant date. Non-qualified options generally expire 10 years after the grant date, except those we issued from 1990 through 2000, which expire 15 years after their grant date. Most stock options under the Stock Option Program may be exercised in cumulative installments of one quarter at the end of each of the first four years following the grant date.

We recognized compensation expense for employee stock options of $1 million in 2012, less than $1 million in 2011, and less than $1 million in 2010. We had deferred compensation costs for employee stock options of $3 million at year-end 2012 and approximately $1 million at year-end 2011. When holders exercise Marriott stock options we issue shares from treasury shares.

The following table shows the 2012 changes in our outstanding Marriott Stock Option Program awards and the associated weighted average exercise prices:

	Number of Marriott Stock Options (in millions)	Weighted Average Exercise Price (per Option)
Outstanding at year-end 2011	16.4	$ 17
Granted during 2012 [2]	0.3	35
Exercised during 2012	(7.2)	15
Forfeited during 2012	—	18
Outstanding at year-end 2012 [1]	9.5	$ 19

(1) Includes 0.2 million Marriott stock options held by MVW employees.

(2) Included in these stock options are 0.2 million granted to key employees that vest 100% at the end of three years.

The following table shows the Marriott stock options issued under the Stock Option Program awards outstanding at year-end 2012, as well as those exercisable on that date (those where the exercise price was less than the market price of our common stock on that date):

Range of Exercise Prices	Outstanding			Exercisable		
	Number of Stock Options (in millions)	Weighted Average Exercise Price (per Option)	Weighted Average Remaining Life (in years)	Number of Stock Options (in millions)	Weighted Average Exercise Price (per Option)	Weighted Average Remaining Life (in years)
$ 13 to $ 17	5.7	$ 15	2	5.8	$ 15	2
18 to 22	2.2	22	2	2.2	22	2
23 to 46	1.6	31	5	1.2	31	4
13 to 46	9.5	19	2	9.2	19	2

The following table shows the number of Marriott stock options we granted in the last three fiscal years and the associated weighted average grant-date fair values and weighted average exercise prices:

	2012	2011	2010
Options granted	255,761	19,192	53,304
Weighted average grant-date fair value (per option)	$ 12	$ 15	$ 10
Weighted average exercise price (per option)	$ 35	$ 38	$ 25

The following table shows the intrinsic value (the amount by which the market price of the underlying common stock exceeded the aggregate exercise price of the stock option) of all outstanding Marriott stock options and of exercisable Marriott stock options at year-end 2012 and 2011:

($ in millions)	2012	2011
Outstanding stock options	$ 169	$ 211
Exercisable stock options	168	211

Marriott stock options exercised during the last three years had total intrinsic values of approximately $158 million in 2012, $124 million in 2011, and $149 million in 2010.

We may grant Marriott SARs to officers and key employees ("Employee SARs") at base values (exercise prices or strike prices) equal to the market price of our common stock on the grant date. Employee SARs expire ten years after the grant date and both vest and may be exercised in cumulative installments of one quarter at the end of each of the first four years following the grant date. We may grant Marriott SARs to directors ("Director SARs") at exercise prices or strike prices equal to the market price of our common stock on the grant date. Director SARs generally expire ten years after the date of grant and vest upon grant; however, they are generally not exercisable until one year after grant. On exercise of Marriott SARs, holders receive the number of shares of our common stock equal to the number of SARs that are being exercised multiplied by the quotient of (a) the final value minus the base value, divided by (b) the final value.

We recognized compensation expense for Employee SARs and Director SARs of $9 million in 2012, $12 million in 2011, and $12 million in 2010. We had deferred compensation costs related to SARs of approximately $8 million in 2012 and $6 million in 2011. Upon the exercise of Marriott SARs, we issue shares from treasury shares.

The following table shows the 2012 changes in our outstanding Marriott SARs and the associated weighted average exercise prices:

	Number of SARs (in millions)		Weighted Average Exercise Price
Outstanding at year-end 2011	5.4	$	30
Granted during 2012	1.0		35
Exercised during 2012	(0.2)		28
Forfeited during 2012	—		26
Outstanding at year-end 2012 [1]	6.2	$	31

[1] Includes 0.3 million Marriott SARs held by MVW employees.

The following tables show the number of Employee Marriott SARs and Director Marriott SARs we granted in the last three fiscal years, the associated weighted average exercise prices, and the associated weighted average grant-date fair values:

Employee Marriott SARs		2012		2011		2010
Employee Marriott SARs granted (in millions)		1.0		0.7		1.1
Weighted average exercise price (per SAR)	$	35	$	38	$	27
Weighted average grant-date fair value (per SAR)	$	12	$	14	$	10
Director Marriott SARs		**2012**		**2011**		**2010**
Director Marriott SARs granted		5,915		—		—
Weighted average exercise price (per SAR)	$	39	$	—	$	—
Weighted average grant-date fair value (per SAR)	$	14	$	—	$	—

Holders forfeited 5,000 Marriott SARs in 2012 and 63,000 Marriott SARs in 2011. Outstanding Marriott SARs had total intrinsic values of $37 million at year-end 2012 and less than $1 million at year-end 2011. Exercisable Marriott SARs had total intrinsic values of $24 million at year-end 2012 and zero at year-end 2011. Marriott SARs exercised during 2012 had total intrinsic values of $2 million and SARs exercised in 2011 had total intrinsic values of $280,000.

On the grant date, we use a binomial lattice-based valuation model to estimate the fair value of each SAR and option granted. This valuation model uses a range of possible stock price outcomes over the term of the SAR and option, discounted back to a present value using a risk-free rate. Because of the limitations with closed-form valuation models, such as the Black-Scholes model, we have determined that this more flexible binomial model provides a better estimate of the fair value of our options and SARs because it takes into account employee exercise behavior based on changes in the price of our stock and also allows us to use other dynamic assumptions.

We used the following assumptions to determine the fair value of the SARs and stock options we granted to employees and non-employee directors in 2012, and to employees in 2011, and 2010 (we did not grant SARs to non-employee directors in 2011 or 2010):

	2012	2011	2010
Expected volatility	31%	32%	32%
Dividend yield	1.01%	0.73%	0.71%
Risk-free rate	1.7 - 2.0%	3.4%	3.3%
Expected term (in years)	8 - 10	8	7

In making these assumptions, we base expected volatility on the weighted average historical stock volatility. We base risk-free rates on the corresponding U.S. Treasury spot rates for the expected duration at the date of grant, which we convert to a continuously compounded rate. The dividend yield assumption takes into consideration both historical levels and expectations of future payout. The weighted average expected terms for SARs and options are an output of our valuation model which utilizes historical data in estimating the period of time that the SARs and options are expected to remain unexercised. We calculate the expected terms for SARs and options for separate groups of retirement eligible and non-retirement eligible employees. Our valuation model also uses historical data to estimate exercise behaviors, which includes determining the likelihood that employees will exercise their SARs and options before expiration at a certain multiple of stock price to exercise price.

Deferred Stock Units

We also issue Marriott deferred stock units to non-employee directors. These non-employee director deferred stock units vest within one year and are distributed upon election. We had deferred costs for non-employee director deferred stock units of approximately zero at year-end 2012 and approximately $279,000 at year-end 2011.

The following table shows the share-based compensation expense, the number of deferred stock units we granted, the weighted average grant-date fair value, and the aggregate intrinsic value for the last three fiscal years for non-employee director Marriott deferred stock units:

	2012		2011		2010	
Share-based compensation expense (in millions)	$	1.2	$	1.1	$	1.1
Non-employee director deferred stock units granted		27,000		29,000		34,000
Weighted average grant-date fair value (per share)	$	39	$	36	$	35
Aggregate intrinsic value of shares distributed (in millions)	$	1.0	$	1.4	$	1.2

We had 245,000 outstanding non-employee Marriott deferred stock units at year-end 2012, and 247,000 outstanding at year-end 2011. The weighted average grant-date fair value of those outstanding deferred stock units was $27 for 2012 and $25 for 2011.

Other Information

Although the Stock Plan also allows us to issue deferred stock bonus awards, deferred stock awards, and restricted stock awards, our Compensation Policy Committee indefinitely suspended our issuance of deferred bonus stock beginning in 2001 and our issuance of both deferred stock awards and restricted stock awards beginning in 2003. At both year-end 2012 and year-end 2011, we had no deferred compensation costs for these suspended award programs. Our share-based compensation expense for these suspended award programs was zero in 2012, less than $1 million in 2011, and $1 million in 2010.

At year-end 2012, we reserved 39 million shares under the Stock Plan, including 16 million shares under the Stock Option Program and the SAR Program.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

We believe that the fair values of our current assets and current liabilities approximate their reported carrying amounts. We show the carrying values and the fair values of noncurrent financial assets and liabilities that qualify as financial instruments, determined under current guidance for disclosures on the fair value of financial instruments, in the following table:

	At Year-End 2012		At Year-End 2011	
($ in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cost method investments	$ 21	$ 23	$ 31	$ 25
Senior, mezzanine, and other loans	180	172	298	252
Marketable securities	56	56	50	50
Total long-term financial assets	$ 257	$ 251	$ 379	$ 327
Senior Notes	(1,833)	(2,008)	(1,286)	(1,412)
Commercial paper	(501)	(501)	(331)	(331)
Other long-term debt	(130)	(139)	(137)	(137)
Other long-term liabilities	(69)	(69)	(77)	(77)
Total long-term financial liabilities	$ (2,533)	$ (2,717)	$ (1,831)	$ (1,957)

We estimate the fair value of our senior, mezzanine, and other loans, including the current portion, by discounting cash flows using risk-adjusted rates, both of which are Level 3 inputs.

We estimate the fair value of our cost method investments by applying a cap rate to stabilized earnings (a market approach using Level 3 inputs). During the third quarter of 2012, we determined that a cost method investment was other-than-temporarily impaired and, accordingly, we recorded the investment at its fair value as of the end of the 2012 third quarter ($12 million) and reflected a $7 million loss in the "Gains (losses) and other income" caption of our Income Statement. We estimated the fair value of the investment using cash flow projections discounted at risk premiums commensurate with market conditions. We used Level 3 inputs for these discounted cash flow analyses and our assumptions included revenue forecasts, cash flow projections, and timing of the sale of each hotel in the underlying investment.

We are required to carry our marketable securities at fair value. We value these securities using directly observable Level 1 inputs. The carrying value of our marketable securities at year-end 2012 was $56 million, which included debt securities of the U.S. Government, its sponsored agencies and other U.S. corporations invested for our self-insurance programs as well as shares of a publicly traded company. During the third quarter of 2011, we determined that the shares of a publicly traded company that we held were other-than-temporarily impaired and, accordingly, at the end of the 2011 third quarter we recognized an $18 million loss which we reflected in the "Gains (losses) and other income" caption of our Income Statement. This loss included $10 million of losses that had been recorded in other comprehensive income as of the end of the 2011 second quarter, which we also included in the "Reclassification of losses" caption of our Consolidated Statements of Comprehensive Income in 2011.

We estimate the fair value of our other long-term debt, including the current portion and excluding leases, using expected future payments discounted at risk-adjusted rates, both of which are Level 3 inputs. We determine the fair value of our senior notes using quoted market prices, which are directly observable Level 1 inputs. As noted in Footnote No. 11, "Long-term Debt," even though our commercial paper borrowings generally have short-term maturities of 30 days or less, we classify outstanding commercial paper borrowings as long-term based on our ability and intent to refinance them on a long-term basis. As we are a frequent issuer of commercial paper, we use pricing from recent transactions as Level 2 inputs in estimating fair value. At year-end 2012 and 2011, we determined that the carrying value of our commercial paper approximated its fair value due to the short maturity. Our other long-term liabilities primarily consist of guarantee costs. As noted in Footnote No. 14, "Contingencies," we measure our liability for guarantees at fair value on a nonrecurring basis, that is when we issue the guarantee or when an existing guarantee is modified, using Level 3 internally developed inputs. At year-end 2012 and 2011, we determined that the carrying values of our guarantee costs approximated their fair values based on Level 3 inputs.

We estimate that the fair values of our letters of credit and surety bonds are the same as their contract values based on the nature of the fee arrangements with the issuing financial institutions. See Footnote No. 14, "Contingencies" for the related balances.

See the “Fair Value Measurements” caption of Footnote No. 1, “Summary of Significant Accounting Policies” for more information on the input levels we use in determining fair value.

See Footnote No. 16, "Spin-off" for more information on the $324 million ($234 million after-tax) of Timeshare strategy-impairment charges recorded in 2011 to write down the carrying amounts of inventory and property and equipment to their respective fair values.

5. EARNINGS PER SHARE

The table below illustrates the reconciliation of the earnings and number of shares used in our calculations of basic and diluted earnings per share:

(in millions, except per share amounts)	2012	2011	2010
Computation of Basic Earnings Per Share			
Net income	$ 571	$ 198	$ 458
Weighted average shares outstanding	322.6	350.1	362.8
Basic earnings per share	$ 1.77	$ 0.56	$ 1.26
Computation of Diluted Earnings Per Share			
Net income	$ 571	$ 198	$ 458
Weighted average shares outstanding	322.6	350.1	362.8
Effect of dilutive securities			
Employee stock option and SARs plans	6.1	8.0	11.0
Deferred stock incentive plans	0.9	0.9	1.1
Restricted stock units	3.3	3.3	3.4
Shares for diluted earnings per share	332.9	362.3	378.3
Diluted earnings per share	$ 1.72	$ 0.55	$ 1.21

We compute the effect of dilutive securities using the treasury stock method and average market prices during the period. We determine dilution based on earnings.

Pursuant to the applicable accounting guidance for calculating earnings per share, we have not included the following stock options and SARs in our calculation of diluted earnings per share because their exercise prices were greater than the average market prices for the applicable periods:

(a) for 2012, 1.0 million options and SARs;

(b) for 2011, 4.1 million options and SARs; and

(c) for 2010, 2.4 million options and SARs.

6. PROPERTY AND EQUIPMENT

The following table shows the composition of our property and equipment balances at year-end 2012 and 2011:

($ in millions)	At Year-End 2012	At Year-End 2011
Land	$ 590	$ 454
Buildings and leasehold improvements	703	667
Furniture and equipment	854	810
Construction in progress	383	164
	2,530	2,095
Accumulated depreciation	(991)	(927)
	$ 1,539	$ 1,168

The following table shows the composition of these property and equipment balances that we recorded as capital leases:

($ in millions)	At Year-End 2012	At Year-End 2011
Land	$ 30	$ 30
Buildings and leasehold improvements	143	128
Furniture and equipment	38	34
Construction in progress	4	3
	215	195
Accumulated depreciation	(82)	(76)
	$ 133	$ 119

We record property and equipment at cost, including interest and real estate taxes we incur during development and construction. Interest we capitalized as a cost of property and equipment totaled $27 million in 2012, $12 million in 2011, and $10 million in 2010. We capitalize the cost of improvements that extend the useful life of property and equipment when we incur them. These capitalized costs may include structural costs, equipment, fixtures, floor, and wall coverings. We expense all repair and maintenance costs when we incur them. We compute depreciation using the straight-line method over the estimated useful lives of the assets (three to 40 years), and we amortize leasehold improvements over the shorter of the asset life or lease term. Our depreciation expense totaled $93 million in 2012, $127 million in 2011, and $138 million in 2010, and included amortization of assets recorded under capital leases.

In 2010, we determined that we would not be able to fully recover the carrying amount of a capitalized software asset from an existing group of property owners. Under the guidance for the impairment of long-lived assets, we evaluated the asset for recovery and as a result of a negotiated agreement with the property owners, we recorded an impairment charge of $84 million in 2010 to adjust the carrying value of the asset to our estimate of its fair value. We estimated that fair value using an income approach reflecting internally developed Level 3 discounted cash flows that included, among other things, our expectations of future cash flows based on historical experience and projected growth rates, usage estimates and demand trends. We reflected the impairment charge in the general, administrative, and other expense line in our Income Statement. We did not allocate that charge to any of our segments.

In 2010, we decided to pursue the disposition of a golf course and related assets in our former Timeshare segment. Under the guidance for the impairment of long-lived assets, we evaluated the property and related assets for recovery and we recorded an impairment charge of $13 million in 2010 to adjust the carrying value of the assets to our estimate of its fair value. We estimated that fair value using an income approach reflecting internally developed Level 3 discounted cash flows based on negotiations with a qualified prospective third-party purchaser of the asset. We reflected the impairment charge in the general, administrative, and other expense line in our Income Statement, and we allocated the charge to our former Timeshare segment.

In 2010, we decided to pursue the disposition of a land parcel. Under the guidance for the impairment of long-lived assets, we evaluated the property for recovery and we recorded an impairment charge of $14 million in 2010 to adjust the carrying value of the property to our estimate of fair value. We estimated that fair value using an income approach reflecting internally developed Level 3 cash flows that included, among other things, our expectations about the eventual disposition of the property based on discussions with potential third-party purchasers. We reflected the impairment charge in the general, administrative, and other expense line in our Income Statement, and we allocated that charge to our North American Limited-Service segment.

Please see Footnote No. 16, "Spin-off" for additional information on the $68 million property and equipment impairment charge we recorded in 2011 as part of the Timeshare strategy-impairment charges.

7. ACQUISITIONS AND DISPOSITIONS

2012 Acquisitions

In 2012, we entered into a definitive agreement with Gaylord Entertainment Company (subsequently renamed Ryman Hospitality Properties, Inc.) ("Ryman Hospitality") to acquire the Gaylord brand and hotel management company. On September 25, 2012, Ryman Hospitality's shareholders approved its conversion into a real estate investment trust. On October 1, 2012, we acquired the Gaylord brand and hotel management company for $210 million in cash and recognized $210 million in intangible assets at the acquisition date, primarily reflecting deferred contract acquisition costs. Ryman Hospitality continues to own the Gaylord hotels, which we manage under the Gaylord brand under long-term management agreements. This transaction added four hotels and approximately 7,800 rooms to our North American Full-Service segment, and included our entering into management agreements for several attractions at the Gaylord Opryland in Nashville, consisting of a showboat, a golf course, and a saloon. As part of the transaction, on December 1, 2012 we also assumed management of another hotel owned by Ryman Hospitality, the Inn at Opryland, with approximately 300 rooms.

In the 2012 fourth quarter, we acquired land for $32 million in cash that we expect will be developed into a hotel. Earlier in 2012, we also acquired land and a building we plan to develop into a hotel for $160 million in cash. In conjunction with the latter acquisition, we had also made a cash deposit of $6 million late in 2011.

2012 Dispositions

In 2012, we completed the sale of our equity interest in a North American Limited-Service joint venture (formerly two joint ventures which were merged before the sale) and we amended certain provisions of the management agreements for the underlying hotel portfolio. As a result of this transaction, we received cash proceeds of $96 million, including $30 million of proceeds which is refundable by us over the term of the management agreements if the hotel portfolio does not meet certain quarterly hotel performance thresholds. To the extent the hotel portfolio meets the quarterly hotel performance thresholds, we will recognize the $30 million of proceeds over the remaining term of the management agreements as base fee revenue. In 2012, we recognized a gain of $41 million, which consisted of: (1) $20 million of gain that we deferred in 2005 because we retained the equity interest following the original sale of land to one of the joint ventures and because there were contingencies for the 2005 transaction that expired with this sale; and (2) $21 million of gain on the sale of the equity interest. We also recognized base management fee revenue totaling $7 million, most of which we had deferred in earlier periods, but which we earned in conjunction with the sale.

We also sold our ExecuStay corporate housing business in 2012. Neither the sales price nor the gain we recognized was material to our results of operations and cash flows. The revenues, results of operations, assets, and liabilities of our ExecuStay business also were not material to our financial position, results of operations or cash flows for any of the periods presented, and accordingly we have not reflected ExecuStay as a discontinued operation.

2011 Acquisitions

In 2011, we contributed approximately $51 million (€37 million) in cash for the intellectual property and associated 50 percent interests in two new joint ventures formed for the operation, management, and development of AC Hotels by Marriott, initially in Europe but eventually in other parts of the world. The hotels are managed by the joint ventures or franchised at the direction of the joint ventures. As we note in Footnote No. 14, "Contingencies," we have a right and, in some circumstances, an obligation to acquire the remaining interest in the joint ventures over the next eight years.

In 2011, we acquired certain assets and a leasehold on a hotel for an initial payment of $34 million (€25 million) in cash plus fixed annual rent. See Footnote No. 18, "Leases," for more information. As we note in Footnote No. 14, "Contingencies," we also have a right and, in some circumstances, an obligation to acquire the landlord's interest in the real estate property and attached assets of this hotel for $44 million (€33 million) during the next two years.

2011 Dispositions

On November 21, 2011, we completed the spin-off of our timeshare operations and timeshare development business through a special tax-free dividend to our shareholders of all of the issued and outstanding common stock of our then wholly owned subsidiary MVW. The dividend consisted of a pro rata distribution of one share of MVW common stock for every ten shares of Marriott common stock to our shareholders of record at the close of business on November 10, 2011. We recognized no gain or loss as a result of the spin-off. Please see Footnote No. 16, "Spin-off," for more information.

In 2011, we completed a bulk sale of land and developed inventory for net cash proceeds of $17 million and recorded a net gain of $2 million, which we included in the results of our former Timeshare segment.

In 2011, we also sold our 11 percent interest in one hotel, concurrently terminated the associated lease agreement, and entered into a long-term management agreement. Cash proceeds totaled $1 million, and we recognized a $2 million loss. We accounted for our sale of the 89 percent interest in 1999 under the financing method and reflected the sales proceeds received in 1999 as long-term debt. In conjunction with the 2011 sale of the remaining 11 percent interest, our assets decreased by $19 million and liabilities decreased by $17 million.

2010 Acquisitions

In 2010, we acquired one land parcel for hotel development and one hotel for cash consideration of $175 million. We also acquired timeshare and fractional units for use in our former Timeshare segment's The Ritz-Carlton Destination Club program for cash consideration of $112 million, which included a deposit of $11 million, paid in 2009.

2010 Dispositions

In 2010, we sold two limited-service properties, one full-service property, and one land parcel for cash proceeds of $114 million and recorded a net gain of $27 million. We accounted for each of the sales under the full accrual method under the accounting guidance for sales of real estate. We continue to operate the one full-service property and one of the limited-service properties under management agreements. The one other limited-service property left our system.

8. GOODWILL AND INTANGIBLE ASSETS

The following table details the composition of our other intangible assets at year-end 2012 and 2011:

($ in millions)	At Year-End 2012	At Year-End 2011
Contract acquisition costs and other	$ 1,512	$ 1,239
Accumulated amortization	(397)	(393)
	$ 1,115	$ 846

We capitalize both direct and incremental costs that we incur to acquire management, franchise, and license agreements. We amortize these costs on a straight-line basis over the initial term of the agreements, ranging from 15 to 30 years. Our amortization expense totaled $51 million in 2012, $41 million in 2011, and $40 million in 2010. Our estimated aggregate amortization expense for each of the next five fiscal years is as follows: $46 million for 2013; $46 million for 2014; $46 million for 2015; $46 million for 2016; and $46 million for 2017.

In conjunction with our acquisition of the Gaylord brand and hotel management company in the 2012 fourth quarter, we recognized $210 million in intangible assets that we began amortizing over a weighted average period of 38 years. These intangible assets consist of $192 million in contract acquisition costs which we expect to amortize over 35 years, and an $18 million brand intangible which we expect to amortize over 65 years. Please see Footnote No. 7, "Acquisitions and Dispositions," for more information on this acquisition.

The following table details the carrying amount of our goodwill at year-end 2012 and 2011:

($ in millions)	At Year-End 2012	At Year-End 2011
Goodwill	$ 928	$ 929
Accumulated impairment losses	(54)	(54)
	$ 874	$ 875

9. NOTES RECEIVABLE

The following table shows the composition of our notes receivable balances (net of reserves and unamortized discounts) at year-end 2012 and 2011:

($ in millions)	At Year-End 2012	At Year-End 2011
Senior, mezzanine, and other loans	$ 242	$ 382
Less current portion	(62)	(84)
	$ 180	$ 298

We classify notes receivable due within one year as current assets in the caption "Accounts and notes receivable" in our Balance Sheets. The following table shows the composition of our long-term notes receivable balances (net of reserves and unamortized discounts):

($ in millions)	At Year-End 2012	At Year-End 2011
Loans to equity method investees	$ —	$ 2
Other notes receivable	180	296
	$ 180	$ 298

The following tables show the expected future principal payments (net of reserves and unamortized discounts) as well as interest rates and unamortized discounts for our notes receivable as of year-end 2012:

Notes Receivable Principal Payments (net of reserves and unamortized discounts) and Interest Rates *($ in millions)*	Amount
2013	$ 62
2014	55
2015	64
2016	1
2017	—
Thereafter	60
Balance at year-end 2012	$ 242
Weighted average interest rate at year-end 2012	5.0%
Range of stated interest rates at year-end 2012	0 to 12.7%

Notes Receivable Unamortized Discounts (1) *($ in millions)*	Amount
Balance at year-end 2011	$ 12
Balance at year-end 2012	$ 11

(1) The discounts for both year-end 2012 and 2011 relate entirely to our senior, mezzanine, and other loans.

Senior, Mezzanine, and Other Loans

Generally, all of the loans we make have similar characteristics in that they are loans to owners and operators of hotels and hospitality properties. We reflect interest income for "Senior, mezzanine, and other loans" in the "Interest income" caption in our Income Statements. At year-end 2012, our recorded investment in impaired "Senior, mezzanine, and other loans" was $93 million. We had a $79 million notes receivable reserve representing an allowance for credit losses, leaving $14 million of our investment in impaired loans, for which we had no related allowance for credit losses. At year-end 2011, our recorded investment in impaired "Senior, mezzanine, and other loans" was $96 million, and we had a $78 million notes receivable reserve representing an allowance for credit losses, leaving $18 million of our investment in impaired loans, for which we had no related allowance for credit losses. Our average investment in impaired "Senior, mezzanine, and other loans" totaled $94 million during 2012, $89 million during 2011, and $137 million during 2010.

The following table summarizes the activity for our "Senior, mezzanine, and other loans" notes receivable reserve for 2010, 2011, and 2012:

($ in millions)	Notes Receivable Reserve
Balance at year-end 2009	$ 183
Additions	4
Write-offs	(120)
Transfers and other	7
Balance at year-end 2010	$ 74
Additions	2
Write-offs	(7)
Transfers and other	9
Balance at year-end 2011	$ 78
Additions	2
Reversals	(1)
Write-offs	(1)
Transfers and other	1
Balance at year-end 2012	$ 79

Past due senior, mezzanine, and other loans totaled $7 million at year-end 2012 and $8 million at year-end 2011.

For further information on the activity before the spin-off for our "Loans to timeshare owners" notes receivable reserve, please see Footnote No. 10, "Notes Receivable" of the Notes to our Financial Statements of our 2011 Form 10-K.

10. ASSET SECURITIZATIONS

Before our spin-off of our Timeshare business (see Footnote No. 16, "Spin-off," for more information on the spin-off), we periodically securitized, without recourse, through special purpose entities that we consolidated, notes receivable originated by our former Timeshare segment in connection with the sale of timeshare interval and fractional products. We continued to service the notes and transferred all proceeds collected to special purpose entities. We retained servicing agreements and other interests in the notes. The executed transactions typically included minimal cash reserves established at time of securitization, as well as default and delinquency triggers, which we monitored on a monthly basis.

In 2010, we securitized notes receivable of $229 million originated by our Timeshare segment. The note securitization was made to a transaction-specific trust that, simultaneously with its purchase of the notes receivable, issued $218 million of the trust's notes. Under this securitization we received proceeds, net of costs and reserves, of $215 million.

See Footnote No. 17, "Variable Interest Entities" for discussion of the impact of the entities that facilitated our notes receivable securitizations on our financial position, financial performance, and cash flows for 2010 and 2011.

11. LONG-TERM DEBT

We provide detail on our long-term debt balances in the following table:

($ in millions)	2012	2011
Senior Notes:		
Series F, matured June 15, 2012	$ —	$ 348
Series G, interest rate of 5.810%, face amount of $316, maturing November 10, 2015 (effective interest rate of 6.51%)(1)	309	307
Series H, interest rate of 6.200%, face amount of $289, maturing June 15, 2016 (effective interest rate of 6.27%)(1)	289	289
Series I, interest rate of 6.375%, face amount of $293, maturing June 15, 2017 (effective interest rate of 6.42%)(1)	292	291
Series J, interest rate of 5.625%, face amount of $400, maturing February 15, 2013 (effective interest rate of 5.68%)(1)	400	399
Series K, interest rate of 3.000%, face amount of $600, maturing March 1, 2019 (effective interest rate of 4.08%)(1)	594	—
Series L, interest rate of 3.250%, face amount of $350, maturing September 15, 2022 (effective interest rate of 3.38%)(1)	349	—
Commercial paper, average interest rate of 0.3679% at December 28, 2012	501	331
$1,750 Credit Facility, average interest rate of 1.385% at December 28, 2012	15	—
Other	186	206
	2,935	2,171
Less current portion	(407)	(355)
	$ 2,528	$ 1,816

(1) Face amount and effective interest rate are as of year-end 2012.

All of our long-term debt was, and to the extent currently outstanding is, recourse to us but unsecured. Other debt in the preceding table includes capital leases, among other items.

In the fourth quarter of 2012, we issued $350 million aggregate principal amount of 3.250 percent Series L Notes due 2022 (the "Series L Notes"). We received net proceeds of approximately $346 million from the offering, after deducting the underwriting discount and estimated expenses. We will pay interest on the Series L Notes on March 15 and September 15 of each year, commencing on March 15, 2013. The Notes will mature on September 15, 2022, and we may redeem them, in whole or in part, at our option, under the terms provided in the form of Note.

In the first quarter of 2012, we issued $600 million aggregate principal amount of 3.000 percent Series K Notes due 2019 (the "Series K Notes") in two offerings, one for $400 million and a follow on for $200 million. We received total net proceeds of approximately $590 million from these offerings, after deducting underwriting discounts and estimated expenses. We pay interest on the Series K Notes on March 1 and September 1 of each year, and we made our first interest payment on September 1, 2012. The Notes will mature on March 1, 2019, and we may redeem them, in whole or in part, at our option, under the terms provided in the form of Note.

We issued both the Series K Notes and the Series L Notes under an indenture dated as of November 16, 1998 with The Bank of New York Mellon, as successor to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as trustee.

Subsequent to year-end 2012, on February 15, 2013, we made a $411 million cash payment of principal and interest to retire, at maturity, all of our outstanding Series J Notes. In 2012, we made a $356 million cash payment of principal and interest to retire, at maturity, all of our outstanding Series F Notes.

We are party to a multicurrency revolving credit agreement (the "Credit Facility") that provides for $1.75 billion of aggregate borrowings to support general corporate needs, including working capital, capital expenditures, and letters of credit. The Credit Facility expires on June 23, 2016. The availability of the Credit Facility also supports our commercial paper program. Borrowings under the Credit Facility bear interest at LIBOR (the London Interbank Offered Rate) plus a spread, based on our public debt rating. We also pay quarterly fees on the Credit Facility at a rate also based on our public debt rating. While any outstanding commercial paper borrowings and/or borrowings under our Credit Facility generally have short-term maturities, we classify the outstanding borrowings as long-term based on our ability and intent to refinance the outstanding borrowings on a long-term basis.

We show future principal payments (net of unamortized discounts) and unamortized discounts for our debt in the following tables:

Debt Principal Payments (net of unamortized discounts) *($ in millions)*	Amount
2013	$ 408
2014	49
2015	316
2016	813
2017	301
Thereafter	1,048
Balance at year-end 2012	$ 2,935

Unamortized Debt Discounts *($ in millions)*	Amount
Balance at year-end 2011	$ 12
Balance at year-end 2012	$ 15

We paid cash for interest, net of amounts capitalized, of $83 million in 2012, $130 million in 2011, and $148 million in 2010.

12. SELF-INSURANCE RESERVE FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

The following table summarizes the activity in our self-insurance reserve for losses and loss adjustment expenses for the last two fiscal years:

($ in millions)	2012	2011
Balance at beginning of year	$ 330	$ 313
Less: reinsurance recoverable	(5)	(7)
Net balance at beginning of year	325	306
Incurred related to:		
Current year	108	117
Prior year	(11)	(9)
Total incurred	97	108
Paid related to:		
Current year	(28)	(32)
Prior year	(57)	(57)
Total paid	(85)	(89)
Net balance at end of year	337	325
Add: reinsurance recoverable	5	5
Balance at end of year	$ 342	$ 330

Our provision for unpaid loss and loss adjustment expenses decreased by $11 million in 2012 and $9 million in 2011 as a result of changes in estimates from insured events from prior years due to changes in underwriting experience and frequency and severity trends. Our year-end 2012 self-insurance reserve of $342 million consisted of a current portion of $103 million and long-term portion of $239 million. Our year-end 2011 self-insurance reserve of $330 million consisted of a current portion of $99 million and long-term portion of $231 million.

13. SHAREHOLDERS' (DEFICIT) EQUITY

Our restated certificate of incorporation authorizes 800 million shares of our common stock, with a par value of $.01 per share and 10 million shares of preferred stock, without par value. At year-end 2012, we had 310.9 million of these authorized shares of our common stock and no preferred stock outstanding.

The following table details the accumulated other comprehensive income (loss) activity for 2010, 2011, and 2012:

($ in millions)	Balance at year-end 2009	2010 Other comprehensive loss	Balance at year-end 2010	2011 Other comprehensive loss	Balance at year-end 2011	2012 Other comprehensive income	Balance at year-end 2012
Foreign currency translation adjustments (1)	$ 11	$ (15)	$ (4)	$ (33)	$ (37)	$ 5	$ (32)
Other derivative instrument adjustments (2)	2	—	2	(20)	(18)	(1)	(19)
Unrealized gains on available-for-sale securities (3)	—	—	—	7	7	—	7
Accumulated other comprehensive income (loss)	$ 13	$ (15)	$ (2)	$ (46)	$ (48)	$ 4	$ (44)

(1) Other comprehensive loss includes reclassification of losses of $2 million for 2010 and reclassification of gains of $2 million for 2011 primarily from the sale or complete or substantially complete liquidation of investments. Other comprehensive income includes reclassification of losses of $1 million for 2012 primarily from the sale or complete or substantially complete liquidation of investments.

(2) Other comprehensive income includes reclassification of losses of $1 million for 2012.

(3) Other comprehensive loss includes reclassification of losses of $10 million for 2011 related to the recognition of an other-than-temporary impairment of an available-for-sale security.

14. CONTINGENCIES

Guarantees

We issue guarantees to certain lenders and hotel owners, primarily to obtain long-term management contracts. The guarantees generally have a stated maximum funding amount and a term of four to ten years. The terms of guarantees to lenders generally require us to fund if cash flows from hotel operations are inadequate to cover annual debt service or to repay the loan at the end of the term. The terms of the guarantees to hotel owners generally require us to fund if the hotels do not attain specified levels of operating profit. Guarantee fundings to lenders and hotel owners are generally recoverable as loans repayable to us out of future hotel cash flows and/or proceeds from the sale of hotels. We also enter into project completion guarantees with certain lenders in conjunction with hotels that we or our joint venture partners are building.

We show the maximum potential amount of our future guarantee fundings and the carrying amount of our liability for guarantees which we are the primary obligor at year-end 2012 in the following table:

($ in millions) Guarantee Type	Maximum Potential Amount of Future Fundings	Liability for Guarantees
Debt service	$ 88	$ 7
Operating profit	124	62
Other	12	1
Total guarantees where we are the primary obligor	$ 224	$ 70

We included our liability at year-end 2012 for guarantees for which we are the primary obligor in our Balance Sheet as follows: $7 million in the "Other current liabilities" and $63 million in the "Other long-term liabilities."

Our guarantees listed in the preceding table include $34 million of debt service guarantees that will not be in effect until the underlying properties open and we begin to operate the properties or certain other events occur.

The preceding table does not include the following guarantees:

- $119 million of guarantees for Senior Living Services lease obligations of $87 million (expiring in 2018) and lifecare bonds of $32 million (estimated to expire in 2016), for which we are secondarily liable. Sunrise Senior Living, Inc. ("Sunrise") is the primary obligor on both the leases and $5 million of the lifecare bonds; Health Care Property Investors, Inc., as successor by merger to CNL Retirement Properties, Inc. ("CNL"), is the primary obligor on $26 million of the lifecare bonds, and Five Star Senior Living is the primary obligor on the remaining $1 million of lifecare bonds. Before we sold the Senior Living Services business in 2003, these were our guarantees of obligations of our then consolidated Senior Living Services subsidiaries. Sunrise and CNL have indemnified us for any fundings we may be called upon to make under these guarantees. Our liability for these guarantees had a carrying value of $3 million at year-end 2012. In 2011 Sunrise provided us $3 million cash collateral to cover potential exposure under the existing lease and bond obligations for 2012 and 2013. In conjunction with our consent of the extension in 2011 of certain lease obligations for an additional five-year term until 2018, Sunrise provided us an additional $1 million cash collateral and an $85 million letter of credit issued by Key Bank to secure our exposure under the lease guarantees for the continuing leases during the extension term and certain other obligations of Sunrise. During the extension term, Sunrise agreed to make an annual payment to us from the cash flow of the continuing lease facilities, subject to a $1 million annual minimum. On January 9, 2013, Health Care REIT acquired Sunrise. In conjunction with this acquisition, Sunrise funded an additional $2 million cash collateral and certified that the $85 million letter of credit remains in full force and effect.

- Lease obligations, for which we became secondarily liable when we acquired the Renaissance Hotel Group N.V. in 1997, consisting of annual rent payments of approximately $6 million and total remaining rent payments through the initial term of approximately $40 million. Most of these obligations expire by the end of 2020. CTF Holdings Ltd. ("CTF") had originally provided €35 million in cash collateral in the event that we are required to fund under such guarantees, approximately $6 million (€4 million) of which remained at year-end 2012. Our exposure for the remaining rent payments through the initial term will decline to the extent that CTF obtains releases from the landlords or these hotels exit the system. Since the time we assumed these guarantees, we have not funded any amounts, and we do not expect to fund any amounts under these guarantees in the future.
- Certain guarantees and commitments relating to the timeshare business, which were outstanding at the time of the 2011 Timeshare spin-off and for which we became secondarily liable as part of the spin-off. These MVW payment obligations, for which we currently have a total exposure of $29 million, relate to a project completion guarantee, various letters of credit, and several guarantees. MVW has indemnified us for these obligations. Most of the obligations expire in 2013 and 2014, except for one guarantee in the amount of $18 million (22 million Singapore Dollars) that expires in 2022. We have not funded any amounts under these obligations, and do not expect to do so in the future. Our liability for these obligations had a carrying value of $2 million at year-end 2012. See Footnote No. 16 "Spin-off," for more information on the spin-off of our timeshare operations and timeshare development business.
- A recoverable $40 million operating profit guarantee, for which in 2012 we entered into an agreement with an entity with a net worth of approximately $1 billion (the "Entity"). The Entity agreed to immediately reimburse us for any fundings under the operating profit guarantee and is required to maintain certain liquidity and net worth covenants to support this obligation to us. The operating profit guarantee and corresponding Entity guarantee began to expire in 2012, with a final expiration in 2015.
- A guarantee for a lease, originally entered into in 2000, for which we became secondarily liable in 2012 as a result of our sale of the ExecuStay corporate housing business to Oakwood. Oakwood has indemnified us for the obligations under this guarantee. Our total exposure at year-end 2012 for this guarantee is $11 million in future rent payments if the lease is terminated through 2013 and will be reduced to $6 million if the lease is terminated from 2014 through the end of the lease in 2019. Our liability for this guarantee had a carrying value of $1 million at year-end 2012.

In addition to the guarantees described in the preceding paragraphs, in conjunction with financing obtained for specific projects or properties owned by joint ventures in which we are a party, we may provide industry standard indemnifications to the lender for loss, liability, or damage occurring as a result of the actions of the other joint venture owner or our own actions.

Commitments and Letters of Credit

In addition to the guarantees we note in the preceding paragraphs, at year-end 2012, we had the following commitments outstanding:

- Commitments to invest up to $17 million of equity for noncontrolling interests in partnerships that plan to purchase North American full-service and limited-service properties, or purchase or develop hotel-anchored mixed-use real estate projects. We expect to fund $12 million of these commitments within two years as follows: $7 million in 2013 and $5 million in 2014. We do not expect to fund the remaining $5 million of these commitments.

- A commitment to invest up to $23 million of equity for noncontrolling interests in partnerships that plan to purchase or develop limited-service properties in Asia. We expect to fund $20 million of this commitment within two years, as follows: $10 million in 2013 and $10 million in 2014. We do not expect to fund the remaining $3 million of this commitment.
- A commitment, with no expiration date, to invest up to $11 million in a joint venture for development of a new property that we expect to fund in 2013.
- A commitment to invest $20 million in the renovation of a leased hotel. We expect to fund this commitment by 2015.
- We have a right and under certain circumstances an obligation to acquire our joint venture partner's remaining 50 percent interest in two joint ventures over the next eight years at a price based on the performance of the ventures. We made a $12 million (€9 million) deposit in conjunction with this contingent obligation in 2011 and $8 million (€6 million) in deposits in 2012. The deposits are refundable to the extent we do not acquire our joint venture partner's remaining interests.
- We have a right and under certain circumstances an obligation during the next two years to acquire the landlord's interest in the real estate property and attached assets of a hotel that we lease for approximately $44 million (€33 million).
- Various commitments for the purchase of information technology hardware, software, and maintenance services in the normal course of business totaling $35 million. We expect to fund these commitments within two years as follows: $32 million in 2013 and $3 million in 2014.
- Several commitments aggregating $34 million with no expiration date and which we do not expect to fund.

At year-end 2012, we had $68 million of letters of credit outstanding ($67 million outside the Credit Facility and $1 million under our Credit Facility), the majority of which were for our self-insurance programs. Surety bonds issued as of year-end 2012, totaled $120 million, the majority of which federal, state and local governments requested in connection with our self-insurance programs.

Legal Proceedings

On January 19, 2010, several former Marriott employees (the "plaintiffs") filed a putative class action complaint against us and the Stock Plan (the "defendants"), alleging that certain equity awards of deferred bonus stock granted to the plaintiffs and other current and former employees for fiscal years 1963 through 1989 are subject to vesting requirements under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that are in certain circumstances more rapid than those set forth in the awards, various other purported ERISA violations, and various breaches of contract in connection with the awards. The plaintiffs seek damages, class attorneys' fees and interest, with no amounts specified. The action is proceeding in the United States District Court for the District of Maryland (Greenbelt Division) and Dennis Walter Bond Sr. and Michael P. Steigman are the current named plaintiffs. The parties completed limited discovery concerning the issues of statute of limitations and class certification. We filed a motion for summary judgment on the issue of statute of limitations in December 2012, and a hearing on the issues is anticipated in the spring of 2013. We and the Stock Plan have denied all liability, and while we intend to vigorously defend against the claims being made by the plaintiffs, we can give you no assurance about the outcome of this lawsuit. We currently cannot estimate the range of any possible loss to the Company because an amount of damages is not claimed, there is uncertainty as to whether a class will be certified and if so as to the size of the class, and the possibility of our prevailing on our statute of limitations defense may significantly limit any claims for damages.

In March 2012, the Korea Fair Trade Commission ("KFTC") obtained documents from two of our managed hotels in Seoul, Korea in connection with an investigation which we believe is focused on pricing of hotel services within the Seoul region. Since then, the KFTC has conducted additional fact-gathering at those two hotels and also has collected information from another Marriott managed hotel located in Seoul. We understand that the KFTC also has sought documents from numerous other hotels in Seoul and other parts of Korea that we do not operate, own or franchise. We have not yet received a complaint or other legal process. We are cooperating with this investigation.

15. BUSINESS SEGMENTS

We are a diversified lodging company with operations in four business segments:

- *North American Full-Service Lodging*, which includes the Marriott Hotels & Resorts, Marriott Conference Centers, JW Marriott, Renaissance Hotels, Renaissance ClubSport, Gaylord Hotels and Autograph Collection properties located in the United States and Canada;

- *North American Limited-Service Lodging*, which includes the Courtyard, Fairfield Inn & Suites, SpringHill Suites, Residence Inn, and TownePlace Suites properties, located in the United States and Canada, and, before its sale in the 2012 second quarter, our Marriott ExecuStay corporate housing business;
- *International Lodging*, which includes the Marriott Hotels & Resorts, JW Marriott, Renaissance Hotels, Autograph Collection, Courtyard, AC Hotels by Marriott, Fairfield Inn & Suites, Residence Inn, and Marriott Executive Apartments properties located outside the United States and Canada; and
- *Luxury Lodging*, which includes The Ritz-Carlton, Bulgari Hotels & Resorts, and EDITION properties worldwide (together with residential properties associated with some The Ritz-Carlton hotels).

In addition, before the spin-off, our former Timeshare segment consisted of the timeshare operations and timeshare development business that we transferred to MVW in conjunction with the spin-off. We continue to include our former Timeshare segment's historical financial results for periods before the spin-off in our historical financial results as a component of continuing operations as reflected in the tables that follow. See Footnote No. 16, "Spin-off" for more information on the spin-off.

We evaluate the performance of our segments based primarily on the results of the segment without allocating corporate expenses, income taxes, or indirect general, administrative, and other expenses. We allocate gains and losses, equity in earnings or losses from our joint ventures, and divisional general, administrative, and other expenses to each of our segments. "Other unallocated corporate" represents that portion of our revenues, general, administrative, and other expenses, equity in earnings or losses, and other gains or losses that we do not allocate to our segments. "Other unallocated corporate" includes license fees we receive from our credit cards and following the spin-off, also includes license fees from MVW.

We aggregate the brands presented within our segments considering their similar economic characteristics, types of customers, distribution channels, the regulatory business environments and operations within each segment and our organizational and management reporting structure.

Revenues

($ in millions)	2012	2011	2010
North American Full-Service Segment	$ 5,965	$ 5,450	$ 5,159
North American Limited-Service Segment	2,466	2,358	2,150
International Segment	1,330	1,278	1,188
Luxury Segment	1,765	1,673	1,563
Former Timeshare Segment	—	1,438	1,551
Total segment revenues	11,526	12,197	11,611
Other unallocated corporate	288	120	80
	$ 11,814	$ 12,317	$ 11,691

Net Income

($ in millions)	2012	2011	2010
North American Full-Service Segment	$ 407	$ 351	$ 317
North American Limited-Service Segment	472	382	298
International Segment	192	175	165
Luxury Segment	102	74	77
Former Timeshare Segment	—	(217)	126
Total segment financial results	1,173	765	983
Other unallocated corporate	(204)	(302)	(326)
Interest expense and interest income[1]	(120)	(107)	(106)
Income taxes	(278)	(158)	(93)
	$ 571	$ 198	$ 458

[1] The $164 million of interest expense shown on the Income Statement for year-end 2011 includes $43 million that we allocated to our former Timeshare segment. The $180 million of interest expense shown on the Income Statement for year-end 2010 includes $55 million that we allocated to our former Timeshare segment.

Equity in Losses of Equity Method Investees

($ in millions)	2012	2011	2010
North American Full-Service Segment	$ 2	$ 1	$ 2
North American Limited-Service Segment	2	(2)	(13)
International Segment	(2)	(4)	(7)
Luxury Segment	(13)	(10)	(2)
Former Timeshare Segment	—	—	(8)
Total segment equity in losses	(11)	(15)	(28)
Other unallocated corporate	(2)	2	10
	$ (13)	$ (13)	$ (18)

Depreciation and Amortization

($ in millions)	2012	2011	2010
North American Full-Service Segment	$ 38	$ 28	$ 31
North American Limited-Service Segment	16	22	19
International Segment	23	22	24
Luxury Segment	17	19	19
Former Timeshare Segment	—	28	36
Total segment depreciation and amortization	94	119	129
Other unallocated corporate	51	49	49
	$ 145	$ 168	$ 178

Assets

($ in millions)	At Year-End 2012	At Year-End 2011
North American Full-Service Segment	$ 1,517	$ 1,241
North American Limited-Service Segment	492	497
International Segment	1,056	1,026
Luxury Segment	1,174	931
Total segment assets	4,239	3,695
Other unallocated corporate	2,103	2,215
	$ 6,342	$ 5,910

Equity Method Investments

($ in millions)	At Year-End 2012	At Year-End 2011
North American Full-Service Segment	$ 13	$ 13
North American Limited-Service Segment	44	84
International Segment	100	92
Luxury Segment	29	38
Total segment equity method investments	186	227
Other unallocated corporate	9	7
	$ 195	$ 234

Goodwill

($ in millions)	North American Full-Service Segment	North American Limited-Service Segment	International Segment	Luxury Segment	Total Goodwill
Year-end 2010 balance:					
Goodwill	$ 335	$ 126	$ 298	$ 170	$ 929
Accumulated impairment losses	—	(54)	—	—	(54)
	$ 335	$ 72	$ 298	$ 170	$ 875
Year-end 2011 balance:					
Goodwill	$ 335	$ 126	$ 298	$ 170	$ 929
Accumulated impairment losses	—	(54)	—	—	(54)
	$ 335	$ 72	$ 298	$ 170	$ 875
Year-end 2012 balance:					
Goodwill	$ 335	$ 125	$ 298	$ 170	$ 928
Accumulated impairment losses	—	(54)	—	—	(54)
	$ 335	$ 71	$ 298	$ 170	$ 874

Capital Expenditures

($ in millions)	2012	2011	2010
North American Full-Service Segment	$ 9	$ 8	$ 7
North American Limited-Service Segment	19	11	13
International Segment	38	52	35
Luxury Segment	306	40	168
Former Timeshare Segment	—	13	24
Total segment capital expenditures	372	124	247
Other unallocated corporate	65	59	60
	$ 437	$ 183	$ 307

Segment expenses include selling expenses directly related to the operations of the businesses, aggregating $53 million in 2012, $354 million in 2011 (approximately 82 percent of which were for our former Timeshare segment for the period before the spin-off), and $419 million in 2010 (approximately 85 percent of which were for our former Timeshare segment).

Our Financial Statements include the following related to operations located outside the United States (which are for our International and Luxury lodging segments):

1. Revenues of $1,912 million in 2012, $1,945 million in 2011, and $1,841 million in 2010;
2. Segment financial results of $283 million in 2012, $172 million in 2011, and $252 million in 2010. 2012 segment financial results consisted of segment income of $97 million from Asia, $68 million from the Americas (excluding the United States), $62 million from Continental Europe, $30 million from the United Kingdom and Ireland, $21 million from the Middle East and Africa, and $5 million from Australia. 2011 segment financial results included $86 million of timeshare-strategy impairment charges for our former Timeshare segment, consisting of $84 million from the Americas (excluding the United States) and $2 million from Europe; and
3. Fixed assets of $491 million in 2012 and $402 million in 2011. We include fixed assets located outside the United States at year-end 2012 and year-end 2011 in the "Property and equipment" caption in our Balance Sheets.

16. SPIN-OFF

On November 21, 2011, we completed a spin-off of our timeshare operations and timeshare development business through a special tax-free dividend to our shareholders of all of the issued and outstanding common stock of our then wholly owned subsidiary MVW. Marriott shareholders of record as of the close of business on November 10, 2011 received one share of MVW common stock for every ten shares of Marriott common stock. Neither we nor our shareholders recognize income, gain, or loss for federal income tax purposes as a result of the distribution of MVW common stock, except in the case of our shareholders for cash they received in lieu of fractional shares. As a result of the spin-off, MVW is an independent company whose common shares are listed on the New York Stock Exchange under symbol "VAC," and we no longer beneficially own any shares of MVW.

In connection with the spin-off, we entered into several agreements with MVW, and, in some cases, certain of its subsidiaries, that govern our post-spin-off relationship with MVW, including a Separation and Distribution Agreement, two License Agreements for the use of Marriott and Ritz-Carlton marks and intellectual property, an Employee Benefits and Other Employment Matters Allocation Agreement, a Tax Sharing and Indemnification Agreement, a Marriott Rewards Affiliation Agreement, and a Non-Competition Agreement. Under license agreements with us, MVW is both the exclusive developer and operator of timeshare, fractional, and related products under the Marriott brand and the exclusive developer of fractional and related products under The Ritz-Carlton brand. Under the license agreements we receive license fees consisting of a fixed annual fee of $50 million plus two percent of the gross sales price paid to MVW for initial developer sales of interest in vacation ownership units and residential real estate units and one percent of the gross sales price paid to MVW for resales of interests in vacation ownership units and residential real estate units, in each case that are identified with or use the Marriott or Ritz-Carlton marks. The license fee also includes a periodic inflation adjustment.

As of the spin-off date, we no longer consolidate MVW's financial results for periods after the spin-off date as part of our financial reporting. However, because of our significant continuing involvement in MVW operations after the spin-off (by virtue of the license and other agreements between us and MVW), we continue to include our former Timeshare segment's historical financial results for periods before the spin-off date in our historical financial results as a component of continuing operations.

Our shareholders' equity decreased by $1,162 million as a result of the spin-off of MVW. We show in the following table the components of the decrease, which was primarily noncash and principally consisted of the net book value of the net assets we contributed to MVW in the spin-off:

($ in millions)	**2011**
Cash and equivalents	$ 52
Accounts and notes receivable	247
Inventory	982
Other current assets	293
Property and equipment and other	284
Loans to timeshare owners	987
Other current liabilities	(533)
Current portion of long-term debt	(122)
Long-term debt	(773)
Other long-term liabilities	(255)
SPIN-OFF OF MVW	$ 1,162

For 2011, we recognized $34 million of transaction-related expenses for the spin-off. During the 2011 fourth quarter before the spin-off we also received net cash proceeds of: (1) approximately $122 million from a $300 million secured warehouse credit facility that MVW put in place to provide short-term financing for receivables originated in connection with the sale of timeshare interests, and (2) $38 million from our sale to third-party investors of preferred stock that a subsidiary of MVW issued to us. This distribution of approximately $160 million in cash before completion of the spin-off had no impact on our earnings.

Before the spin-off, management assessed the Timeshare segment's intended use of excess undeveloped land and built inventory and the then current market conditions for those assets. On September 8, 2011, management approved a plan for our former Timeshare segment to accelerate cash flow through the monetization of certain excess undeveloped land in the U.S., Mexico, and the Bahamas over the next 18 to 24 months and to accelerate sales of excess built luxury fractional and residential inventory over the next three years. As a result, under the guidance for accounting for the impairment or disposal of long-lived assets, because the nominal cash flows from the planned land sales and the estimated fair values of the land and excess built luxury inventory were less than their respective carrying values, we recorded a pre-tax noncash impairment charge of $324 million ($234 million after-tax) in our 2011 Income Statement under the "Timeshare strategy-impairment charges" caption which we allocated to our former Timeshare segment. The pre-tax noncash impairment charge consisted of a $256 million inventory impairment and a $68 million property and equipment impairment.

We estimated the fair value of the land by using recent comparable sales data for the land parcels, which we determined were Level 3 inputs. We estimated the fair value of the excess built luxury fractional and residential inventory using cash flow projections discounted at risk premiums commensurate with the market conditions of the related projects. We used Level 3 inputs for these discounted cash flow analyses and our assumptions included: growth rate and sales pace projections, additional sales incentives such as pricing discounts, and marketing and sales cost estimates.

Please see Footnote No. 18, "Timeshare Strategy-Impairment Charges" of the Notes to our Financial Statements in our 2011 Form 10-K for more information on these charges.

17. VARIABLE INTEREST ENTITIES

Under the applicable accounting guidance for the consolidation of variable interest entities, we analyze our variable interests, including loans, guarantees, and equity investments, to determine if an entity in which we have a variable interest is a variable interest entity. Our analysis includes both quantitative and qualitative reviews. We base our quantitative analysis on the forecasted cash flows of the entity, and our qualitative analysis on our review of the design of the entity, its organizational structure including decision-making ability, and relevant financial agreements. We also use our qualitative analysis to determine if we must consolidate a variable interest entity as its primary beneficiary.

Variable interest entities related to our timeshare note securitizations

Before the spin-off, we periodically securitized, without recourse, through special purpose entities, notes receivable originated by our former Timeshare segment in connection with the sale of timeshare interval and fractional products. These securitizations provided funding for us and transferred the economic risks and substantially all the benefits of the loans to third parties. In a securitization, various classes of debt securities that the special purpose entities issued were generally collateralized by a single tranche of transferred assets, which consisted of timeshare notes receivable. We serviced the notes receivable. With each securitization, we retained a portion of the securities, subordinated tranches, interest-only strips, subordinated interests in accrued interest and fees on the securitized receivables or, in some cases, overcollateralization and cash reserve accounts. As a result of our involvement with these entities in 2011 before the spin-off, we recognized $116 million of interest income, partially offset by $39 million of interest expense to investors and $3 million in debt issuance cost amortization. Similarly for 2010, we recognized $147 million of interest income, partially offset by $51 million of interest expense to investors, and $4 million in debt issuance cost amortization.

We show our cash flows to and from the timeshare notes securitization variable interest entities in the following table for 2011 before the spin-off and for 2010:

($ in millions)	2011	2010
Cash inflows:		
Proceeds from securitization	$ 122	$ 215
Principal receipts	188	231
Interest receipts	112	142
Reserve release	—	3
Total	422	591
Cash outflows:		
Principal to investors	(185)	(230)
Repurchases	(64)	(93)
Interest to investors	(39)	(53)
Total	(288)	(376)
Net Cash Flows	$ 134	$ 215

Under the terms of our timeshare note securitizations, we had the right at our option to repurchase defaulted mortgage notes at the outstanding principal balance. The transaction documents typically limited such repurchases to 10 to 20 percent of the transaction's initial mortgage balance. We voluntarily repurchased $43 million of defaulted notes during 2011 and $68 million during 2010. We also voluntarily repurchased $21 million of other non-defaulted notes during 2011 and $25 million during 2010.

Other variable interest entities

In conjunction with the transaction with CTF that we described more fully in our Annual Report on Form 10-K for 2007 in Footnote No. 8, "Acquisitions and Dispositions," under the caption "2005 Acquisitions," we manage hotels on behalf of tenant entities that are 100 percent owned by CTF, which lease the hotels from third-party owners. Due to certain provisions in the management agreements, we account for these contracts as operating leases. At year-end 2012, we managed five hotels on behalf of three tenant entities. The entities have minimal equity and minimal assets, consisting of hotel working capital and furniture, fixtures, and equipment. As part of the 2005 transaction, CTF placed money in a trust account to cover cash flow shortfalls and to meet rent payments. In turn, we released CTF from its guarantees fully for three of these properties and partially for the other two properties. The trust account was fully depleted prior to year-end 2011. The tenant entities are variable interest entities because the holder of the equity investment at risk, CTF, lacks the ability through voting rights to make key decisions about the entities' activities that have a significant effect on the success of the entities. We do not consolidate the entities because we do not have: (1) the power to direct the activities that most significantly impact the entities' economic performance or (2) the obligation to absorb losses of the entities or the right to receive benefits from the entities that could potentially be significant. We are liable for rent payments for three of the five hotels if there are cash flow shortfalls. Future minimum lease payments through the end of the lease term for these hotels totaled approximately $12 million at year-end 2012. In addition, as of year-end 2012 we are liable for rent payments of up to an aggregate cap of $5 million for the two other hotels if there are cash flow shortfalls. Our maximum exposure to loss is limited to the rent payments and certain other tenant obligations under the lease, for which we are secondarily liable.

18. LEASES

We have summarized below our future obligations under operating leases at year-end 2012:

($ in millions)		Minimum Lease Payments
Fiscal Year		
2013	$	126
2014		126
2015		122
2016		115
2017		92
Thereafter		669
Total minimum lease payments where we are the primary obligor	$	1,250

Most leases have initial terms of up to 20 years and contain one or more renewal options, generally for five- or 10-year periods. These leases provide for minimum rentals and additional rentals based on our operations of the leased property. The total minimum lease payments above include $272 million of obligations of our consolidated subsidiaries that are non-recourse to us.

The foregoing table does not reflect $17 million in aggregate minimum lease payments, for which we are secondarily liable, relating to the CTF leases further discussed in Footnote No. 17, "Variable Interest Entities," as follows: $11 million in 2013 and $6 million in 2014.

The following table details the composition of rent expense for operating leases for the last three years:

($ in millions)		2012		2011		2010
Minimum rentals	$	188	$	240	$	252
Additional rentals		62		66		67
	$	250	$	306	$	319

The following table summarizes our future obligations under capital leases at year-end 2012:

($ in millions)		Minimum Lease Payments
Fiscal Year		
2013	$	3
2014		45
2015		1
2016		1
2017		1
Thereafter		3
Total minimum lease payments		54
Less: amount representing interest		(4)
Present value of net minimum lease payments	$	50

The "Long-term debt" caption in the accompanying Balance Sheets includes $50 million for year-end 2012 and $64 million for year-end 2011 that represents the present value of net minimum lease payments for capital leases.

19. RELATED PARTY TRANSACTIONS

Equity Method Investments

We have equity method investments in entities that own properties for which we provide management and/or franchise services and receive fees. In addition, in some cases we provide loans, preferred equity or guarantees to these entities. We generally own between 10 and 49 percent of these equity method investments. Undistributed earnings attributable to our equity method investments represented approximately $1 million of our consolidated retained earnings at year-end 2012.

The following tables present financial data resulting from transactions with these related parties:

Income Statement Data

($ in millions)	2012	2011	2010
Base management fees	$ 26	$ 37	$ 35
Franchise fees	—	—	—
Incentive management fees	5	—	3
Cost reimbursements	315	383	328
Owned, leased, corporate housing, and other	3	8	4
Total revenue	$ 349	$ 428	$ 370
General, administrative, and other	$ —	$ (5)	$ (1)
Reimbursed costs	(315)	(383)	(328)
Gains and other income	43	4	6
Interest expense-capitalized	1	2	5
Interest income	3	3	3
Equity in losses	(13)	(13)	(18)

Balance Sheet Data

($ in millions)	At Year-End 2012	At Year-End 2011
Current assets-accounts and notes receivable	$ 18	$ 12
Contract acquisition costs and other	21	28
Equity and cost method investments	195	234
Notes receivable	—	2
Deferred taxes, net asset	17	16
Other	20	13
Current liabilities:		
Other	(2)	(6)
Other long-term liabilities	(2)	(30)

Summarized information for the entities in which we have equity method investments is as follows:

Income Statement Data

($ in millions)	2012	2011	2010
Sales	$ 902	$ 1,215	$ 914
Net loss	$ (4)	$ (58)	$ (77)

Balance Sheet Summary

($ in millions)	At Year-End 2012	At Year-End 2011
Assets (primarily comprised of hotel real estate managed by us)	$ 1,486	$ 3,159
Liabilities	$ 1,245	$ 2,532

20. RELATIONSHIP WITH MAJOR CUSTOMER

Host Hotels & Resorts, Inc., formerly known as Host Marriott Corporation, and its affiliates ("Host") owned or leased 124 lodging properties at year-end 2012 and 127 lodging properties at year-end 2011 that we operated under long-term agreements. Over the last three years, we recognized revenues of $2,212 million in 2012, $2,207 million in 2011, and $2,036 million in 2010 from those lodging properties, and included those revenues in our North American Full-Service, North American Limited-Service, Luxury, and International segments.

Host is also a partner in certain unconsolidated partnerships that own lodging properties that we operate under long-term agreements. Host was affiliated with ten such properties at year-end 2012 and five such properties at year-end 2011 and year-end 2010. We recognized revenues of $114 million in 2012, $106 million in 2011, and $112 million in 2010 from those lodging properties, and included those revenues in our North American Full-Service, Luxury, and International segments.

SHAREHOLDER RETURN PERFORMANCE GRAPH - UNAUDITED

The following graph compares the performance of the Company's Class A Common Stock from December 28, 2007 to December 28, 2012 (the end of our 2007 and 2012 fiscal years) with the performance of the Standard & Poor's Corporation Composite 500 Index and the Standard & Poor's Hotels, Resorts & Cruise Lines Index. The graph assumes an initial investment of $100 on December 28, 2007, and reinvestment of dividends. As discussed in more detail in Footnote No. 16, "Spin-off" of the Notes to our Financial Statements in this report, on November 21, 2011 we completed a spin-off of our timeshare operations and timeshare development business through a special tax-free dividend to our shareholders of all of the issued and outstanding common stock of our then wholly owned subsidiary Marriott Vacations Worldwide Corporation ("MVW"). From the spin-off date, Marriott no longer beneficially owned any shares of MVW common stock. In conjunction with the spin-off, our shareholders received one share of MVW common stock for every ten shares of our common stock that were held on the record date. We reflect the effect of the spin-off in the cumulative total return of our common stock as a reinvested dividend.

COMPARISON OF SHAREHOLDER RETURNS AMONG MARRIOTT INTERNATIONAL, INC., THE S&P 500 INDEX AND THE S&P 500 HOTELS, RESORTS & CRUISE LINES INDEX


$140
$120
$100
$80
$60
$40
$20
$-
12/28/07
1/2/09
1/1/10
12/31/10
12/30/11
12/28/12
Marriott International, Inc.
S&P 500 Hotels, Resorts, & Cruise Lines Index
S&P 500 Index

Fiscal Year Ended	12/28/07	1/2/09	1/1/10	12/31/10	12/30/11	12/28/12
Marriott International, Inc.	$ 100.00	$ 59.60	$ 82.29	$ 124.48	$ 92.86	$ 114.45
S&P 500 Hotels, Resorts, & Cruise Lines Index	100.00	55.48	80.92	122.86	97.61	118.39
S&P 500 Index	100.00	64.56	79.13	89.61	90.48	101.63

NOTE: Throughout the period shown in this chart, the S&P 500 Hotels, Resorts & Cruise Lines Index consisted of Carnival Corporation, Starwood Hotels & Resorts Worldwide Inc., the Company, and Wyndham Worldwide Corporation.

SUPPLEMENTARY DATA
QUARTERLY FINANCIAL DATA – UNAUDITED

($ in millions, except per share data)	Fiscal Year 2012 [1]				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Revenues	$ 2,552	$ 2,776	$ 2,729	$ 3,757	$ 11,814
Operating income	$ 175	$ 243	$ 213	$ 309	$ 940
Net income	$ 104	$ 143	$ 143	$ 181	$ 571
Diluted earnings per share	$ 0.30	$ 0.42	$ 0.44	$ 0.56	$ 1.72

($ in millions, except per share data)	Fiscal Year 2011 [1],[2]				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Revenues	$ 2,778	$ 2,972	$ 2,874	$ 3,693	$ 12,317
Operating income (loss)	$ 191	$ 232	$ (144)	$ 247	$ 526
Net income (loss)	$ 101	$ 135	$ (179)	$ 141	$ 198
Diluted earnings (losses) per share	$ 0.26	$ 0.37	$ (0.52)	$ 0.41	$ 0.55

(1) The quarters consisted of 12 weeks, except for the fourth quarters of 2012 and 2011, which consisted of 16 weeks.

(2) The sum of the earnings per share for the four quarters differs from annual earnings per share due to the required method of computing the weighted average shares in interim periods.

SELECTED HISTORICAL FINANCIAL DATA - UNAUDITED

The following table presents a summary of selected historical financial data for the Company derived from our Financial Statements as of and for our last 10 fiscal years. Since this information is only a summary and does not provide all of the information contained in our financial statements, including the related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Financial Statements in our Annual Report for each respective year for more detailed information including, among other items, restructuring costs and other charges we incurred in 2008 and 2009, timeshare strategy-impairment charges we incurred in 2009 and 2011, and our 2011 spin-off of our former timeshare operations and timeshare development business. For periods before the 2011 spin-off date, we continue to include our former Timeshare segment in Marriott's historical financial results as a component of continuing operations because of Marriott's significant continuing involvement in MVW future operations.

	Fiscal Year [1]									
($ in millions, except per share data)	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Income Statement Data:										
Revenues [2]	$ 11,814	$ 12,317	$ 11,691	$ 10,908	$ 12,879	$ 12,990	$ 11,995	$ 11,129	$ 9,778	$ 8,712
Operating income (loss) [2]	$ 940	$ 526	$ 695	$ (152)	$ 765	$ 1,183	$ 1,089	$ 671	$ 579	$ 476
Income (loss) from continuing operations attributable to Marriott	$ 571	$ 198	$ 458	$ (346)	$ 359	$ 697	$ 712	$ 543	$ 487	$ 380
Cumulative effect of change in accounting principle [3]	—	—	—	—	—	—	(109)	—	—	—
Discontinued operations [4]	—	—	—	—	3	(1)	5	126	109	122
Net income (loss) attributable to Marriott	$ 571	$ 198	$ 458	$ (346)	$ 362	$ 696	$ 608	$ 669	$ 596	$ 502
Per Share Data [5]:										
Diluted earnings (losses) per share from continuing operations attributable to Marriott shareholders	$ 1.72	$ 0.55	$ 1.21	$ (0.97)	$ 0.97	$ 1.73	$ 1.64	$ 1.16	$ 1.01	$ 0.76
Diluted losses per share from cumulative effect of accounting change	—	—	—	—	—	—	(0.25)	—	—	—
Diluted earnings per share from discontinued operations attributable to Marriott shareholders	—	—	—	—	0.01	—	0.01	0.27	0.22	0.25
Diluted earnings (losses) per share attributable to Marriott shareholders	1.72	0.55	1.21	(0.97)	0.98	1.73	1.40	1.43	1.23	1.01
Cash dividends declared per share	0.4900	0.3875	0.2075	0.0866	0.3339	0.2844	0.2374	0.1979	0.1632	0.1459
Balance Sheet Data (at year-end):										
Total assets	$ 6,342	$ 5,910	$ 8,983	$ 7,933	$ 8,903	$ 8,942	$ 8,588	$ 8,530	$ 8,668	$ 8,177
Long-term debt	2,528	1,816	2,691	2,234	2,975	2,790	1,818	1,681	836	1,391
Shareholders' (deficit) equity	(1,285)	(781)	1,585	1,142	1,380	1,429	2,618	3,252	4,081	3,838
Other Data:										
Base management fees	$ 581	$ 602	$ 562	$ 530	$ 635	$ 620	$ 553	$ 497	$ 435	$ 388
Franchise fees	607	506	441	400	451	439	390	329	296	245
Incentive management fees	232	195	182	154	311	369	281	201	142	109
Total fees	$ 1,420	$ 1,303	$ 1,185	$ 1,084	$ 1,397	$ 1,428	$ 1,224	$ 1,027	$ 873	$ 742
Fee Revenue-Source:										
North America [6]	$ 1,074	$ 970	$ 878	$ 806	$ 1,038	$ 1,115	$ 955	$ 809	$ 682	$ 592
Total Outside North America [7]	346	333	307	278	359	313	269	218	191	150
Total fees	$ 1,420	$ 1,303	$ 1,185	$ 1,084	$ 1,397	$ 1,428	$ 1,224	$ 1,027	$ 873	$ 742

(1) All fiscal years included 52 weeks, except for 2008 which included 53 weeks.

(2) Balances do not reflect the impact of discontinued operations. Also, for periods prior to 2009, we reclassified our provision for loan losses associated with our lodging operations to the "General, administrative, and other expenses" caption of our Income Statements to conform to our presentation for periods beginning in 2009. This reclassification only affected operating income.

(3) We adopted certain provisions of Accounting Standards Certification Topic 978 (previously Statement of Position 04-2, "Accounting for Real Estate Time Sharing Transactions"), in our 2006 first quarter, which we reported in our Income Statements as a cumulative effect of change in accounting principle.

(4) In 2002, we announced our intent to sell, and subsequently did sell, our Senior Living Services business and exited our Distribution Services business. In 2007, we exited our synthetic fuel business. These businesses are now reflected as discontinued operations.

(5) For periods before the stock dividends we issued in the third and fourth quarters of 2009, we have adjusted all per share data retroactively to reflect those stock dividends. Additionally, for periods before 2006, we have adjusted all per share data retroactively to reflect the June 9, 2006, stock split that we effected in the form of a stock dividend.

(6) Represents fee revenue from the continental United States (which does not include Hawaii) and Canada, except for 2011 and 2012, which represent fee revenue from the United States (including Hawaii) and Canada.

(7) Represents fee revenue outside the continental United States and Canada, except for 2011 and 2012, which represent fee revenue outside the United States and Canada.

NON-GAAP FINANCIAL MEASURES RECONCILIATIONS - UNAUDITED

We report certain financial measures that are not prescribed or authorized by U.S. generally accepted accounting principles ("GAAP"). We discuss management's reasons for reporting these non-GAAP measures below, and the accompanying tables reconcile the most directly comparable GAAP measures to the non-GAAP measures (identified by a double asterisk) that we refer to. Although management evaluates and presents these non-GAAP measures for the reasons we describe below, please be aware that these non-GAAP measures are not alternatives to revenue, operating income, income from continuing operations, net income, earnings per share or any other comparable operating measure prescribed by GAAP. In addition, we may calculate and/or present these non-GAAP financial measures differently than measures with the same or similar names that other companies report, and as a result, the non-GAAP measures we report may not be comparable to those reported by others.

Earnings Before Interest and Taxes

Earnings Before Interest and Taxes ("EBIT") reflects earnings excluding the impact of interest expense and tax expense. The calculation of EBIT adds back to income (loss) from continuing operations attributable to Marriott: (1) the provision (benefit) for income taxes; (2) the provision for income taxes related to noncontrolling interest in losses of consolidated subsidiaries; (3) interest expense; and (4) timeshare interest (for periods before the date of our spin-off of our timeshare operations and timeshare development business) representing previously capitalized interest that was a component of product cost.

We use EBIT, as do analysts, lenders, investors and others, to evaluate companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company's capital structure, debt levels and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Return on Invested Capital

We calculate Return on Invested Capital ("ROIC") as EBIT divided by average invested capital. We believe that ROIC is a meaningful indicator of our operating performance because we use it to measure how effectively we use the money invested in our lodging operations.

The calculation of invested capital deducts from total assets: (1) current liabilities, as we intend to satisfy them in the short term; (2) assets net of current liabilities associated with discontinued operations, because the ROIC metric we analyze relates to our core lodging business (continuing operations); (3) deferred tax assets net of current deferred income tax liabilities, because the numerator of the calculation is a pre-tax number; and (4) timeshare capitalized interest (for periods before the date of our spin-off of our timeshare operations and timeshare development business) because the numerator of the calculation is a pre-interest expense number.

RETURN ON INVESTED CAPITAL** - UNAUDITED

The following table reconciles income (loss) from continuing operations attributable to Marriott to earnings (losses) before interest expense and income taxes:

($ in millions)	Fiscal Year 2012	Fiscal[4] Year 2011	Fiscal Year 2010	Fiscal Year 2009	Fiscal Year 2008	Fiscal Year 2007	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004	Fiscal Year 2003
Income (loss) from continuing operations attributable to Marriott	$ 571	$ 198	$ 458	$ (346)	$ 359	$ 697	$ 712	$ 543	$ 487	$ 380
Add:										
Provision (benefit) for income taxes	278	158	93	(65)	350	441	380	284	265	202
Provision for income taxes related to noncontrolling interest in losses of consolidated subsidiaries	—	—	—	4	9	—	—	—	—	—
Interest expense	137	164	180	118	163	184	124	106	99	110
Timeshare interest[1]	—	11	20	24	15	24	21	24	21	21
Earnings (losses) before interest expense and income taxes **	$ 986	$ 531	$ 751	$ (265)	$ 896	$ 1,346	$ 1,237	$ 957	$ 872	$ 713

The following table reconciles assets to invested capital:

($ in millions)	Year-End 2012	Year-End 2011	Year-End 2010	Beginning of Year 2010	Year-End 2009	Year-End 2008	Year-End 2007	Year-End 2006	Year-End 2005	Year-End 2004	Year-End 2003	Year-End 2002
Assets	$ 6,342	$ 5,910	$ 8,983	$ 8,903	$ 7,933	$ 8,903	$ 8,942	$ 8,588	$ 8,530	$ 8,668	$ 8,177	$ 8,296
Add:												
Current liabilities - discontinued operations	—	—	—	—	—	3	13	55	63	82	16	380
Less:												
Current liabilities, net of current portion of long-term debt	(2,366)	(2,203)	(2,363)	(2,218)	(2,223)	(2,413)	(2,701)	(2,507)	(2,086)	(2,011)	(1,779)	(2,043)
Assets - discontinued operations	—	—	—	—	—	—	(53)	(91)	(103)	(116)	(83)	(692)
Deferred tax assets, net[2]	(943)	(1,142)	(1,159)	(1,348)	(1,256)	(913)	(863)	(865)	(765)	(559)	(466)	(369)
Timeshare capitalized interest	—	—	(45)	(46)	(46)	(49)	(19)	(19)	(20)	(21)	(22)	(26)
Invested capital **	$ 3,033	$ 2,565	$ 5,416	$ 5,291	$ 4,408	$ 5,531	$ 5,319	$ 5,161	$ 5,619	$ 6,043	$ 5,843	$ 5,546
Average invested capital **[3]	$ 2,799	$ 3,991	$ 5,354		$ 4,970	$ 5,425	$ 5,240	$ 5,390	$ 5,831	$ 5,943	$ 5,695	
Return on invested capital **	**35%**	**13%**	**14%**		**(5)%**	**17%**	**26%**	**23%**	**16%**	**15%**	**13%**	

*** Denotes a non-GAAP financial measure.*

1. *Timeshare interest represents (for periods before the November 21, 2011 spin-off of our timeshare operations and timeshare development business) previously capitalized interest that was a component of product cost.*
2. *"Deferred tax assets, net" was also net of "current deferred income tax liabilities" of $13 million, $12 million, $19 million, and $19 million for year-ends 2012, 2011, 2010, and 2009, respectively, and zero for each prior year-end presented.*
3. *Calculated as "Invested capital" for the current year and prior year, divided by two, with the exception of 2010. To reflect our adoption of ASU No. 2009-16 and ASU No. 2009-17 on the first day of fiscal year 2010, we calculate "Average invested capital" for 2010 as the average of (1) the 2010 beginning balance (reflecting the impact of adopting those standards); and (2) the Year-End 2010 balance.*
4. *As discussed in more detail in Footnote No. 16, "Spin-off" of the Notes to our Financial Statements in this report, on November 21, 2011 we completed a spin-off of our timeshare operations and timeshare development business through a special tax-free dividend to our shareholders of all of the issued and outstanding common stock of our then wholly owned subsidiary Marriott Vacations Worldwide Corporation ("MVW"). From the spin-off date, Marriott no longer beneficially owned any shares of MVW common stock and for periods after the spin-off date does not consolidate MVW's financial results as part of Marriott's financial reporting. However, because of Marriott's significant continuing involvement in MVW future operations (by virtue of the license and other agreements between Marriott and MVW), we continue to include our former Timeshare segment's historical financial results for periods before the spin-off date in our historical financial results as a component of continuing operations. The results for 2011 include the results of the former Timeshare segment before the spin-off date while results for all earlier fiscal years include the results of the former Timeshare segment for those entire fiscal years.*

Adjusted Measures That Reflect the Timeshare Spin-off As If It Had Occurred On the First Day of 2011 ("Timeshare Spin-off Adjustments")

See Footnote No. 16, "Spin-off" of the Notes to our Financial Statements in this report for additional information on the spin-off of our timeshare operations and timeshare development business. In order to perform year-over-year comparisons on a comparable basis, management evaluates non-GAAP measures that, for certain periods before the spin-off, assume the spin-off had occurred on the first day of 2011. Please see the "Earnings Before Interest Expense, Taxes, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA" caption within the Management's Discussion and Analysis section of this report for additional information on the Timeshare Spin-off Adjustments.

We provide the following adjusted measures that reflect Timeshare Spin-off Adjustments for illustrative and informational purposes only. These adjusted measures are not necessarily indicative of, and we do not purport that they represent, what our operating results would have been had the spin-off actually occurred on the first day of 2011. This information also does not reflect certain financial and operating benefits we expect to realize as a result of the 2011 Timeshare spin-off.

Adjusted Measures That Exclude 2011 Other Charges

Management evaluates non-GAAP measures that exclude 2011 other charges of $28 million pre-tax ($17 million after-tax) because those non-GAAP measures allow for period-over-period comparisons of our on-going core operations before the impact of material charges. These non-GAAP measures also facilitate management's comparison of results from our on-going operations before material charges with results from other lodging companies. Please see the "Earnings Before Interest Expense, Taxes, Depreciation and Amortization ("EBITDA") and Adjusted EBITDA" caption within the Management's Discussion and Analysis section of this report for additional information on these 2011 other charges.

ADJUSTED RESULTS** - UNAUDITED

The following table reconciles our reported results to our adjusted results for fiscal year 2011:

(in millions, except per share amounts)	As Reported 52 Weeks Ended December 30, 2011	Timeshare Spin-off Adjustments[2]	Other Charges	As Adjusted 52 Weeks Ended December 30, 2011 **
REVENUES				
Base management fees	$ 602	$ (56)	$ —	$ 546
Franchise fees	506	60	—	566
Incentive management fees	195	—	—	195
Owned, leased, corporate housing and other revenue	1,083	—	—	1,083
Timeshare sales and services	1,088	(1,088)	—	—
Cost reimbursements	8,843	(268)	—	8,575
Total Revenues	12,317	(1,352)	—	10,965
OPERATING COSTS AND EXPENSES				
Owned, leased and corporate housing - direct	943	—	—	943
Timeshare - direct	929	(929)	—	—
Timeshare strategy - impairment charges	324	(324)	—	—
Reimbursed costs	8,843	(268)	—	8,575
General, administrative and other	752	(99)	(10)	643
Total Expenses	11,791	(1,620)	(10)	10,161
OPERATING INCOME	526	268	10	804
(Losses) gains and other income	(7)	(3)	18	8
Interest expense	(164)	29	—	(135)
Interest income	14	10	—	24
Equity in losses	(13)	(4)	—	(17)
INCOME BEFORE INCOME TAXES	356	300	28	684
Provision for income taxes	(158)	(40)	(11)	(209)
NET INCOME	$ 198	$ 260	$ 17	$ 475
EARNINGS PER SHARE - Diluted				
Earnings per share [1]	$ 0.55	$ 0.72	$ 0.05	$ 1.31
Diluted Shares	362.3	362.3	362.3	362.3

** *Denotes a non-GAAP financial measure.*

1. *Earnings per share plus adjustment items may not equal earnings per share as adjusted due to rounding.*
2. *We present our adjusted results as if our Timeshare spin-off had occurred on January 1, 2011.*

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management of Marriott International, Inc. is responsible for the integrity and objectivity of the consolidated financial statements and other financial information presented in this annual report. In meeting this responsibility, we maintain a highly developed system of internal controls, policies and procedures, including an internal auditing function.

The consolidated financial statements have been audited by Ernst & Young LLP, independent registered public accounting firm. Its report expresses an opinion as to whether management's financial statements fairly present, in all material respects, our consolidated financial position, results of operations and cash flows in conformity with U.S. generally accepted accounting principles.

The Board of Directors fulfills its responsibility for the financial statements through its Audit Committee, composed of three directors that are independent of the Company. The committee meets a minimum of four times during the year with the independent registered public accounting firm, representatives of management and the internal auditors to review the scope and results of the internal and external audits, the accounting principles applied in financial reporting, and financial and operational controls. The independent registered public accounting firm and internal auditors have unrestricted access to the Audit Committee, with or without the presence of management.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Marriott International, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting. The Company has designed its internal control over financial reporting to provide reasonable assurance on the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance on prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of inherent limitations in internal control over financial reporting, such controls may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management assessed the effectiveness of the Company's internal control over financial reporting as of December 28, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria").

Based on this assessment, management has concluded that, applying the COSO criteria, as of December 28, 2012, the Company's internal control over financial reporting was effective to provide reasonable assurance of the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this report, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting, a copy of which appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Marriott International, Inc.

We have audited Marriott International, Inc.'s internal control over financial reporting as of December 28, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Marriott International, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Marriott International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 28, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Marriott International, Inc. as of December 28, 2012 and December 30, 2011, and the related consolidated statements of income and comprehensive income, shareholders' (deficit) equity, and cash flows for each of the three fiscal years in the period ended December 28, 2012 of Marriott International, Inc. and our report dated February 20, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
February 20, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Marriott International, Inc.

We have audited the accompanying consolidated balance sheets of Marriott International, Inc. as of December 28, 2012 and December 30, 2011, and the related consolidated statements of income and comprehensive income, shareholders' (deficit) equity and cash flows for each of the three fiscal years in the period ended December 28, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marriott International, Inc. at December 28, 2012 and December 30, 2011, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 28, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Marriott International, Inc.'s internal control over financial reporting as of December 28, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
February 20, 2013

[This page intentionally left blank.]

Directors and Officers*

DIRECTORS

J.W. MARRIOTT, JR. [1]
Executive Chairman and
Chairman of the Board
Marriott International, Inc.

JOHN W. MARRIOTT III [6]
Vice Chairman of the Board,
Marriott International, Inc., and
Chief Executive Officer
JWM Family Enterprises, L.P.

MARY K. BUSH [2,3]
Chairman
Bush International, LLC

LAWRENCE W. KELLNER [1,2,4]
President
Emerald Creek Group, LLC

DEBRA L. LEE [4,5]
Chairman and Chief Executive Officer
BET Networks

GEORGE MUÑOZ [2,5]
Principal
Muñoz Investment Banking Group, LLC

HARRY J. PEARCE [3,5,6]
Chairman
Nortel Networks Corporation

STEVEN S REINEMUND [3,4]
Dean of Business
Wake Forest University

W. MITT ROMNEY [6]
Former Republican Candidate for
President of the United States

LAWRENCE M. SMALL [3,6]
Former Secretary
The Smithsonian Institution

ARNE M. SORENSON [5]
President and Chief Executive Officer
Marriott International, Inc.

DIRECTORS EMERITI

STERLING D. COLTON
WILLIAM J. SHAW

CHAIRMAN EMERITUS THE RITZ-CARLTON HOTEL COMPANY, L.L.C.

WILLIAM R. TIEFEL

LEGEND

* All information as of February 14, 2013.
1 Executive Committee
2 Audit Committee
3 Compensation Policy Committee
4 Nominating and Corporate Governance Committee
5 Committee for Excellence
6 Finance Committee
† Executive officer as defined under the Securities Exchange Act of 1934

EXECUTIVE OFFICERS

J.W. MARRIOTT, JR.†
Executive Chairman and
Chairman of the Board

ARNE M. SORENSON†
President and Chief Executive Officer

ROBERT J. McCARTHY [5,†]
Chief Operations Officer

CARL T. BERQUIST†
Executive Vice President and
Chief Financial Officer

ANTHONY G. CAPUANO [5,†]
Executive Vice President and
Chief Development Officer

SIMON F. COOPER†
President and Managing Director
Asia Pacific

BANCROFT S. GORDON
Vice President, Senior Counsel and
Corporate Secretary

DAVID J. GRISSEN†
President
The Americas

CAROLYN B. HANDLON
Executive Vice President
Finance and Global Treasurer

DEBORAH MARRIOTT HARRISON
Senior Vice President
Government Affairs

KEVIN M. KIMBALL
Executive Vice President
Finance

ALEX KYRIAKIDIS†
President and Managing Director
Middle East and Africa

STEPHANIE C. LINNARTZ [5]
Executive Vice President and Chief Marketing
and Commercial Officer

KATHLEEN MATTHEWS [5]
Executive Vice President and
Chief Communications and Public Affairs Officer

AMY C. McPHERSON†
President and Managing Director
Europe

LAURA E. PAUGH
Senior Vice President
Investor Relations

DAVID A. RODRIGUEZ [5,†]
Executive Vice President and
Chief Human Resources Officer

EDWARD A. RYAN†
Executive Vice President and
General Counsel

Corporate Information

CORPORATE HEADQUARTERS
Marriott International, Inc.
10400 Fernwood Road
Bethesda, MD 20817
301/380-3000
Internet: Marriott.com

COMMON STOCK LISTINGS
The company's Class A Common Stock (ticker symbol: MAR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

SHAREHOLDERS OF RECORD
At February 8, 2013, there were 312,344,872 shares of Class A Common Stock outstanding held by 38,726 shareholders of record.

INVESTOR RELATIONS
For information, call: 301/380-6500
Internet: Marriott.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
McLean, VA

ANNUAL MEETING OF SHAREHOLDERS
May 10, 2013—10:30 a.m.
JW Marriott Hotel Washington, DC
1331 Pennsylvania Avenue, NW
Washington, DC 20004

REGISTRAR AND TRANSFER AGENT
Shareholder inquiries regarding stock transfers, dividend payments, address changes, enrollment in the company's direct investment plan, lost stock certificates, or other stock account matters should be directed to:

Computershare Shareowner Services
P.O. Box 43078
Providence, RI 02940 3078
800/311-4816 (U.S. and Canada)
+1 201/680-6693 (International)
www.computershare.com/investor

COMMON STOCK PRICES AND DIVIDENDS[1]

	Stock Price High	Stock Price Low	Cash Dividends Declared Per Share
2011			
First quarter	$42.78	$36.24	$0.0875
Second quarter	38.52	32.92	0.1000
Third quarter	37.90	25.92	0.1000
Fourth quarter	33.57	25.49	0.1000
2012			
First quarter	$38.63	$29.73	$0.1000
Second quarter	40.45	35.68	0.1300
Third quarter	40.00	34.69	0.1300
Fourth quarter	41.84	33.93	0.1300

[1] The range of prices of our common stock and cash dividends declared per share for each quarterly period within the last two years are shown in the table above and for periods prior to the November 21, 2011 spin-off, have not been adjusted. See Footnote 16, "SPIN-OFF," of the Notes to our Financial Statements included in this Annual Report for additional information on the spin-off.

TELEPHONE NUMBERS
For reservations or information, call:

AC Hotels by Marriott 1-800/404-4806
Autograph Collection 1-877/829-2429
Bulgari Hotels & Resorts 1-800/6BULGARI
Courtyard 1-800/321-2211
EDITION 1-800/466-9695
Fairfield Inn & Suites 1-800/228-2800
Gaylord Hotels 1-800/429-5673
Grand Residences by Marriott 1-888/220-2058
JW Marriott 1-800/228-9290
Marriott Executive Apartments 1-800/800-5744
Marriott Hotels & Resorts 1-800/228-9290
Marriott Vacation Club 1-866/300-3032
Renaissance Hotels 1-800/468-3571
Residence Inn 1-800/331-3131
The Ritz-Carlton Destination Club 1-888/220-2084
The Ritz-Carlton Hotel Company, L.L.C. 1-800/241-3333
SpringHill Suites 1-888/287-9400
TownePlace Suites 1-800/257-3000

LODGING DEVELOPMENT INQUIRIES

ANTHONY CAPUANO
Executive Vice President and Chief Development Officer 1-301/380-4137

LAURENT DE KOUSEMAEKER
Chief Development Officer
Caribbean and Latin America 1-301/380-2340

CARLTON ERVIN
Chief Development Officer
Europe 41-44-723-5100

PAUL FOSKEY
Chief Development Officer
Asia Pacific 1-852-2918-6230

TIM GRISIUS
Senior Vice President
Mixed Use Development 1-301/380-4137

JEAN-MARC GROSFORT
Chief Development Officer
Middle East and Africa 33-1-4099-8792

RICHARD HOFFMAN
Executive Vice President
Mergers, Acquisitions and Business Development 1-301/380-1670

ERIC JACOBS
Chief Development Officer
Select-Service and Extended-Stay Brands 1-301/380-6066

SCOTT MELBY
Executive Vice President
Development, Planning and Feasibility 1-301/380-4137

KEVIN MONTANO
Senior Vice President
EDITION Global Development 1-301/380-7588

NOAH SILVERMAN
Chief Development Officer
North America Full-Service Hotels 1-301/380-2372

INTERNET
MarriottDevelopment.com

OTHER INFORMATION
Any shareholder who would like a copy of the company's Annual Report on Form 10-K for fiscal year 2012 may obtain one, without charge, by addressing a request to the Secretary, Marriott International, Inc., Department 52/862, 10400 Fernwood Road, Bethesda, MD 20817. The company's copying costs will be charged if copies of exhibits to the Annual Report on Form 10-K are requested. You may also obtain a copy of the Annual Report on Form 10-K for fiscal year 2012, including exhibits, from the company's website at Marriott.com/investor by clicking on "SEC Filings."

INTERNET USERS
We invite you to learn more about Marriott's business and growth opportunities at Marriott.com/investor. Our investor site includes an electronic version of this report, investor presentations, earnings conference calls, press releases, SEC filings, company history, and information about the company's governance and Board of Directors. You may also enroll in our dividend reinvestment plan.

Shareholders may also elect to receive notices of shareholder meetings, proxy materials and annual reports electronically through the Internet. If your shares are registered in your own name, and not in "street name" through a broker or other nominee, simply log in to the Internet site maintained by our transfer agent, Computershare Shareowner Services (formerly BNY Mellon Shareowner Services), at www.envisionreports.com/MAR and the step-by-step instructions will prompt you through enrollment.


J. W. "BILL" MARRIOTT, JR.
WITHOUT
RESERVATIONS

Bill Marriott's book "Without Reservations" on sale at www.Marriott.com/withoutreservations



Marriott International, Inc.
10400 Fernwood Road
Bethesda, Maryland 20817

Marriott.com

2012 Awards and Recognition

World's Most Admired Companies #1 in Lodging Industry
FORTUNE®

World's Most Ethical Companies
Ethisphere™ Institute

CIO 100 Award for Excellence and Innovation in Information Technology
CIO Magazine

Highest Ranking on Company Scorecard in Hotels Sector
Climate Counts

World Savers Award—Top Large Hotel Chain, The Ritz-Carlton Hotel Company, LLC
Condé Nast Traveler

World's Best Multinational Workplaces
Great Places to Work Institute®

100 Best Companies to Work For, including "All Star" and "Social Media Star" Lists
FORTUNE®

100 Best Companies
Working Mother

Top 50 Best Companies for Latinas
LATINA *Style*

Top Company for Supplier Diversity and Top 50 Companies for Diversity
DiversityInc

Corporate Equality Index—90%
Human Rights Campaign Foundation

Marriott Rewards® #1 Hotel Loyalty Program
Business Traveler

500 Best Hotels in the World (50 Marriott International-branded hotels included)
Travel + Leisure

North America Guest Satisfaction Index Study—#1 Hotel Company in Luxury Segment, The Ritz-Carlton Hotel Company, LLC
J.D. Power and Associates

North America Guest Satisfaction Survey—#1 in Upscale Brand Segment, SpringHill Suites
J.D. Power and Associates

Hotel Chain Survey—#1 Midprice Extended Stay Brand, TownePlace Suites by Marriott
Business Travel News


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